WeightWatchers® | 2010 ANNUAL REPORT











OUR SUCCESS THROUGH THEIR SUCCESS







"Losing weight clicked for us when we realized we could do Weight Watchers together. It was easy, it was flexible and it worked."
JIM AND LAURA
Jim | Lost: 109 lbs
Laura | Lost: 53 lbs

Dear Shareholders

2010 was a crucial year for Weight Watchers as we continued the implementation of a comprehensive set of strategies to lay the foundation for future growth while continuing to deal with difficult economic conditions in many of our markets. In 2010, we continued the active transformation of our business by innovating and reengineering our ***POINTS***® weight loss system in all our geographic markets, reinventing our meetings and retail presence, revitalizing our marketing and social relevance, evolving our WeightWatchers.com business and taking an increasingly active and vocal role in the preventative healthcare arena.

With the number of overweight and obese people in the world steadily increasing over the past 20 years and estimated to reach approximately 3.0 billion by 2015, Weight Watchers is well positioned to help people make healthy lifestyle changes in their lives, especially now at a time when they need it most. In the United States alone, almost 150 million adults are overweight or obese, and obesity-related issues account for nearly 10% of the total healthcare budget. Weight Watchers' lifestyle approach plays a critical role in the solution to this problem and Weight Watchers can be, and should be, a key player in making the world healthier. At the same time, we are just starting to emerge from one of the most challenging economic climates of our lifetime, which placed a heavy burden on consumers and pressured discretionary spending across categories, including weight loss.

Despite this environment, in 2010 we grew revenues 3.8% to $1.452 billion, boosted paid weeks 7.8% to 140.4 million, had worldwide meeting attendance greater than 51 million, and surpassed the 1.0 million active subscriber mark for Weight Watchers Online. Recent improved trends in our business by the end of 2010 were even more encouraging. They not only indicate that the economy is recovering, but also are a reflection of our improved level of execution and that our strategies to accelerate growth in our business are beginning to bear fruit.

Weight Watchers has always been a highly profitable business and 2010 was no exception. For the year, we produced operating income of $390.3 million, net income of $194.2 million, and cash flow from operations of $281.5 million. These results demonstrate the attractiveness of our business model, characterized by impressive margins, predictable expenses, low capital needs, favorable cash flows, and strong returns on invested capital. These results are further supported by our commitment to delivering returns to shareholders, illustrated by generating earnings per fully diluted share of $2.56, paying $53.4 million in dividends over the course of the year and repurchasing $106.6 million of our stock.

One of our biggest accomplishments during the year was the overhaul of our original ***POINTS*** weight loss system with the innovation launches of the ***ProPoints***® program and the ***PointsPlus***® program. These new programs capitalized on more than 10 years of advancement in nutritional science while building on the strong equity of the existing ***POINTS*** system. ***ProPoints*** was first launched in Continental Europe in late 2009 and drove volume trend improvements in 2010. The growth was spurred by a large influx of returning members who were encouraged by the new benefits of ***ProPoints***. We then

LEMONGRASS CHICKEN RECIPE
Featured in July/August 2010 issue of *Weight Watchers Magazine*

PRODUCTS AND LICENSING

Dark Chocolate Raspberry Ice Cream Bars, Natural Light String Cheese, Chocolate Pretzel Blast Mini Bars, Green Giant Baby Vegetable Medley


Weight Watchers
2 POINTS Per Bar
New!
Dark Chocolate Raspberry
12


Weight Watchers
1 POINTS Per Stick
String Cheese
12 Individual Portions


WeightWatchers
Chocolate Pretzel Blast
Mini Bars
1 POINTS Per Bar


Green Giant
Weight Watchers
0 POINTS
Baby Vegetable MEDLEY
SIMPLY STEAM
in the Bag!

Green Giant is a trademark of General Mills, used with permission.

"With Weight Watchers I found I didn't have to give up my favorite foods — just eat them in moderation."

LISA, Meetings Leader | Lost: 50.2 lbs

launched the ***ProPoints*** program in the United Kingdom and Australia and the ***PointsPlus*** program in the United States and Canada in the fourth quarter of 2010, and were met with a similarly enthusiastic response by returning members and, even more encouraging, brand new customers who have never participated in a Weight Watchers program before.

One ongoing area of focus was the revitalization of our meetings infrastructure. In 2010, we concentrated our efforts on stronger locations, time slots and service providers while discontinuing lower performing meetings. At the end of 2010, we successfully reduced our U.S. meetings footprint by 11% from 2009 and the benefits were readily apparent. The average number of attendances per meeting was up 20% by the end of 2010, a trend that improved throughout the year and continued into 2011. Higher attendance provides for a more vibrant and energetic meeting, which is highly motivating for members in their weight loss journey. It also generates higher commissions for our service providers and, ultimately, contributes to higher gross margins for the company.

To make Weight Watchers meetings more appealing to customers, we also began upgrading our retail locations with an eye on front-of-store appeal, member experience, convenience, modernity and brand appeal. In 2010, we began rolling out our improved retail centers, and in September, we completed the upgrade process of two entire metropolitan markets – Tampa, Florida and St. Louis, Missouri – transforming all Weight Watchers centers in these two test markets. We immediately witnessed a better member experience and increased enrollment of new members at these locations. We are now actively renegotiating leases and moving our meetings to improved locations throughout North America, and plan for this transformation to be largely completed by the end of 2012.

Improving retention and relevance continues to be a main priority for Weight Watchers, and during the year we introduced several initiatives aimed at boosting these





"I fell in love with the iPhone app for tracking. I have a crazy-busy schedule, so I needed a quick and easy way to track on the go."

JENNIFER HUDSON

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important metrics as well as better serving our current members. In the spring, we partnered with Jennifer Hudson as our celebrity spokesperson and launched an aggressive marketing campaign, which fully integrated all aspects of our marketing mix – television, website, Internet, public relations and direct mail. As an Academy Award®, Golden Globe® and Grammy Award®-winning singer and actress, Jennifer was exceptionally embraced by the public. Jennifer's success and commitment to Weight Watchers has been inspiring. In addition to having broad-based appeal, she is a true believer in the Weight Watchers approach to a healthy lifestyle and one who actively follows the program. As a result, she is able to genuinely and authentically articulate the benefits of using our program. Our marketing platform in 2011 builds off of this campaign, featuring Jennifer accompanied by other real-life members' testimonials. We are extremely pleased with the results so far and are excited about what the coming year has to offer.

In April, our WeightWatchers.com business launched a new advertising campaign that highlights the experiences of successful subscribers, giving them a platform to talk about and share the positive impact Weight Watchers Online has had on their lives. WeightWatchers.com continues to be an important growth vehicle for our business. Internet revenues grew 21.8% in 2010. While we have passed the 1.0 million Online subscriber milestone, we continue to see tremendous growth potential for Weight Watchers Online in 2011 and beyond.

Weight Watchers also remains committed to product development and innovation to make the weight loss process even easier and more convenient. We have introduced many new products to our meeting rooms, entered into new licensing and endorsement partnerships to offer consumers even more variety in the grocery store, and published several new books. Through our WeightWatchers.com business, we continue to improve the functionality of our Internet products in



WeightWatchers Online
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SUBSCRIBER WEBSITE ENHANCEMENTS

Our subscriber website was enhanced to customize each user's subscriber homepage and plan section to the user's stage of the program and to include recipe ratings and reviews and more robust profiles within the Weight Watchers Community. We also expanded Weight Watchers Community functionality to our international markets.



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2010 iPHONE® ENHANCEMENTS

Our popular iPhone application was expanded to include access to the Weight Watchers Community as well as the Weight Tracker tool. We also launched the iPhone application in the United Kingdom and Australia.

INTERNATIONAL SUBSCRIBER SITES

Our portfolio of subscription sites continues to grow worldwide. In 2010, Weight Watchers Online was launched in Belgium and Spain.



- Australia
- Belgium
- Canada
- China
- France
- Germany
- Netherlands
- Spain
- Sweden
- United Kingdom
- United States

2010 ONLINE STATS



Weight Watchers Online
Over 9 million subscribers



Facebook
Over 457,376 Fans



Twitter
Over 27,733 Followers



"I adopted a healthier lifestyle and focused on losing weight, which ended up saving my life."

ALYCIA | Lost: 44.6 lbs

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order to increase usage and enhance mobility among both our Weight Watchers Online subscribers and our meetings members using Weight Watchers eTools. To this end, we launched several new Internet product and website enhancements in 2010, including the upgrade of the Online product for the new ***ProPoints*** and ***PointsPlus*** programs, an iPhone® application in the United Kingdom and Australia, our first iPad® application in the United States, and new subscription websites in Belgium and Spain.

I am also happy to say that in 2010 we held our third annual Lose for Good® campaign, an initiative that fights hunger both locally and globally by increasing awareness of this important issue and helping provide access to healthy food for those in need. In addition to encouraging members to help the less fortunate, the campaign raises awareness of the growing obesity epidemic. Each year I am impressed and appreciative of the dedication and support from our members and subscribers.

Obesity continues to be a health epidemic facing the United States as well as the broader industrialized world – even more of a reason to view a healthy lifestyle as a necessity, not a luxury. The Center for Disease Control (CDC) has recently increased their estimate of how many Americans have diabetes to nearly 26 million and noted that 1 in every 10 American adults has diabetes. Even more troubling, the CDC estimates that, if current trends continue, the incidence of diabetes will further increase to 1 in 3 American adults by the year 2050, making it a $500 billion issue.

Weight Watchers is committed to playing a significant, central role in the fight against obesity and assisting in the creation of a maintainable solution to the healthcare cost crisis. At Weight Watchers, we firmly believe the only way to systematically address obesity is for individuals to alter their routines to a sustainable, healthier lifestyle. During the International Congress on Obesity held this past July in Stockholm, results were presented from a large-scale randomized clinical trial of over 700 participants that was led by independent researchers. The results of the study demonstrated that over a twelve month period, the doctor referral to Weight

WeightWatchers

LOSE FOR GOOD

LOSE FOR GOOD GARDENS

Last fall, as part of our annual Lose for Good campaign, Weight Watchers teamed up with Share Our Strength® to plant gardens at local schools and community centers in the hometowns of six Weight Watchers 2010 Role Model of the Year finalists. From Atlanta to Los Angeles, Weight Watchers employees and Role Models rolled up their sleeves to help their communities increase awareness of malnutrition and hunger and inspire healthy eating habits for life.


PARTNERS IN ENDING CHILDHOOD HUNGER
NO KID HUNGRY
SHARE OUR STRENGTH
WeightWatchers
LOSE FOR GOOD



"With the number of overweight and obese people in the world steadily increasing… Weight Watchers is well positioned to help people make healthy lifestyle changes in their lives, especially now at a time when they need it most."

DAVID KIRCHHOFF

Watchers arm of this study lost 2x more weight and delivered 2.5x as many people reaching a 10% weight loss target compared to the doctor's office only standard care arm. This study further validates that a combination of a doctor's care plus Weight Watchers is an extremely effective method for weight loss.

The clinical effectiveness of our program, with more than 60 scientific publications over the last fifteen years, demonstrates that Weight Watchers is a key, proven front-line delivery mechanism of behavior change. Combined with our relatively low cost program, Weight Watchers is uniquely positioned as a lead provider of lifestyle-based weight management within the healthcare system and we are exploring exciting new channels in which to offer our expertise. As an example, we recently entered into a collaborative partnership with Merck to educate doctors in the United States on the effectiveness of the Weight Watchers lifestyle approach, with a major pilot that began in January 2011.

Weight Watchers has always been focused on educating our members about how they can live a healthy lifestyle and make rational food decisions that will promote weight loss and overall health, while enabling them to easily maintain the results for the long-term. Our members and subscribers aren't just dieting; they are changing their lifestyle in a way that is sustainable and leaves them feeling accomplished and healthy. Our new ***PointsPlus*** and ***ProPoints*** programs emphasize these fundamentals, and we are confident that our members and subscribers are being equipped with the necessary knowledge and life coping skills to alter their lives for the better.

In conclusion, I would like to thank all of our members and subscribers, service providers, employees, directors and shareholders for their support throughout the year. 2010 was a successful year for Weight Watchers, and one filled with many innovations and accomplishments. We look forward to another great year ahead in 2011.

Sincerely,

David P. Kirchhoff

President & Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2011.

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 001-16769

WEIGHT WATCHERS INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Virginia	**11-6040273**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

11 Madison Avenue, 17th Floor, New York, New York 10010
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code:
(212) 589-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, no par value	**New York Stock Exchange**
Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates as of July 2, 2010 (based upon the average bid and asked price of $25.20 per share of common stock as of July 2, 2010, the last business day of the registrant's second fiscal quarter of 2010, as quoted on the New York Stock Exchange) was $820,780,128. For purposes of this computation, it is assumed that shares of common stock held by our directors, officers and our controlling shareholders would be deemed stock held by affiliates.

The number of shares outstanding of common stock as of January 31, 2011 was 72,781,326.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2011 annual meeting of shareholders scheduled to be held on May 10, 2011 are incorporated herein by reference in Part III, Items 10-14. Such Proxy Statement will be filed with the SEC no later than 120 days after the registrant's fiscal year ended January 1, 2011.

Weight Watchers International, Inc.

Annual Report on Form 10-K

Table of Contents

BASIS OF PRESENTATION

Weight Watchers International, Inc. is a Virginia corporation with its principal executive offices in New York, New York. In this Annual Report on Form 10-K unless the context indicates otherwise: "we," "us," "our" and the "Company" refer to Weight Watchers International, Inc. and all of its businesses consolidated for purposes of its financial statements; "Weight Watchers International" and "WWI" refer to Weight Watchers International, Inc. and all of the Company's businesses other than WeightWatchers.com; "WeightWatchers.com" refers to WeightWatchers.com, Inc. and all of the Company's Internet-based businesses; "NACO" refers to our North American Company-owned meeting operations; and "China Joint Venture" refers to Weight Watchers Danone China Limited and all of its businesses.

Our fiscal year ends on the Saturday closest to December 31st and consists of either 52- or 53-week periods. In this Annual Report on Form 10-K:

- "fiscal 2001" refers to our fiscal year ended December 29, 2001;
- "fiscal 2002" refers to our fiscal year ended December 28, 2002;
- "fiscal 2003" refers to our fiscal year ended January 3, 2004;
- "fiscal 2004" refers to our fiscal year ended January 1, 2005;
- "fiscal 2005" refers to our fiscal year ended December 31, 2005;
- "fiscal 2006" refers to our fiscal year ended December 30, 2006;
- "fiscal 2007" refers to our fiscal year ended December 29, 2007;
- "fiscal 2008" refers to our fiscal year ended January 3, 2009;
- "fiscal 2009" refers to our fiscal year ended January 2, 2010; and
- "fiscal 2010" refers to our fiscal year ended January 1, 2011.

The following terms used in this Annual Report on Form 10-K are our trademarks: *Weight Watchers®*, *WeightWatchers.com®*, ***POINTS***®, ***ProPoints***® and ***PointsPlus***™.

[THIS PAGE INTENTIONALLY LEFT BLANK]

PART I

Item 1. Business

Overview

We are a leading, global-branded consumer company and the world's leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. With over four decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight-conscious consumers. In 2010, consumers spent over $4 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications.

The high awareness and credibility of our brand among all types of weight-conscious consumers—women and men, consumers online and offline, the support-inclined and the self-help-inclined—provide us with a significant competitive advantage and growth opportunity. As the number of overweight and obese people worldwide grows, we believe our global presence and brand awareness uniquely position us to capture an increasing share of the global weight management market through our core meetings business and our additional growth vehicles, such as WeightWatchers.com.

In the more than 45 years since our founding, we have built our meetings business by helping millions of people around the world lose weight through sensible and sustainable food plans, exercise, behavior modification and group support. Each week, approximately 1.2 million members attend over 45,000 Weight Watchers meetings around the world, which are run by more than 12,000 leaders—each of whom has lost weight on our program. We are constantly improving our scientifically-based weight management approaches, and we are one of only a few commercial weight management programs whose efficacy has been clinically proven. Our strong brand, together with the effectiveness of our plans, loyal customer base and unparalleled network and infrastructure, enable us to attract new and returning members efficiently. Our customer acquisition costs are relatively low due to both word of mouth referrals and our efficient mass marketing programs.

Through WeightWatchers.com, we offer Internet subscription weight management products to consumers and maintain an interactive presence on the Internet for the Weight Watchers brand. We believe WeightWatchers.com is the global leading provider of weight management Internet subscription products. Currently, we provide two Internet subscription offerings: Weight Watchers Online and Weight Watchers eTools. Weight Watchers Online provides interactive and personalized resources that allow users to follow our weight management plans via the Internet. Weight Watchers eTools is the Internet weight management companion for Weight Watchers meetings members who want to interactively manage the day-to-day aspects of their weight management plans on the Internet. Weight Watchers eTools is offered for free as part of our Monthly Pass commitment plan, or Monthly Pass, which provides our meetings members with unlimited access to meetings at a discounted monthly rate. We currently offer our two Internet subscription products in eleven countries, including the United States, the United Kingdom, Germany and Australia.

Companies show continued interest in licensing our brand and other intellectual property as a platform to build their businesses since the Weight Watchers brand brings high credibility and access to the weight-conscious consumer. By partnering with carefully selected companies in categories relevant and helpful to weight-conscious consumers, we have created a highly profitable licensing business as well as a powerful vehicle to reinforce the Weight Watchers brand in the minds of our target consumers.

The Global Weight Management Market

We participate in the global weight management market. According to Marketdata Enterprises, the weight management industry had revenue of approximately $60 billion in 2009 in the United States alone. The number of overweight and obese people has steadily increased around the world over the past 20 years and is estimated to reach approximately 3.0 billion by 2015, primarily driven by changing eating patterns and increasingly sedentary lifestyles. Between 2007 and 2008, 68% of Americans over the age of 19 were considered overweight and almost half of these were obese. Numerous diseases, including heart disease, high blood pressure and Type II diabetes, are associated with being overweight or obese. We believe the growing population of overweight people who are motivated by both an increasing awareness of the health benefits of weight loss and the desire to improve their appearance is fueling the growth in demand for weight management programs. We believe this growth and awareness is also a result of an increasing willingness of employers and governments to promote and contribute towards the cost of weight management programs.

Our Services and Products

Our Weight Management Plans

In each of our markets, we offer services and products that are built upon our weight management plans which are comprised of a range of nutritional, exercise and behavioral tools and approaches. ***PointsPlus*** and ***ProPoints***, our current weight management plans, are innovative, new systems, with similar methodologies, developed from a combination of the latest nutritional scientific research and insights of customers who have experienced prior Weight Watchers plans. For example, the ***PointsPlus*** system is similar to the patented ***POINTS*** Weight Loss System as it specifies a simple value for each food. The ***PointsPlus*** value of a food, however, is determined by a unique and proprietary formula based on the food's protein, carbohydrates, fat and dietary fiber content. The formula takes into account how these nutrients are processed by the body as well as their impact on satiety. Subject to certain nutritional guidelines, consumers following the ***PointsPlus*** program can eat any food as long as the ***PointsPlus*** value of their total food consumption stays within their personalized ***PointsPlus*** "budget". Since nutritious foods generally have low ***PointsPlus*** values, this approach guides consumers toward healthier eating habits. Under the ***PointsPlus*** program, consumers are taught different techniques shown to help them in their weight loss efforts, such as being encouraged to choose specified "Power Foods" as part of their daily "***PointsPlus*** Target" to, among other things, maximize eating satisfaction in relation to other similar foods. "Power Foods" are foods that are shown to be healthier and more satisfying food choices based on unique and proprietary formulas assigned to categories of similar foods. At the end of 2009 and during 2010, the ***ProPoints*** program was launched in Continental Europe. At the end of 2010, we launched the ***PointsPlus*** program in the United States and Canada, and the ***ProPoints*** program in the United Kingdom and Australia.

Our Meetings

We present our program in a series of weekly meetings of approximately one hour in duration. Meetings are conveniently scheduled throughout the day. Typically, we hold meetings in either meeting rooms in civic or other community centers or in leased locations.

Our group support system remains the cornerstone of our meetings. Members provide each other support by sharing their experiences and by providing encouragement and empathy with other people experiencing similar weight management challenges. This group support provides the reassurance that no one must overcome their weight management challenge alone. Group support assists members in dealing with issues such as emotional eating and finding time to exercise. We facilitate this support through interactive meetings that encourage learning through group activities and discussions.

In our meetings, our leaders present our program in a manner that combines group support and education with a structured approach to food, activity and lifestyle modification developed by credentialed weight management experts. Our more than 12,000 leaders run our meetings and educate members on the Weight Watchers method of successful and sustained weight management. Our leaders also provide inspiration and motivation for our members and are examples of our program's effectiveness because they have lost weight and maintained their weight loss on our program.

Meetings typically begin with registration and a confidential weigh-in to track each member's progress. Leaders and receptionists are trained to engage the members at the weigh-in to talk about their weight management efforts during the previous week and to provide encouragement and advice. Part of the meeting is educational, where the leader uses personal anecdotes, games or open questions to demonstrate some of our core weight management strategies, such as self-belief and self-discipline. For the remainder of the meeting, the leader focuses on a variety of topics pre-selected by us, such as seasonal weight management topics, achievements people have made in the prior week and celebrating and applauding individual successes. Discussions can range from dealing with a holiday office party to making time to exercise. The leader encourages substantial participation and discusses supporting products and materials as appropriate. At the end of the meeting, new members are given special instruction in our current weight management plans.

Our leaders help set a member's weight goal within a healthy range based on body mass index. When members reach their weight goal and maintain it for six weeks, they achieve lifetime member status. This gives them the privilege to attend our meetings free of charge as long as they maintain their weight within a certain range. Successful members also become eligible to apply for positions as leaders. Field management and current leaders constantly identify potential new leaders from members who have strong interpersonal skills. Leaders are usually paid on a commission basis.

Our traditional payment structure in our meetings business is a "pay-as-you-go" arrangement. A new member pays an initial registration fee and then a weekly fee for each meeting attended, although free registration is offered as a promotion during certain times of the year. We also offer prepayment plans consisting of pre-paid meeting vouchers and coupons.

In fiscal 2006, we introduced the Monthly Pass commitment plan in NACO. We subsequently introduced Monthly Pass in eight additional markets, including the United Kingdom, Germany and Australia. Monthly Pass is generally offered at an approximate 20% to 25% discount to the typical "pay-as-you-go" weekly fee depending on the country. Under the terms of Monthly Pass, a fee is charged automatically to the member's credit card on a monthly basis until the member elects to cancel. Monthly Pass is available for purchase throughout the year. As part of Monthly Pass, members receive unlimited access to meetings at this discounted monthly price plus free access to Weight Watchers eTools, the Internet weight management companion for Weight Watchers meetings members. More than half of our member attendances, and more than three quarters of our meeting paid weeks, were attributable to Monthly Pass in each of the markets where it has been offered for at least a year.

As of the end of fiscal 2010, less than 17% of our total worldwide attendance was represented by franchised operations. We estimate that, in fiscal 2010, these franchised operations attracted attendance of approximately 10 million people. Franchisees typically pay us a fee equal to 10% of their meeting fee revenues. We have enjoyed a mutually beneficial relationship with our franchisees over many years. In our early years, we used an aggressive franchising strategy to quickly establish a meeting infrastructure to pre-empt competition. Since then, we have acquired a large number of franchises and expect to continue to do so opportunistically.

Our franchisees are responsible for operating classes in their franchise class territory using the program and marketing guidelines we have developed. We provide a central support system for the program and our brand. Franchisees purchase products from us at wholesale prices for resale directly to members. Franchisees are obligated to adhere strictly to our program content guidelines, with the freedom to control pricing, class locations, operational structure and local promotions. Franchisees provide local operational expertise, advertising and public relations. Franchisees are required to keep accurate records that we audit on a periodic basis. Most franchise agreements are perpetual and can be terminated only upon a material breach or bankruptcy of the franchisee.

Our Product Sales

We sell a range of products, including bars, snacks, cookbooks, food and restaurant guides with ***PointsPlus*** values, Weight Watchers magazines and ***PointsPlus*** calculators, which complement our weight management plans and help our customers in their weight management efforts. We have focused on selling consumables that drive recurring purchases. Our products are designed to be high quality, offer benefits related to the Weight Watchers plans, be competitively priced and be easy to merchandise.

We sell our products primarily through our meeting operations and to our franchisees. We have grown our product sales per attendee in our meeting operations by updating our selection of products. In fiscal 2010, sales of our proprietary products represented approximately 18% of our revenues. We intend to continue to optimize our product offerings by updating existing products, selectively introducing new products and sharing best practices across geographies.

Revenues from WWI, including revenues from meetings and product sales, comprised 83.4% of our total revenues in fiscal 2010, 85.9% of our total revenues in fiscal 2009 and 87.7% of our total revenues in fiscal 2008.

Our WeightWatchers.com Offerings

Through WeightWatchers.com, we are well positioned to benefit from the large self-help weight management market as well as several trends taking place in the global Internet marketplace, including an increased willingness of consumers to access and pay for web content, the proliferation of broadband access and the growth of e-Commerce and Internet advertising. According to the U.S. Census Bureau, U.S. retail eCommerce sales as a percent of total U.S. retail sales more than tripled between the third quarter of 2001 and the third quarter of 2010. We offer two Internet subscription products—Weight Watchers Online and Weight Watchers eTools. We have offered these products in the United States since 2001 and subsequently have launched them in ten other countries, including the United Kingdom, France, Germany and Australia. While these products have similar functionality across markets, each is tailored specifically to the local market.

Revenues from WeightWatchers.com contributed 16.6% of our total revenues in fiscal 2010, 14.1% of our total revenues in fiscal 2009 and 12.3% of our total revenues in fiscal 2008.

Subscription Products

Weight Watchers Online is a product based on the Weight Watchers approach to weight management and is designed to attract self-help-inclined consumers. Weight Watchers Online helps consumers adopt a healthier lifestyle, with a view toward long-term behavior modification—a key aspect of the Weight Watchers approach toward sustainable weight loss. Weight Watchers Online allows consumers to learn how to make healthier food choices and lead a more active lifestyle by providing them with online content, functionality, resources and interactive web-based weight management plans. As of the end of fiscal 2010, WeightWatchers.com had over a million active Weight Watchers Online subscribers.

Weight Watchers eTools is an Internet weight management product available to consumers who are Weight Watchers meetings members. Weight Watchers eTools allows users to interactively manage the day-to-day aspects of their weight management plans online, discover different food options, stay informed and motivated, and keep track of their weight management efforts.

As Weight Watchers Online and Weight Watchers eTools reflect different value propositions, the subscription products are priced differently. Both subscription products currently offer an initial pre-paid subscription term of one or three months, continuing thereafter on a pre-paid month-to-month basis until canceled. In the United States, Weight Watchers Online costs $65.00 for the initial 3-month term or $47.90 for the initial one-month term. The ongoing monthly fee for Weight Watchers Online is $17.95. In the United States,

Weight Watchers eTools costs $29.95 for the initial 3-month term or $12.95 for the initial one-month term. The ongoing monthly fee for Weight Watchers eTools is $12.95. In addition, Weight Watchers eTools is included for free in purchases by consumers of Monthly Pass.

Features of Subscription Products

We believe WeightWatchers.com's personalized and interactive Internet subscription products provide customers with an engaging weight management experience. Our Internet subscription products help customers monitor their weight management efforts, encourage exercise and a more active lifestyle, and provide guidance toward healthier eating habits by offering the following interactive resources:

- ***PointsPlus*** Tracker
- ***PointsPlus*** Calculators
- Power Foods lists
- Weight Tracker and Progress Charts
- Nutritional Guidelines
- Hunger Tracker
- Fitness Workouts and Videos
- Recipe and Food Databases
- Recipe Builder
- Meal Ideas
- Restaurant Guides

Mobile Solutions and Other Market Opportunities

We believe that mobile weight management tools and resources are an important market opportunity for us. In fiscal 2009, we launched our iPhone® application which provides subscribers with access to a suite of weight-loss tools as well as helpful content. In fiscal 2010, we launched our iPad® application which provides subscribers with access to a robust set of recipe tools. We continue to explore opportunities to enhance the mobility of our programs and products.

In addition, we believe men represent an important market opportunity for us and have a version of our Internet subscription products customized for men. Based on our internal research, we believe many men trust the Weight Watchers brand as a source of sensible weight management advice. We believe web-based offerings, combined with appropriate content and imagery, are well suited for men. We believe we can also continue to expand our Internet revenues from sources other than our Internet subscription products, including third party advertising on our website.

Licensing, Endorsements and Publishing

Licensing and Endorsements

We license the Weight Watchers brand and our other intellectual property in certain categories of food and other relevant consumer products to carefully selected partners. We also endorse carefully selected branded consumer products. We seek to increase our licensing revenues by targeting sizeable product categories where the Weight Watchers brand can add real value. In order to achieve this goal, our global licensing team focuses on strategically increasing the number of categories and geographies of our licensed and endorsed products.

We typically partner in our licensing and endorsement arrangements with third parties that excel at new product development and have strong marketing and sales expertise, manufacturing and distribution capabilities, financial strength, prior performance in previous licensing and endorsement deals and senior management committed to building the Weight Watchers brand. In connection with our acquisition from the H.J. Heinz Company, or Heinz, in September 1999, Heinz received a perpetual royalty-free license to continue using our brand in its core food categories. We plan to continue to choose our licensing and endorsement partners carefully after identifying and prioritizing product categories that enhance the Weight Watchers brand and have long-term growth potential.

Select current licensees and endorsees include:

LICENSEES AND ENDORSEES	PRODUCTS/CATEGORIES
United States	
Applebee's	Select Applebee's Menu Items
Bimbo Bakeries	Fresh Bread
Boca	Frozen Meat Alternatives
Conair	Scales
Dawn Foods	Sweet Baked Goods
General Mills	Green Giant Frozen Vegetables and Progresso Light Soups
Greencore	Chilled Meals
Kraft Foods	Certain JELL-O Gelatin Products
Lala Foods	Yogurt
Morrison's	Hospital Cafeteria Menu
Schreiber Foods	Cheese
Wells Dairy	Ice Cream Novelties
United Kingdom	
Finsbury Food Group	Cakes
Greencore Prepared	Ready to Eat Meals
Walkers	Biscuits and Cookies
Warburtons	Bread
Yoplait	Yogurt
Continental Europe	
Bischoffszell & Gastina	Chilled Meals and Pasta
Campofrio Group	Meats
COOP	COOP "Healthy for You" Range
Kuhlmann	Salads and Sauces
Marie Frais	Chilled Meals, Salads and Quiches
Senoble	Yogurt
Australia and New Zealand	
Conair	Scales
Fonterra	Yogurt, Desserts, Cheese and Milk
Tasti	Breakfast Cereal and Bars

We ask each of our licensees to include on their packaging information about our services and our products, such as our toll-free numbers and a URL for WeightWatchers.com. This marketing and promotional support reinforces the value of our brand.

Our licensing and endorsement arrangements give us access to weight-conscious consumers through products sold at retail and increase the awareness of our brand. We continue to believe there are significant opportunities both in the United States and internationally to take advantage of the strength of the Weight Watchers brand and our other intellectual property through additional licensing and endorsement arrangements.

Weight Watchers Magazine

Weight Watchers magazines are published in most of our major markets. In the United States, Weight Watchers Magazine is an important branded marketing platform that continues to show strong circulation and advertiser acceptance. As of fall 2010, our US magazine had a readership of 10.1 million, according to MediaMark Research, Inc., an industry tracking service. In addition to generating revenues from subscription sales and third-party advertising, Weight Watchers Magazine also reinforces the value of our brand and serves as a powerful tool for marketing to both existing and potential customers.

Marketing and Promotion

Word of Mouth

The word of mouth generated by our current and former customers is an important source of new customers. Over our more than 45-year operating history, we have created a powerful referral network of loyal customers. These referrals, combined with our strong brand and the effectiveness of our plans, enable us to efficiently attract new and returning customers.

Media Advertising

Our advertising enhances our brand image and awareness, and motivates both former and potential new customers to join Weight Watchers meetings or subscribe to Weight Watchers Online. We have historically taken advantage of a range of traditional offline advertising vehicles such as television, radio and print. Further, WeightWatchers.com has developed a strong capability and presence in Internet advertising. Our advertising schedule supports the three key marketing campaigns of the year: winter, spring and fall. We allocate our media advertising on a market-by-market basis, as well as by media vehicle. We select our media vehicles (television, radio, Internet, magazines and newspapers) based on their efficiency and effectiveness in reaching our target audience.

Direct Mail and Email

Direct mail and email is a critical element of our marketing because it targets potential returning customers. We maintain databases of current and former customers in each country in which we operate, which we use to focus our direct mailings and email. During fiscal 2010, NACO sent over 31 million pieces of direct mail. Most of these mailings are timed to coincide with the start of our marketing campaigns and are intended to encourage former meetings members to re-enroll. WeightWatchers.com made a substantial investment in developing email targeting capabilities. Its email promotional programs are an important customer acquisition vehicle for both our Internet and meetings businesses.

WeightWatchers.com Website

The WeightWatchers.com website is an important global promotional channel for our brand, services and products. The website is an important vehicle for communicating our services and products in greater detail than could be achieved in more traditional advertising vehicles. In addition to being a gateway for our Internet subscription products, the website contributes value to our meetings business by promoting our brand, advertising Weight Watchers meetings and keeping members involved with Weight Watchers outside of meetings through useful offerings, such as a meeting locator, low calorie recipes, weight management articles, success stories and social media functionality. In fiscal 2010, our Meeting Finder feature generated on average over 1.3 million meeting searches per month globally. The Meeting Finder makes it easier than ever for our existing and potential members to find a convenient meeting place and time. The WeightWatchers.com website attracts, on average, over 8.1 million unique visitors per month in the United States alone.

National Accounts and At-Work Meetings

As healthcare costs continue to be a significant concern on the minds of employers and their employees, we believe that our broad range of services and products uniquely positions us to serve the corporate market and help companies reduce their healthcare costs and improve the overall well-being of their employees. Our strategy is focused on leveraging our organizational capability to serve companies of every size through our National Accounts department and our local At-Work selling teams. As a result of this strategy, we now have the capability to sell, market, and service companies at the local level, the mid-market level, and the national level of the corporate market.

Public Relations

We carry out many of our key public relations initiatives through the efforts of current and former Weight Watchers leaders, members and subscribers. These leaders, members and subscribers engage in local promotions, information presentations and charity events to promote Weight Watchers and demonstrate the program's efficacy. In addition, some become media-trained ambassadors and represent us in various local public relations activities. We currently have over 450 media-trained ambassadors as part of our grass roots network.

In addition, we have continued a science-based public relations initiative we launched during the winter of 2005 to capitalize on Weight Watchers' position as one of only a few clinically proven commercial weight management programs. This has included an increased investment in third-party scientific research, the inclusion of a science center on the WeightWatchers.com website and increased efforts to share our consumer and program insights with leaders in the scientific and medical communities as well as the general public.

Weight Watchers Magazine

In addition to generating revenues from subscription sales and third-party advertising, Weight Watchers Magazine reinforces the value of our brand and serves as an important marketing tool to both existing and potential customers. We offer Weight Watchers magazines in most of our major markets.

Seasonality

Our business is seasonal, with revenues generally decreasing at year end and during the summer months. Our advertising schedule supports the three key enrollment-generating seasons of the year: winter, spring and fall, with winter having the highest concentration of advertising spending. The timing of certain holidays, particularly Easter, which precedes the spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. For example, in fiscal 2009, Easter fell on April 12, which means that our spring marketing campaign began in the second quarter of fiscal 2009 as opposed to the first quarter of fiscal 2008. The introduction of Monthly Pass in the meetings business has resulted in less seasonality with regard to our meeting fee revenues because its revenues are amortized over the related subscription period. Our operating income for the first half of the year is generally the strongest. While WeightWatchers.com experiences similar seasonality in terms of new subscriber sign-ups, its revenue tends to be less seasonal because it amortizes subscription revenue over the related subscription period.

Entrepreneurial Management

We run our company in an entrepreneurial manner that allows us to develop and test new ideas on a local basis and then implement the most successful ideas across our network. In addition, many of our meeting products were developed locally and then introduced successfully in other countries. Local managers have strong incentives to adopt and implement the best practices of other regions and to continue to develop innovative new services and products.

While having strong local leadership has always been a cornerstone of our strategy, we have also been investing in building our global corporate management team. Our management team plays a critical role in driving and facilitating the global coordination necessary to optimize our international assets and share best practices across geographies.

Competition

The weight management market includes self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers.

Competition among commercial weight management programs is largely based on program recognition and reputation and the effectiveness, safety and price of the program. In the United States, we compete with several other companies in the commercial weight management industry, although we believe that the businesses are not comparable. For example, many of these competitors' businesses are based on the sale of pre-packaged meals and meal replacements. Our meetings use group support, education and behavior modification to help our members change their eating habits, in conjunction with flexible food plans that allow members the freedom to choose what they eat. There are no significant group education-based competitors in any of our major markets, except in the United Kingdom. Even there, we believe we possess the largest share of the market.

We believe that food manufacturers that produce meal replacement products are not comparable competition because these businesses' meal replacement products do not engender behavior modification through education in conjunction with a flexible, healthy food plan.

We also compete with various self-help diets, products and publications, such as low-carbohydrate diets, which gained in popularity and media exposure beginning in 2003.

Trademarks, Patents and Other Proprietary Rights

We own numerous domestic and international trademarks, patents and other proprietary rights that are valuable assets and are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Patent protection extends for varying periods according to the date of patent filing or grant and the legal term of patents in the jurisdiction in which the patent is granted. The actual protection afforded by a patent may vary from country to country depending upon the type of patent, the scope of its coverage and the availability of legal remedies in the country. We believe the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets is important to our success. We aggressively protect our intellectual property rights by relying on a combination of trademark, copyright, patent, trade dress and trade secret laws, and through the domain name dispute resolution system.

History

Early Development

In 1961, Jean Nidetch, our founder, attended a New York City obesity clinic and took what she learned from her personal experience at the obesity clinic and began weight-loss meetings with a group of her overweight friends in the basement of a New York apartment building. Under Ms. Nidetch's leadership, the group members supported each other in their weight-loss efforts, and word of the group's success quickly spread. Ms. Nidetch and Al and Felice Lippert, who all successfully lost weight through these efforts, formally launched our business in 1963. Weight Watchers International, Inc. was incorporated as a Virginia corporation in 1974 and succeeded to the business started in New York in 1963. Heinz acquired us in 1978.

Artal Ownership

In September 1999, Artal Luxembourg, S.A., or Artal Luxembourg, acquired us from Heinz. Artal Luxembourg is an indirect subsidiary of Artal Group, S.A., which together with its parent and its subsidiaries is referred to in this Annual Report on Form 10-K as Artal. Subsequent to Artal's acquisition of us, Artal Luxembourg transferred ownership of its shares in us to Artal Participations and Management S.A. and Artal Holdings Sp. z o.o., each also members of Artal. Currently, Artal Holdings Sp. z o.o. is the record holder of all our shares owned by Artal.

WeightWatchers.com Acquisition

In July 2005, we acquired control of our licensee and affiliate, WeightWatchers.com, by increasing our ownership interest from approximately 20% to approximately 53%. Subsequently, in December 2005, WeightWatchers.com redeemed all shares owned by Artal in it, resulting in our current ownership of 100% of WeightWatchers.com.

Tender Offer and Share Repurchase

On December 18, 2006, we commenced a tender offer in which we sought to acquire up to 8.3 million shares of our common stock at a price between $47.00 and $54.00 per share, a transaction that we refer to in this Annual Report on Form 10-K as the Tender Offer. Prior to the Tender Offer, we entered into an agreement with Artal whereby Artal agreed to sell to us, at the same price as was determined in the Tender Offer, the number of its shares of our common stock necessary to keep its percentage ownership in us at substantially the same level after the Tender Offer. Artal also agreed not to participate in the Tender Offer so that it would not affect the determination of the price in the Tender Offer.

The Tender Offer expired at midnight on January 18, 2007, and on January 26, 2007 we repurchased approximately 8.5 million shares at a price of $54.00 per share. These repurchased shares were comprised of 8.3 million shares that we offered to purchase and approximately 0.2 million shares purchased pursuant to our right to purchase up to an additional 2% of the outstanding shares as of November 30, 2006. On February 2, 2007, we repurchased approximately 10.5 million of Artal's shares at a purchase price of $54.00 per share pursuant to our prior agreement with Artal. In January 2007, we amended and supplemented our revolving credit facility to finance these repurchases.

China Joint Venture

On February 5, 2008, we entered into a joint venture with Danone Dairy Asia, an indirect, wholly-owned subsidiary of Groupe DANONE S.A., to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, we and Danone Dairy Asia own 51% and 49%, respectively, of the joint venture entity, Weight Watchers Danone China Limited. In connection with the joint venture agreement, we entered into a license agreement in July 2008 to grant the China Joint Venture an exclusive license within the People's Republic of China to certain of our intellectual property rights for the purpose of engaging in the operation of weight management classes, the manufacture and sale of branded products in the meeting room, the publication of a weight management branded print magazine and the offer of weight management products and services over the Internet. In consideration for granting these rights, we receive a royalty of ten percent on all the China Joint Venture's revenues, net of certain taxes. The license agreement has a term of ten years and is automatically renewable for successive ten year terms after that time. In September 2008, the China Joint Venture launched its first weight management services centers.

Regulation

A number of laws and regulations govern our advertising, services, products, operations and relations with consumers, employees and other service providers in the countries in which we operate. Certain federal, state and foreign agencies, such as the Federal Trade Commission, or FTC, regulate and enforce such laws relating to advertising, disclosures to consumers, privacy, consumer pricing and billing arrangements, and other consumer protection matters. Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. Laws and regulations directly applicable to communications, operations or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are more prevalent and remain unsettled. Our operations, particularly our WeightWatchers.com operations, are subject to these laws and regulations and we continue to monitor their development and our compliance. In addition, we are subject to other laws and regulations in the United States and internationally, including securities laws.

During the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of services and products.

Employees and Service Providers

As of January 1, 2011, we had approximately 26,000 employees. In addition, in certain of our markets, our service providers are self-employed. As of January 1, 2011, we had approximately 56,000 employees and service providers. We consider our relations with our employees and service providers to be satisfactory.

Financial Information About Segments and Financial Information About Geographic Areas

Information concerning our operating segments and our geographic areas is set forth in Note 15 of our consolidated financial statements, contained in Part IV, Item 15 of this Annual Report on Form 10-K. Information concerning some of the risks to which we are exposed resulting from our international operations and foreign currency exchange rates is set forth under the heading "Risk Factors" of this Annual Report on Form 10-K.

Available Information

Corporate information and our press releases, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments thereto, are available free of charge on our website at *www.weightwatchersinternational.com* as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission (*i.e.*, generally the same day as the filing). Moreover, we also make available at that site the Section 16 reports filed electronically by our officers, directors and 10 percent shareholders. Usually these are publicly accessible no later than the business day following the filing.

We use our website at *www.weightwatchersinternational.com* as a channel of distribution of material Company information. Financial and other material information regarding Weight Watchers International is routinely posted on and accessible at our website.

Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on our website at *www.weightwatchersinternational.com*.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, this Annual Report on Form 10-K includes "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including, in particular, the statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We have generally used the words "may," "will," "could," "expect," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions in this Annual Report on Form 10-K and the documents incorporated by reference herein to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- competition from other weight management industry participants or the development of more effective or more favorably perceived weight management methods;
- our ability to continue to develop innovative new services and products and enhance our existing services and products, or the failure of our services and products to continue to appeal to the market;
- the effectiveness of our marketing and advertising programs;
- the impact on the Weight Watchers brand of actions taken by our franchisees and licensees;
- risks and uncertainties associated with our international operations, including economic, political and social risks and foreign currency risks;
- our ability to successfully make acquisitions or enter into joint ventures, including our ability to successfully integrate, operate or realize the projected benefits of such businesses;
- uncertainties related to a downturn in general economic conditions or consumer confidence;
- the seasonal nature of our business;
- the impact of events that discourage people from gathering with others;
- our ability to enforce our intellectual property rights both domestically and internationally, as well as the impact of our involvement in any claims related to intellectual property rights;
- uncertainties regarding the satisfactory operation of our information technology or systems;
- the impact of security breaches and privacy concerns;
- the impact of disputes with our franchise operators;
- the impact of existing and future laws and regulations;
- the impact of our debt service obligations and restrictive debt covenants;
- the possibility that the interests of our majority owner will conflict with other holders of our common stock; and
- other risks and uncertainties, including those detailed from time to time in our periodic reports filed with the Securities and Exchange Commission.

You should not put undue reliance on any forward-looking statements. You should understand that many important factors, including those discussed under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," could cause our results to differ materially from those expressed or suggested in any forward-looking statement. Except as required by law, we do not undertake any obligation to update or revise these forward-looking statements to reflect new information or events or circumstances that occur after the date of this Annual Report on Form 10-K or to reflect the occurrence of unanticipated events or otherwise.

Item 1A. Risk Factors

You should consider carefully, in addition to the other information contained in this Annual Report on Form 10-K and the exhibits hereto, the following risk factors in evaluating our business. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The following discussion of risks is not all inclusive but is designed to highlight what we believe are the most significant risks that we face. Additional risks and uncertainties, not presently known to us or that we currently deem immaterial, may also impair our business, financial condition or results of operations.

Competition from other weight management industry participants or the development of more effective or more favorably perceived weight management methods could result in decreased demand for our services and products.

The weight management industry is highly competitive. We compete against a wide range of providers of weight management services and products. Our competitors include: self-help weight management regimens and other self-help weight management products and publications such as books, tapes and magazines; commercial weight management programs; Internet weight management approaches; dietary supplements and meal replacement products; weight management services administered by doctors, nutritionists and dieticians; surgical procedures; the pharmaceutical industry; government agencies and non-profit groups that offer weight management services; and fitness centers. Additional competitors may emerge as new or different products or methods of weight management are developed and marketed. More effective or more favorably perceived diet and weight management methods, including pharmaceutical treatments, fat and sugar substitutes or other technological and scientific advances in weight management, also may be developed. This competition may reduce demand for our services and products.

The purchasing decisions of weight management customers are highly subjective and can be influenced by many factors, such as brand image, marketing programs, cost and perception of the efficacy of the service and product offerings. Moreover, customers can, and frequently do, change weight management approaches easily and at little cost. For example, in fiscal 2003 and fiscal 2004, our revenue growth was adversely affected by increased popularity and media exposure of low-carbohydrate diets. Any decrease in demand for our services and products may adversely affect our business, financial condition or results of operations.

If we do not continue to develop innovative new services and products or if our services and products do not continue to appeal to the market, our business may suffer.

The weight management industry is subject to changing customer demands based, in large part, on the efficacy and popular appeal of weight management programs. Our future success depends on our ability to continue to develop and market new services and products and to enhance our existing services and products, each on a timely basis to respond to new and evolving customer demands, achieve market acceptance and keep pace with new nutritional and weight management developments. We may not be successful in developing, introducing on a timely basis or marketing any new or enhanced services and products, and we cannot assure you that any new or enhanced services or products will appeal to the market. Our failure to develop new services and products and to enhance our existing services and products or the failure of our services and products to continue to appeal to the market could have an adverse impact on our ability to attract and retain members and subscribers and thus adversely affect our business, financial condition or results of operations.

Our business depends on the effectiveness of our marketing and advertising programs to attract and retain members and subscribers.

Our business success depends on our ability to attract and retain members to our meetings and subscribers to WeightWatchers.com. Our ability to attract and retain members and subscribers depends significantly on the effectiveness of our marketing practices. If our marketing and advertising campaigns do not generate a sufficient number of members and subscribers, our results of operations will be adversely affected.

The Weight Watchers brand could be impaired due to actions taken by our franchisees and licensees.

We believe that the Weight Watchers brand, including its widespread recognition and strong reputation in the market, is one of our most valuable assets and that it provides us with a competitive advantage. Our franchisees operate their businesses under our brand. In addition, we license the Weight Watchers brand to third-party manufacturers of a variety of goods, including food products. Because our franchisees and licensees are independent third parties with their own financial objectives, actions taken by them, including breaches of their contractual obligations, such as not following our program or not maintaining our quality standards, could harm our brand. Also, the products we license to third parties may be subject to product recalls, litigation or other deficiencies. Any negative publicity associated with these actions would adversely affect our brand and may result in decreased meeting attendance, Internet subscriptions and product sales and, as a result, lower revenues and profits.

Our international operations expose us to economic, political and social risks in the countries in which we operate.

The international nature of our operations involves a number of risks, including changes in US and foreign government regulations, tariffs, taxes and exchange controls, economic downturns, inflation and political and social instability in the countries in which we operate and our dependence on foreign personnel. Foreign government regulations may also restrict our ability to operate in some countries, acquire new businesses or repatriate dividends from foreign subsidiaries back to the United States. We cannot be certain that we will be able to enter and successfully compete in additional foreign markets or that we will be able to continue to compete in the foreign markets in which we currently operate.

We are exposed to foreign currency risks from our international operations that could adversely affect our financial results.

A significant portion of our revenues and operating costs are denominated in foreign currencies. We are therefore exposed to fluctuations in the exchange rates between the US dollar and the currencies in which our foreign operations receive revenues and pay expenses. We do not currently hedge, and have not historically hedged, our operational exposure to foreign currency fluctuations. Our consolidated financial results are presented in US dollars and therefore, during times of a strengthening US dollar, our reported international revenues and earnings will be reduced because the local currency will translate into fewer US dollars. In addition, the assets and liabilities of our non-US subsidiaries are translated into US dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into US dollars at the average exchange rate for the period. Translation adjustments arising from the use of differing exchange rates from period to period are recorded in shareholders' equity as accumulated other comprehensive income (loss). Translation adjustments arising from intercompany receivables with our foreign subsidiaries are generally recorded as a component of other expense (income). Accordingly, changes in currency exchange rates will cause our revenues, operating costs, net income and shareholders' equity to fluctuate.

We may not successfully make acquisitions or enter into joint ventures and we may not successfully integrate, operate or realize the anticipated benefits of such businesses.

As part of our growth strategy, we may pursue selected acquisitions or joint ventures. We cannot assure you that we will be able to effect these transactions on commercially reasonable terms or at all. Any future acquisitions or joint ventures may require access to additional capital, and we cannot assure you that we will have access to such capital on commercially reasonable terms or at all. Even if we enter into these transactions, we may not realize the benefits we anticipate or we may experience difficulties in integrating any acquired companies and products into our existing business; attrition of key personnel from acquired businesses; significant charges or expenses; higher costs of integration than we anticipated; or unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

Our ability to influence the control of our joint ventures may be limited by contract or otherwise. In addition, we may not be able to influence the occurrence or timing of distributions from our joint ventures. If any of the other investors in one of our joint ventures fails to observe its commitments, the joint venture may not be able to operate according to its business plan or we may be required to increase our level of commitment. The interests of our joint venture partners may differ from ours, and they may cause such entities to take actions which are not in our best interest. If we are unable to maintain our relationships with our joint venture partners, we could lose our ability to operate in the geographies and/or markets in which they operate, which could have a material adverse effect on our business, financial condition or results of operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition or results of operations. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

Our business may decline as a result of a downturn in general economic conditions or consumer confidence.

Our business is highly dependent on meeting fees, product sales and Internet product subscriptions. A downturn in general economic conditions or consumer confidence in any of our major markets could result in people curtailing or reallocating their discretionary spending which, in turn, could reduce attendance at our meetings, product sales and Internet product subscriptions. The current global economic downturn has led to a decrease in discretionary spending by consumers and loss of consumer confidence, particularly in North America, our largest market. Any reduction in consumer spending may adversely affect our business, financial condition or results of operations.

The seasonal nature of our business could cause our operating results to fluctuate.

We have experienced and expect to continue to experience fluctuations in our quarterly results of operations. Our business is seasonal with revenues generally decreasing at year end and during the summer months. This seasonality could cause our share price to fluctuate as the results of an interim financial period may not be indicative of our full year results. Seasonality also impacts relative revenue and profitability of each quarter of the year, both on a quarter-to-quarter and year-over-year basis. The timing of certain holidays, particularly Easter, which precedes our spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our quarterly results. For example, Easter fell on April 12 in fiscal 2009 and on March 23 in fiscal 2008, which resulted in the spring marketing campaign beginning in the second quarter of fiscal 2009 as opposed to the first quarter of fiscal 2008.

Any event that discourages people from gathering with others could adversely affect our business.

Our meeting operations are subject to conditions beyond our control that may prevent current or prospective members from attending or joining meetings, including extreme weather, terrorism, health epidemics, national disasters and other extraordinary events. For example, our NACO attendance was adversely affected in the third quarter of fiscal 2005 by the impact of Hurricane Katrina and its aftermath, compounded by two subsequent hurricanes. The occurrence of any event that discourages people from gathering with others could adversely affect our business, financial condition or results of operations.

Third parties may infringe on our brand and other intellectual property rights, which may have an adverse impact on our business.

We currently rely on a combination of trademark, copyright, trade secret, patent and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights, including our brand. If we fail to successfully enforce our intellectual property rights, the value of our brand, services and products could be diminished and our business may suffer. Our precautions may not prevent misappropriation of our intellectual property, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. Any legal action that we may bring to protect our brand and other intellectual property could be unsuccessful and expensive and could divert management's attention from other business concerns. In addition, legal standards relating to the validity, enforceability and scope of protection of intellectual property, especially in Internet-related businesses, are uncertain and evolving. We cannot assure you that these evolving legal standards will sufficiently protect our intellectual property rights in the future.

We may in the future be subject to intellectual property rights claims.

Third parties may in the future make claims against us alleging infringement of their intellectual property rights. Any intellectual property claims, regardless of merit, could be time-consuming and expensive to litigate or settle and could significantly divert management's attention from other business concerns. In addition, if we were unable to successfully defend against such claims, we may have to pay damages, stop selling the service or product or stop using the software, technology or content found to be in violation of a third party's rights, seek a license for the infringing service, product, software, technology or content or develop alternative non-infringing services, products, software, technology or content. If we cannot license on reasonable terms, develop alternatives or stop using the service, product, software, technology or content for any infringing aspects of our business, we may be forced to limit our service and product offerings. Any of these results could reduce our revenues and our ability to compete effectively, increase our costs or harm our business.

Any failure of our technology or systems to perform satisfactorily could result in an adverse impact on our business.

We rely on software, hardware, network systems and similar technology that is either developed by us or licensed from third parties to operate our websites and subscription offerings and to maintain the recurring billing system associated with certain of our commitment plans, such as Monthly Pass. As much of this technology is complex, there may be future errors, defects or performance problems, including when we update our technology to expand and enhance our capabilities. Our technology may malfunction or suffer from defects that become apparent only after extended use. In addition, our operations depend on our ability to protect our information technology systems against damage from fire, power loss, water, earthquakes, telecommunications failures, vandalism and other malicious acts and similar unexpected adverse events. Interruptions in our websites or offerings could result from unknown hardware defects, insufficient capacity or the failure of our website hosting and telecommunications providers to provide continuous and uninterrupted service. We do not have a fully redundant system that includes an instant back-up hosting facility. As a result of these possible defects or problems, our websites, our subscription products or the recurring billing system associated with certain of our commitment plans could be rendered unreliable or be perceived as unreliable by customers. Any failure of our technology or systems could result in an adverse impact on our business.

Our reputation and the appeal of our services and product offerings may be harmed by security breaches or privacy concerns.

Unauthorized users who penetrate our information security could misappropriate proprietary or customer information or data or cause interruptions to the subscription offerings on our websites. As a result, it may become necessary to expend significant additional amounts of capital and resources to protect against, or to alleviate, problems caused by unauthorized users. These expenditures, however, may not prove to be a timely remedy against unauthorized users who are able to penetrate our information security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could adversely affect our computer systems and, in turn, harm our business.

A significant number of states require that customers be notified if a security breach results in the disclosure of their personal financial account or other information. Additional states and governmental entities are considering such "notice" laws. In addition, other public disclosure laws may require that material security breaches be reported. If we experience a security breach and such notice or public disclosure is required in the future, our reputation and our business may be harmed.

In the ordinary course of our business, we collect and utilize proprietary and customer information and data. Privacy concerns among prospective and existing customers regarding our use of such information or data collected on our websites or through our services and products, such as weight management information, financial data, email addresses and home addresses, could keep them from using our websites or purchasing our services or products. We currently face certain legal obligations regarding the manner in which we treat such information and data. Businesses have been criticized by privacy groups and governmental bodies for their use and handling of such information and data. Industry-wide events or events with respect to our websites, including misappropriation of third-party information, security breaches or changes in industry standards or regulations, or increased enforcement of existing or new laws, could have an adverse effect on our business.

Disputes with our franchise operators could divert management's attention from their ordinary responsibilities.

In the past, we have had disputes with our franchisees regarding operations and other contractual issues. For example, we have had disputes with some of our franchisees regarding the interpretation of franchisee rights as they relate to the Internet and mail-order products. Any future disputes could divert the attention of management from their ordinary responsibilities.

Our businesses are subject to legislative and regulatory restrictions.

A number of laws and regulations govern our advertising, services, products, operations and relations with consumers, licensees, franchisees, employees and other service providers in the countries in which we operate.

Certain federal, state and foreign agencies, such as the FTC, regulate and enforce such laws relating to advertising, disclosures to consumers, privacy, consumer pricing and billing arrangements, and other consumer protection matters. A determination by a federal, state or foreign agency, or a court, that any of our practices do not meet existing or new laws or regulations could result in liability, adverse publicity, and restrictions of our business operations. For example, during the mid-1990s, the FTC filed complaints against a number of commercial weight management providers alleging violations of federal law in connection with the use of advertisements that featured testimonials, claims for program success and program costs. In 1997, we entered into a consent order with the FTC settling all contested issues raised in the complaint filed against us. The consent order requires us to comply with certain procedures and disclosures in connection with our advertisements of products and services.

Since we operate our meetings business both in the United States and internationally, we are subject to many distinct employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new laws or regulations or new interpretations of existing laws and regulations, are unable to comply with these laws, regulations or interpretations, or are subject to litigation with respect to these laws, regulations or interpretations, our business and results of operations could be adversely affected. For example, in 2009 we received an adverse tax ruling in the United Kingdom that our leaders should have been classified as employees instead of self-employed for UK tax purposes and, as such, we should have withheld tax from our leaders.

Laws and regulations directly applicable to communications, operations or commerce over the Internet such as those governing intellectual property, privacy, libel and taxation, are more prevalent and remain unsettled. If we are required to comply with new laws or regulations or new interpretations of existing laws or regulations, or if we are unable to comply with these laws, regulations or interpretations, our business could be adversely affected.

Future laws or regulations, including laws or regulations affecting our marketing and advertising practices, relations with consumers, employees, service providers, licensees or franchisees, or our services and products, may have an adverse impact on us.

Our debt service obligations and the restrictions of our debt covenants could impede our operations and flexibility.

Our financial performance could be affected by our level of debt. As of January 1, 2011, our total debt was $1,365.1 million. In addition, at January 1, 2011, we had $325.0 million available under our revolving credit facility. We expect to generate the cash necessary to pay our expenses and to pay the principal and interest on all of our outstanding debt from our cash flows provided by operating activities and by opportunistically using other means to repay or refinance our obligations as we determine appropriate. Our ability to pay our expenses and meet our debt service obligations depends on our future performance, which may be affected by financial, business, economic, demographic and other factors, such as attitudes toward weight management and pressure from our competitors. If we do not have enough money to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or raise equity. In such an event, we may not be able to refinance our debt, sell assets, borrow more money or raise equity on terms acceptable to us or at all. Also, our ability to carry out any of these activities on favorable terms, if at all, may be further impacted by the current financial and credit crisis which has limited access to the credit markets and increased the cost of capital.

Our credit facilities contain customary covenants, including covenants that in certain circumstances restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. Our credit facilities also require us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the credit facilities. If an event of default exists under the credit facilities, the lenders could elect to cease making loans and declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under the credit facilities accelerate the payment of the indebtedness, our assets may not be sufficient to repay in full that indebtedness and our other indebtedness that would become due as a result of any acceleration.

Artal controls us and may have conflicts of interest with other shareholders in the future.

Artal controls us and is able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, the amendment of our articles of incorporation or bylaws and other significant corporate transactions. This concentration of our ownership may delay or deter possible changes in control of our company, which may reduce the value of an investment in our common stock. Even if Artal beneficially owns less than 50% but 10% or more of our common stock, Artal will have the right pursuant to an agreement with us to nominate directors to our Board of Directors in proportion to its stock ownership. The interests of Artal may not coincide with the interests of other holders of our common stock.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and, as a result, qualify for exemptions from certain corporate governance requirements.

Artal controls a majority of the voting power of our outstanding common stock. Under the New York Stock Exchange, or the NYSE, rules, a listed company of which more than 50% of the voting power for the election of directors is held by another person or group of persons acting together is a "controlled company" and such a company may elect not to comply with certain NYSE corporate governance requirements, including (1) the requirement that a majority of the Board of Directors consist of independent directors, (2) the requirement that the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (4) the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We have elected to be treated as a "controlled company." Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Our articles of incorporation and bylaws and Virginia corporate law contain provisions that may discourage a takeover attempt.

Provisions contained in our articles of incorporation and bylaws and the laws of Virginia, the state in which we are incorporated, could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our articles of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our articles of incorporation authorize our Board of Directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our Board of Directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors or as a result of the shareholders' rights plan adopted by our Board of Directors. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We are currently headquartered in New York, New York in leased office space with our US back-office and customer support operations located in leased office spaces elsewhere in the United States. Each of our foreign country operations generally also has leased office space to support its operations. Our WWI segment typically holds its meetings in third-party locations (usually meeting rooms in well-located civic or other community centers) or space leased in retail centers.

Item 3. Legal Proceedings

UK VAT Matter

In June 2008, the UK Court of Appeal issued a ruling that from April 1, 2005 Weight Watchers meeting fees in the United Kingdom were fully subject to 17.5% standard rated value added tax, or VAT, thus reversing in its entirety an earlier 2007 decision of the UK First Tier Tribunal (Tax Chamber) (formerly known as the UK VAT and Duties Tribunal), or the First Tier Tribunal, in our favor. For over a decade prior to April 1, 2005, Her Majesty's Revenue and Customs, or HMRC, had determined that Weight Watchers meeting fees in the United Kingdom were only partially subject to 17.5% VAT. In light of the Court of Appeal's ruling and in accordance with accounting guidance for contingencies, we recorded a charge of approximately $32.5 million as an offset to revenue in the second quarter of fiscal 2008 for UK VAT liability (including interest) in excess of reserves previously recorded. Beginning in the third quarter of fiscal 2008, in accordance with accounting guidance for contingencies, we have recorded as an offset to revenue VAT charges associated with UK meeting fees as earned, consistent with the Court of Appeal's ruling.

However, with respect to UK VAT owed for the period prior to July 1, 2005, HMRC failed to raise a notice of assessment within the statutory three-year time period. In addition, although HMRC raised notices of assessment against us with respect to UK VAT due for the periods July 1, 2005 to September 30, 2005 and October 1, 2005 to December 31, 2005, we asserted that these notices of assessment were invalid on the grounds that they had been raised outside the relevant statutory time limits. HMRC indicated in November 2008 that it agreed with our assertion that the notice of assessment for the period July 1, 2005 to September 30, 2005 was invalid, and, in February 2009, confirmed that this notice had been formally withdrawn. As a result of the expiration of the statutory time period with respect to UK VAT owed prior to October 1, 2005, we recorded in the fourth quarter of fiscal 2008 as a benefit to revenue for the periods prior to October 1, 2005 an amount of approximately $9.2 million as an offset against reserves previously recorded including in part the charge recorded against revenue in the second quarter of fiscal 2008 for UK VAT liability.

In March 2009, June 2009 and September 2009, HMRC raised additional notices of assessment against us in respect of UK VAT due for the periods January 1, 2006 to March 31, 2006, April 1, 2006 to June 30, 2006, and July 1, 2006 to September 30, 2006, respectively, which we similarly believed were raised outside the relevant statutory time limits. As a result, we challenged any amount of UK VAT that HMRC claimed to be owed by us for any period between October 1, 2005 and September 30, 2006 by filing notices of appeal during 2009 with the First Tier Tribunal against the UK VAT assessments issued for any such period. These appeals were consolidated and heard together in May 2010, and the First Tier Tribunal subsequently issued a ruling dismissing our consolidated appeal in August 2010. We have determined that we will not seek appeal of the First Tier Tribunal's adverse ruling with respect to these matters. In fiscal 2010, we fully paid the UK VAT assessment and determined that there was an over-accrual of $2.0 million with respect to this matter which was reversed to revenue.

UK Self-Employment Matter

In July 2007, HMRC issued to us notices of determination and decisions that, for the period April 2001 to April 2007, our leaders and certain other service providers in the United Kingdom should have been classified as employees for tax purposes and, as such, we should have withheld tax from the leaders and certain other service providers pursuant to the "Pay As You Earn," or PAYE, and national insurance contributions, or NIC, collection rules and remitted such amounts to HMRC. HMRC also issued a claim to us in October 2008 in respect of NIC which corresponds to the prior notices of assessment with respect to PAYE previously raised by HMRC.

In September 2007, we appealed HMRC's notices as to these classifications and against any amount of PAYE and NIC liability claimed to be owed by us and our appeal was heard by the First Tier Tribunal in June 2009 and October 2009. In February 2010, the First Tier Tribunal issued a ruling that our UK leaders should have been classified as employees for UK tax purposes and, as such, we should have withheld tax from our leaders pursuant to the PAYE and NIC collection rules for the period from April 2001 to April 2007 with respect to services performed by the leaders for us. We are appealing this adverse ruling and a hearing before the UK Upper Tribunal (Tax and Chancery Chamber) is scheduled for fall 2011.

In light of this adverse ruling and in accordance with accounting guidance for contingencies, we recorded in the fourth quarter of fiscal 2009 a reserve for the period from April 2001 through the end of fiscal 2009, inclusive of estimated accrued interest. As we did beginning in the first quarter of fiscal 2010, we have recorded, and also intend to continue to record, a reserve for UK withholding taxes with respect to our UK leaders consistent with this ruling on a quarterly basis. Accordingly, the aggregate reserve for the period from April 2001 through the end of the fourth quarter of fiscal 2010 is approximately $40.8 million.

Sabatino v. Weight Watchers North America, Inc.

In September 2009, a lawsuit was filed in the Superior Court of California by one of our former leaders alleging violations of certain California wage and hour laws on behalf of herself, and, if approved by the court, other leaders and those employees who have performed the location coordinator function in California since September 17, 2005. In this matter, the plaintiff is seeking unpaid wages and certain other damages. In October 2009, we answered the complaint and removed the case to the U.S. District Court for the Northern District of

California, or the Federal Court. In July 2010, the plaintiff filed an amended complaint adding two additional named plaintiffs for this matter. In October 2010, the parties engaged in mediation and reached an agreement in principle to settle this matter in its entirety and, accordingly, we have recorded a reserve with respect to this matter of $6.5 million. The settlement is dependent upon final approval of the Federal Court. The parties submitted the proposed settlement to the Federal Court in December 2010. In January 2011, the parties received the Federal Court's preliminary approval of the settlement. A hearing seeking final approval of the Federal Court of the settlement is scheduled for spring 2011.

Hanson-Kelly & Jackson v. Weight Watchers North America, Inc. and Weight Watchers International, Inc.

In January 2010, a lawsuit was filed in the U.S. District Court for the Middle District of North Carolina by two leaders alleging violations of certain federal and North Carolina wage and hour laws on behalf of themselves, and, if approved by the court, other leaders and receptionists in North Carolina since January 25, 2007. In this matter, the plaintiffs are seeking unpaid wages and certain other damages. In April 2010, we filed a Motion to Dismiss the claim for unpaid wages under the North Carolina wage and hour laws. The court has not ruled yet on this Motion. Although we disagree with the allegations that we have violated federal and North Carolina wage and hour laws and we believe we have valid defenses with respect to this matter, litigation is inherently unpredictable. At this time, it is not possible to determine the outcome of, or estimate the liability related to, this action and we have not made any provision for losses in connection with it.

Other Litigation Matters

Due to the nature of our activities, we are also, at times, subject to pending and threatened legal actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice of legal counsel, the disposition of any such matters is not expected to have a material effect on our results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that our results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolutions of one or more legal actions.

Item 4. Removed and Reserved

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

Pursuant to General Instruction G(3) to Form 10-K, the information regarding our executive officers required by Item 401(b) of Regulation S-K is hereby included in Part I of this Annual Report on Form 10-K.

Set forth below are the names, ages as of January 1, 2011 and current positions of our executive officers and directors. Directors are elected at the annual meeting of shareholders. Executive officers are appointed by, and hold office at, the discretion of our Board of Directors.

Name	Age	Position
David P. Kirchhoff	44	President and Chief Executive Officer, Director
Ann M. Sardini	61	Chief Financial Officer
David A. Burwick	49	President, North America
Michael Basone	53	President, WeightWatchers.com and Chief Technology Officer
Melanie Stack (Stubbing)	49	President, International
Jeffrey A. Fiarman	42	Executive Vice President, General Counsel and Secretary
Raymond Debbane(1)	55	Chairman of the Board of Directors
Philippe J. Amouyal(1)	52	Director
John F. Bard(1)(2)	70	Director
Marsha Johnson Evans(2)	63	Director
Jonas M. Fajgenbaum	38	Director
Sacha Lainovic	54	Director
Kimberly Roy Tofalli(2)	52	Director
Christopher J. Sobecki	52	Director

(1) Member of our Compensation and Benefits Committee.
(2) Member of our Audit Committee.

David P. Kirchhoff. Mr. Kirchhoff has been a director and our President and Chief Executive Officer since December 31, 2006. Mr. Kirchhoff has served and continues to serve as the Chief Executive Officer of WeightWatchers.com since rejoining WeightWatchers.com in June 2004. He also served as President of WeightWatchers.com from June 2004 until April 2008 and our Chief Operating Officer, Europe and Asia from September 2005 until December 2006. Prior to rejoining WeightWatchers.com, Mr. Kirchhoff served as Chief Financial Officer of the Enthusiast Media Group of Primedia, Inc., a print and digital content provider, from September 2003 to June 2004. Mr. Kirchhoff originally joined WeightWatchers.com in January 2000 as Senior Vice President, Strategy and Business Development, and served as Chief Financial Officer of WeightWatchers.com from January 2003 until his departure in August 2003. Prior to joining WeightWatchers.com in January 2000, he was Director of Corporate Strategy and Development for Pepsico, Inc. Previously, Mr. Kirchhoff was a manager and consultant with The Boston Consulting Group in Washington, D.C. He holds a B.S. in Biomedical and Electrical Engineering from Duke University and an M.B.A. from the University of Chicago Graduate School of Business.

Ann M. Sardini. Ms. Sardini has served as our Chief Financial Officer since April 2002 when she joined us. Ms. Sardini has over 20 years of experience in senior financial management positions in branded media and consumer products companies. Prior to joining us, she served as Chief Financial Officer of VitaminShoppe.com, Inc. from 1999 to 2001, and from 1995 to 1999 she served as Executive Vice President and Chief Financial Officer for the Children's Television Workshop. In addition, Ms. Sardini has held finance positions at QVC, Inc., Chris Craft Industries and the National Broadcasting Company. Ms. Sardini received a B.A. from Boston College and an M.B.A. from Simmons College Graduate School of Management. Ms. Sardini is a director of TreeHouse Foods, Inc.

David A. Burwick. Mr. Burwick has served as our President, North America since April 2010. Prior to joining us, Mr. Burwick held several increasingly significant brand development and general management positions with PepsiCo, Inc., a global food and beverage company. Most recently, Mr. Burwick served as Senior Vice President and Chief Marketing Officer of PepsiCo North America Beverages, from April 2008 to September 2009. Previous to that, Mr. Burwick served as Executive Vice President, Commercial of PepsiCo International and President of Pepsi-QTG Canada, from November 2005 to March 2008. Mr. Burwick has also held several positions with Pepsi-Cola North America, including serving as Senior Vice President and Chief Marketing Officer from June 2002 until immediately prior to his move to Pepsi-QTG Canada. He received his B.A. degree from Middlebury College and his M.B.A from the Harvard Business School. Mr. Burwick is a director and Chairman of the Compensation Committee of The Boston Beer Company, Inc.

Michael Basone. Mr. Basone has served as our President, WeightWatchers.com and Chief Technology Officer since April 2008. Prior to that time, Mr. Basone served as the Chief Technology Officer of WeightWatchers.com, Inc. from January 2002 to April 2007 and our Executive Vice President, Global Technology and Operations, from May 2007 to March 2008. Prior to joining us, Mr. Basone was with Modem Media Inc., an interactive advertising and web site development agency, where he served as Managing Director of the Marketing Platforms Practice from April 2001 to January 2002 and Vice President, Strategic Engineering, from February 2000 to April 2001. Previously, Mr. Basone served as Executive Vice President, Chief Operating Officer and Chief Information Officer of Warrantech Corporation from 1994 to January 2000. He holds a B.S. in Management from La Salle University.

Melanie Stack (Stubbing). Ms. Stubbing has served as our President, International since August 2008. During the period from December 2003 to July 2008, Ms. Stubbing served as our Senior Vice President of Operations, United Kingdom. Ms. Stubbing ran the UK-based toy, game and trading card operations for Hasbro, Inc. from January 2002 to November 2003. From November 2000 to January 2002, Ms. Stubbing served as the Vice President for WeightWatchers.com. Prior to joining WeightWatchers.com, Ms. Stubbing was Managing Director, Hedstrom, U.K. from August 1998 to October 2000, and from July 1989 to July 1998 she held various marketing positions at Mattel UK Ltd., including Group Marketing Director. Ms. Stubbing is a business graduate of Manchester Metropolitan University.

Jeffrey A. Fiarman. Mr. Fiarman has served as our Executive Vice President, General Counsel and Secretary since May 2006. Prior to that time, Mr. Fiarman served as our Vice President and Associate General Counsel from July 2005 to May 2006 and as General Counsel of WeightWatchers.com since June 2000. He has also been Secretary of WeightWatchers.com since July 2000 and Senior Vice President of WeightWatchers.com since March 2002. Mr. Fiarman also held the position of Vice President, Business Development of WeightWatchers.com from June 2000 to March 2002. Prior to joining WeightWatchers.com, from September 1993 to May 2000, Mr. Fiarman was an attorney with Gibson, Dunn & Crutcher LLP in Washington, D.C. specializing in corporate and tax law. Mr. Fiarman holds a B.S. in Economics from The Wharton School of the University of Pennsylvania and a J.D. from Columbia University School of Law.

Raymond Debbane. Mr. Debbane has been the Chairman of our Board of Directors since our acquisition by Artal on September 29, 1999. Mr. Debbane is a co-founder and President of The Invus Group, LLC. Prior to forming The Invus Group, LLC in 1985, Mr. Debbane was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business, an M.S. in Food Science and Technology from the University of California, Davis and a B.S. in Agricultural Sciences and Agricultural Engineering from American University of Beirut. Mr. Debbane is a director of Artal Group S.A. and Lexicon Pharmaceuticals, Inc. He is also a director and the Chairman of the Board of Directors of a number of private companies of which Artal or Invus, L.P. are shareholders.

Philippe J. Amouyal. Mr. Amouyal has been a director since November 2002. Mr. Amouyal is a Managing Director of The Invus Group, LLC, a position he has held since 1999. Previously, Mr. Amouyal was a Vice President and director of The Boston Consulting Group in Boston, MA. He holds an M.S. in engineering and a DEA in Management from Ecole Centrale de Paris and was a Research Fellow at the Center for Policy

Alternatives of the Massachusetts Institute of Technology. Mr. Amouyal is a director and member of the Compensation Committee of Lexicon Pharmaceuticals, Inc. and a number of private companies of which Artal or Invus, L.P. are shareholders.

John F. Bard. Mr. Bard has been a director since November 2002. From 1999 to 2008, Mr. Bard was a director of the Wm. Wrigley Jr. Company, where he served as Executive Vice President from 1999 to 2000, Senior Vice President from 1990 to 1999, and at the same time serving as Chief Financial Officer from 1990 until his retirement from management in 2000. He began his business career in 1963 with The Procter & Gamble Company in financial management. He subsequently was Group Vice President and Chief Financial Officer and a director of The Clorox Company and later President and a director of Tambrands, Inc., prior to joining Wrigley. Mr. Bard was previously a director of Sun-Times Media Group, Inc. He holds a B.S. in business and accounting from Northwestern University and an M.B.A. in Finance from the University of Cincinnati.

Marsha Johnson Evans. Ms. Evans has been a director since February 2002. Ms. Evans served as President and Chief Executive Officer of the American Red Cross, the preeminent humanitarian organization in the United States, from August 2002 to December 2005, and previously served as the National Executive Director of Girl Scouts of the U.S.A. from January 1998 to July 2002. A retired Rear Admiral in the United States Navy, Ms. Evans served as superintendent of the Naval Postgraduate School in Monterey, California from 1995 to 1998 and headed the Navy's worldwide recruiting organization from 1993 to 1995. Ms. Evans also served as the Acting Commissioner of the Ladies Professional Golf Association from July 2009 to January 2010. Ms. Evans received a B.A. from Occidental College and a Master's Degree from the Fletcher School of Law and Diplomacy at Tufts University. Ms. Evans is a director of Huntsman Corporation, the Estate of Lehman Brothers Holdings, Inc., Office Depot Inc. and the Naval Academy Foundation.

Jonas M. Fajgenbaum. Mr. Fajgenbaum has been a director since our acquisition by Artal on September 29, 1999. Mr. Fajgenbaum is a Managing Director of The Invus Group, LLC, which he joined in 1996. Prior to joining The Invus Group, LLC, Mr. Fajgenbaum was a consultant for McKinsey & Company in New York from 1994 to 1996. He graduated with a B.S. from the Wharton School of Business and a B.A. in Economics from the University of Pennsylvania. Mr. Fajgenbaum is a director of a number of private companies of which Artal or Invus, L.P. are shareholders.

Sacha Lainovic. Mr. Lainovic has been a director since our acquisition by Artal on September 29, 1999. Since 2007, Mr. Lainovic has been Managing Partner of Invus Financial Advisors, LLC, a New York-based investment firm, which he co-founded. From 1985 to 2006, Mr. Lainovic was Executive Vice President of The Invus Group, LLC, which he co-founded. Prior to forming The Invus Group, LLC in 1985, Mr. Lainovic was a manager and consultant for The Boston Consulting Group in Paris, France. He holds an M.B.A. from Stanford Graduate School of Business and an M.S. in engineering from Insa de Lyon in Lyon, France.

Kimberly Roy Tofalli. Ms. Roy Tofalli has been a director since March 2008. Ms. Roy Tofalli has been the Group President of Lauren, Chaps, American Living Womenswear and Special Wholesale Projects since October 2010 for the Polo Ralph Lauren Corporation, where she previously served as President of Lauren Brands from June 2003 to October 2010. Prior to joining the Polo Ralph Lauren Corporation in June 2003, Ms. Roy Tofalli was the President of Ann Taylor Stores, Inc. from April 2001 to February 2003. From June 1996 to April 2001, Ms. Roy Tofalli served in various senior retail and merchandising positions at Liz Claiborne, Inc., the latest being Group President for Liz Claiborne, Inc. Prior to joining Liz Claiborne, Inc., Ms. Roy Tofalli held various merchandising positions for Associated Merchandising Corporation and Abraham & Straus. Ms. Roy Tofalli received her B.S. from Skidmore College and serves on its Board of Trustees and Alumni Board.

Christopher J. Sobecki. Mr. Sobecki has been a director since our acquisition by Artal on September 29, 1999. Mr. Sobecki, a Managing Director of The Invus Group, LLC, joined the firm in 1989. He received an M.B.A. from Harvard Business School. He also obtained a B.S. in Industrial Engineering from Purdue University. Mr. Sobecki is a director of Lexicon Pharmaceuticals, Inc. and a number of private companies of which Artal or Invus, L.P. are shareholders. Mr. Sobecki was previously a director of NitroMed Inc.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the NYSE. Our common stock trades on the NYSE under the symbol "WTW."

The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the NYSE composite price history.

Fiscal 2010 (Year ended January 1, 2011)

	High	Low
First Quarter	$30.41	$24.39
Second Quarter	$28.72	$24.91
Third Quarter	$32.03	$24.47
Fourth Quarter	$37.89	$31.08

Fiscal 2009 (Year ended January 2, 2010)

	High	Low
First Quarter	$29.16	$16.41
Second Quarter	$27.08	$18.91
Third Quarter	$30.20	$23.38
Fourth Quarter	$29.49	$26.09

On October 9, 2003, we, at the direction of our Board of Directors, authorized and announced a program to repurchase up to $250.0 million of our outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, we, at the direction of our Board of Directors, authorized and announced adding $250.0 million to this program. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal under this program. The repurchase program currently has no expiration date. The following table provides certain information with respect to our purchases of shares of our common stock, all of which were made under the repurchase program, during the fourth quarter of fiscal 2010:

	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 3 – November 6	618,287	$32.60	618,287	$250,607,572
November 7 – December 4	—	—	—	$250,607,572
December 5 – January 1	270,000	$37.50	270,000	$240,483,232
Total	888,287	$34.09	888,287	

(1) All shares were purchased under our repurchase program.

(2) For a discussion of our repurchase program, see Note 8 to the Consolidated Financial Statements.

Holders

The approximate number of holders of record of our common stock as of January 31, 2011 was 437. This number does not include beneficial owners of our securities held in the name of nominees.

Dividends

We have issued a quarterly cash dividend of $0.175 per share of our common stock every quarter beginning with the first quarter of fiscal 2006. Prior to these dividends, we had not declared or paid any cash dividends on our common stock since our acquisition by Artal in 1999.

Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our financial results, capital requirements and other factors it may deem relevant. Our Board of Directors may decide at any time to increase or decrease the amount of dividends or discontinue the payment of dividends based on these factors. The WWI Credit Facility (as defined below) also contains restrictions on our ability to pay dividends on our common stock. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt" in Part II of this Annual Report on Form 10-K for a description of the WWI Credit Facility.

Item 6. Selected Financial Data

The following schedule sets forth our selected financial data for the last five fiscal years.

SELECTED FINANCIAL DATA
(in millions, except per share amounts)

	Fiscal 2010 (52 weeks)	Fiscal 2009 (52 weeks)	Fiscal 2008 (53 weeks)	Fiscal 2007 (52 weeks)	Fiscal 2006 (52 weeks)
Revenues, net	$1,452.0	$1,398.9	$1,535.8	$1,467.2	$1,233.3
Net income attributable to the Company	$ 194.2	$ 177.3	$ 204.3	$ 201.2	$ 209.8
Working capital (deficit)	$ (348.7)	$ (336.1)	$ (270.1)	$ (172.1)	$ (64.3)
Total assets	$1,092.0	$1,087.5	$1,106.8	$1,046.2	$1,000.7
Long-term debt	$1,167.6	$1,238.0	$1,485.0	$1,602.5	$ 830.2
Earnings per share:					
Basic	$ 2.57	$ 2.30	$ 2.61	$ 2.50	$ 2.13
Diluted	$ 2.56	$ 2.30	$ 2.60	$ 2.48	$ 2.11
Dividends declared per common share	$ 0.70	$ 0.70	$ 0.70	$ 0.70	$ 0.70

Items Affecting Comparability

Several events occurred during each of the last five fiscal years that affect the comparability of our financial statements. The nature of these events and their impact on underlying business trends are as follows:

UK VAT Matter

In the second quarter of fiscal 2008, we received an adverse ruling in the United Kingdom with respect to the imposition of UK VAT on meeting fees earned in the United Kingdom. In connection with this ruling, we recorded a net charge of approximately $18.7 million pertaining to periods prior to fiscal 2008 as an offset to revenue in fiscal 2008. In fiscal 2010, we determined that there was an over-accrual of $2.0 million with respect to this matter which was reversed to revenue. See "Item 3. Legal Proceedings—UK VAT Matter" in Part I of this Annual Report on Form 10-K for further details on this matter.

UK Self-Employment Matter

We received an adverse tax ruling in the United Kingdom that our UK leaders should have been classified as employees for UK tax purposes and, as such, we should have withheld tax from our leaders pursuant to the PAYE and NIC collection rules and remitted such amounts to HMRC. In connection with this ruling, we recorded a charge of approximately $36.7 million, of which approximately $4.2 million was with respect to fiscal 2009 and approximately $32.5 million was with respect to fiscal years 2001 through 2008, to cost of revenues in the fourth quarter of fiscal 2009. See "Item 3. Legal Proceedings—UK Self-Employment Matter" in Part I of this Annual Report on Form 10-K for further details on this matter.

Restructuring Charges

In fiscal 2009, we recorded $5.5 million of restructuring charges associated with our cost savings initiatives previously announced in the first quarter of fiscal 2009.

Consolidation/China Joint Venture

In February 2008, Weight Watchers Asia Holdings Ltd., or Weight Watchers Asia, a direct, wholly-owned subsidiary of the Company, and Danone Dairy Asia, an indirect, wholly-owned subsidiary of Groupe DANONE S.A., entered into a joint venture agreement to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, Weight Watchers Asia and Danone Dairy Asia own 51% and 49%, respectively, of the joint venture entity. Because we have a direct, controlling financial interest in the joint venture entity, we began to consolidate this entity in the first quarter of fiscal 2008.

Long-Term Debt

On May 8, 2006, we entered into a refinancing to reduce our effective interest rate while increasing our borrowing capacity and extending the maturities of borrowings under WWI's then-existing credit facility. In connection with the refinancing, WWI's then-existing tranche B facilities in the aggregate amount of $294.4 million were repaid and replaced with a new tranche A facility in the amount of $350.0 million. The additional funds of $55.6 million were used to pay down WWI's then-existing revolving line of credit. Also, in connection with this refinancing, WWI's then-existing revolving line of credit was replaced with a new revolving line of credit which increased borrowing capacity from $350.0 million to $500.0 million. In connection with this refinancing, we incurred expenses of $1.3 million.

On January 26, 2007, in connection with our Tender Offer and share repurchase more fully described under "Item 1. Business—History—Tender Offer and Share Repurchase" in Part I of this Annual Report on Form 10-K, we increased our borrowing capacity by adding an additional tranche A facility in the amount of $700.0 million and a new tranche B facility in the amount of $500.0 million to WWI's then-existing credit facility. We utilized (a) $185.8 million of these proceeds to pay off WeightWatchers.com's then existing two credit facilities, (b) $461.6 million to repurchase approximately 8.5 million of our shares in the Tender Offer and (c) $567.6 million to repurchase approximately 10.5 million of our shares from Artal. In connection with the early extinguishment of the WeightWatchers.com credit facilities, we recorded a charge of $3.0 million in the first quarter of 2007 relating to the write-off of the deferred financing costs associated with the credit facilities.

On June 26, 2009, we amended the WWI Credit Facility (defined hereafter) to allow us to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept our offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200.0 million of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under our existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and to reduce the commitments of certain revolving lenders. In connection with this amendment, we incurred fees of approximately $4.1 million during fiscal 2009.

On April 8, 2010, we amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454.5 million of their outstanding term loans under the Term A Loan ($151.8 million) and Additional Term A Loan ($302.7 million) into term loans under the new Term C Loan due 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241.9 million of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan due 2016 (each as defined hereafter). In addition, certain lenders converted a total of $332.6 million of their outstanding Revolver I commitments into commitments under the new Revolver II which terminates in 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement) (each as defined hereafter), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029.0 million of loans and commitments, at April 8, 2010, we had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver (as defined hereafter) as we had immediately prior to such conversions. In connection, with this loan modification offer, we incurred fees of approximately $11.5 million during the second quarter of fiscal 2010.

For additional details on the WWI Credit Facility, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt" in Part II of this Annual Report on Form 10-K.

Working Capital

The increase in the working capital deficit is primarily the result of year-over-year increases related to payables in connection with operations, the shift in timing of tax payments and accruals related to our litigation matters, which are offset by year-over-year decreases in the accrual for the UK adverse tax ruling related to the UK VAT matter and in the current portion of debt obligations.

Franchise Acquisitions

The following are our key acquisitions since January 1, 2006:

Acquisitions of Palm Beach, Wichita and Syracuse. On January 31, 2008, we acquired substantially all of the assets of our Palm Beach, Florida franchisee for a net purchase price of approximately $12.9 million. On June 13, 2008, we acquired substantially all of the assets of our Wichita, Kansas franchisee for a net purchase price of approximately $5.7 million. On June 19, 2008, we acquired substantially all of the assets of two of our franchisees, Weight Watchers of Syracuse, Inc. and Dieters of the Southern Tier, Inc., for a combined net purchase price of approximately $20.9 million. These acquisitions were financed through cash from operations. These acquisitions have been accounted for as purchases and earnings have been included in our consolidated operating results since their respective dates of acquisition.

Acquisition of British Columbia. On June 3, 2007, we acquired substantially all of the assets of our British Columbia franchisee for a net purchase price of approximately $15.8 million, which was financed through cash from operations. This acquisition has been accounted for as a purchase and earnings have been included in our consolidated operating results since the date of acquisition.

Acquisitions of Indiana, Eastern Canada, Suffolk, Western Michigan, Greece and Italy. On July 27, 2006, we acquired substantially all of the assets of our Indiana franchisee for a net purchase price of approximately $25.0 million. On August 17, 2006, we acquired substantially all of the assets of our eastern Canadian franchisee and of Vale Printing Limited for a net purchase price of approximately $51.2 million. On November 2, 2006, we acquired substantially all of the assets of our Suffolk County, New York franchisee for a net purchase price of approximately $24.5 million. On December 11, 2006, we acquired substantially all of the assets of our Western Michigan franchisee for a net purchase price of approximately $39.5 million, and reacquired our franchise rights in Greece and Italy for approximately $4.3 million. These acquisitions were financed through cash from operations. These acquisitions have been accounted for as purchases and earnings have been included in our consolidated operating results since their respective dates of acquisition.

Reversal of Tax Reserves

In the fourth quarter of fiscal 2006, we recorded a tax benefit of $6.3 million by reversing tax reserves which due to the resolution of certain tax matters were no longer necessary, partially offset by adjustments to our tax valuation allowance for foreign tax net operating loss carryforwards.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the "Selected Financial Data" included in Item 6 of this Annual Report on Form 10-K and our consolidated financial statements and related notes included in Item 15 of this Annual Report on Form 10-K. This discussion contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements discussed in "Cautionary Notice Regarding Forward-Looking Statements" and elsewhere in this Annual Report on Form 10-K should be read as applying to all forward-looking statements wherever they appear in this Annual Report on Form 10-K. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include, without limitation, those discussed in "Risk Factors" included in Item 1A of this Annual Report on Form 10-K.

Overview

We are a leading, global-branded consumer company and the world's leading provider of weight management services, operating globally through a network of Company-owned and franchise operations. With over four decades of weight management experience, expertise and know-how, we have established Weight Watchers as one of the most recognized and trusted brand names among weight-conscious consumers. In 2010, consumers spent over $4.0 billion on Weight Watchers branded products and services, including meetings conducted by us and our franchisees, products sold at meetings, Internet subscription products sold by WeightWatchers.com, licensed products sold in retail channels and magazine subscriptions and other publications.

We derive our revenues principally from:

- *Meeting fees.* Members pay us fees to attend our weekly meetings.
- *Product sales.* We sell a range of products that complement our weight management plans, such as bars, snacks, cookbooks, food and restaurant guides with ***PointsPlus*** values, Weight Watchers magazines and ***PointsPlus*** calculators, primarily to members in our meetings and to our franchisees.
- *Internet revenues.* We generate revenue from our Internet subscription products and from the sale of third party Internet advertising.
- *Licensing, franchise royalties and other.* We license the Weight Watchers brand and our other intellectual property for certain foods and other relevant consumer products. We also endorse carefully selected branded consumer products. In addition, our franchisees typically pay us a royalty fee of 10% of their meeting fee revenues. We also generate revenues from subscriptions of our magazines and third-party advertising in our publications.

We currently have two operating segments: Weight Watchers International and WeightWatchers.com. All sources of revenue, other than Internet revenues, are included in our Weight Watchers International operating segment. Revenues from our Weight Watchers International operating segment comprised 83.4% of our total revenues in fiscal 2010, 85.9% of our total revenues in fiscal 2009 and 87.7% of our total revenues in fiscal 2008. Revenues from our WeightWatchers.com operating segment contributed 16.6% of our total revenues in 2010, 14.1% of our total revenues in fiscal 2009 and 12.3% of our total revenues in fiscal 2008.

The following table sets forth our revenues by category for the past five fiscal years.

Revenue Sources
(in millions)

	Fiscal 2010 (52 weeks)	Fiscal 2009 (52 weeks)	Fiscal 2008 (53 weeks)	Fiscal 2007 (52 weeks)	Fiscal 2006 (52 weeks)
Meetings fees	$ 819.6	$ 817.5	$ 908.1	$ 880.7	$ 723.1
Product sales	305.0	292.1	339.8	337.7	293.3
Internet revenues	238.8	196.0	185.8	151.6	129.4
Licensing, franchise royalties and other	88.6	93.3	102.1	97.2	87.5
Total	$1,452.0	$1,398.9	$1,535.8	$1,467.2	$1,233.3

From fiscal 2006 through fiscal 2010, our revenues have increased at a compound annual growth rate of 4.2%. This increase is principally a result of:

- *Increased meeting fees.* From fiscal 2006 through fiscal 2010, meeting fees grew at a compound annual growth rate of 3.2% led by our NACO operations, and primarily as a result of growth in our average meeting fee per attendee, on a global basis, from $11.83 in 2006 to $16.08 in 2010. Most of the increase in average meeting fee per attendee occurred from fiscal 2006 to fiscal 2008 coincident with our introduction of Monthly Pass, a commitment plan whereby the member authorizes us to charge his or her credit card for meeting fees on a monthly basis, at a discounted rate, until the member elects to cancel. The increase in the average meeting fee per attendee arises because not all members who purchase Monthly Pass attend all the meetings for which they have paid. The decline in meeting fees from 2008 to 2010 primarily reflects the impact of the global recession on our ability to enroll new members. By the fourth quarter of 2010, meeting fees had once again begun to increase above the comparable prior year period.
- *Increased product sales.* Global product sales have grown at a compound annual growth rate of 1.0% from fiscal 2006 through fiscal 2010, led by the United Kingdom which grew at a compound annual growth rate of 4.0%. We have increased average product sales per attendee in our meetings business from $3.94 to $5.11, a compound annual growth rate of 6.7%, over the same period. Product sales per attendee growth resulted from successful new product and program launches.
- *WeightWatchers.com.* From fiscal 2006 through fiscal 2010, our Internet revenues have grown at a compound annual growth rate of 16.5%. The increase is primarily due to growth in the number of WeightWatchers.com end-of-period active Online subscribers which more than doubled, from 460,000 at the end of fiscal 2006 to 1,054,000 at the end of fiscal 2010.
- *Increased licensing revenues.* Licensing revenues grew at a compound annual growth rate of 5.3% from fiscal 2006 through fiscal 2010, primarily as a result of our increased focus on expanding the number of Weight Watchers branded and endorsed products worldwide. The decline in this revenue category from 2008 to 2010 is reflective of the global recession.

Metrics and Business Trends

Performance Indicators and Market Trends

Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality and potential variability of our cash flows and earnings. These key performance indicators include:

- net revenues, which are an indicator of our overall business growth;
- attendance and paid weeks metrics;
- meeting fee revenue per attendee and in-meeting product sales per attendee;

- the number of Weight Watchers Online subscribers; and
- operating expenses as a percentage of revenue, which is an indicator of the efficiency of our business and our ability to manage our business to budget.

We believe that our revenues and profitability can be sensitive to major trends in the weight management industry. In particular, we believe that our business could be adversely impacted by:

- the temporary emergence of fad diets;
- a decrease in the effectiveness of our marketing and advertising programs;
- a failure to develop innovative new services and products;
- the development of more favorably perceived or more effective weight management methods, including pharmaceuticals;
- an impairment of the Weight Watchers brand and our other intellectual property;
- a failure of our technology or systems to perform as designed; and
- a downturn in general economic conditions or consumer confidence.

Global Operations

The following tables set forth our paid weeks and meeting attendance by geography for the past five fiscal years:

	Paid Weeks in Company-Owned Operations (in millions)				
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
North America	55.3	55.8	61.0	58.4	42.7
United Kingdom	16.1	16.2	15.0	12.8	11.6
Continental Europe	13.6	12.7	12.5	10.7	11.4
Other International	2.9	2.9	2.8	2.7	3.1
Total Meeting Paid Weeks	87.9	87.6	91.3	84.6	68.8
Online paid weeks	52.5	42.7	38.9	31.0	25.2
Total Paid Weeks	140.4	130.3	130.2	115.6	94.0

	Meeting Attendance in Company-Owned Operations (in millions)				
	Fiscal 2010	Fiscal 2009	Fiscal 2008	Fiscal 2007	Fiscal 2006
	(52 weeks)	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)
North America	30.3	32.1	36.5	38.1	35.4
United Kingdom	10.2	11.4	11.6	11.9	11.6
Continental Europe	8.5	8.6	9.8	10.2	11.1
Other International	2.0	2.2	2.1	2.5	3.0
Total	51.0	54.3	60.0	62.7	61.1

The table above sets forth paid weeks in our meetings and WeightWatchers.com businesses for the past five fiscal years. The "paid week" metric reports total paid weeks by our customers in Company-owned operations for a given period. For meetings, paid weeks is the sum of total paid commitment plan weeks (e.g., Monthly Pass weeks) and total pay-as-you-go weeks for a given period. Before the launch of our commitment plans in the meetings business, our members were largely on a pay-as-you-go basis, and accordingly, growth in meeting attendance essentially approximated growth in meeting paid weeks. However, as of fiscal 2010, approximately 76% of meeting paid weeks was attributable to commitment plans and therefore attendance and paid weeks are no longer directly correlated. For Weight Watchers Online, paid weeks is the total paid Weight Watchers Online subscriber weeks for a given period.

As shown in the table above, our worldwide meeting paid weeks grew from 68.8 million in fiscal 2006 to 87.9 million in fiscal 2010, an increase of 27.8%, or 6.3% on a compound annual growth rate basis. The difference between meeting paid weeks and attendance widened year-over-year primarily due to growth in new Monthly Pass subscribers as Monthly Pass penetration expanded globally. In NACO, where Monthly Pass is highly penetrated, fiscal 2010 meeting paid weeks of 55.3 million exceeded meeting attendance of 30.3 million by 82.3%. Weight Watchers Online paid weeks grew at a compound annual rate of 20.1% from 2006 to 2010, increasing from 25.2 million to 52.5 million.

As shown in the table above, our worldwide annual meeting attendance in our Company-owned operations has declined from 61.1 million for fiscal 2006 to 51.0 million for fiscal 2010, a decline of 4.4% on a compound annual growth rate basis. Our worldwide average meeting revenue per attendee, however, has increased over the same period, largely as a result of Monthly Pass' growing penetration in NACO and other markets, and growth in product sales per attendee.

North America Meeting Metrics and Business Trends

NACO meeting paid weeks grew significantly from 2006 to 2008, by 42.9%, as a result of the 2006 introduction and rapid penetration of Monthly Pass into the North American meetings business. Attendance over the same period grew moderately, primarily as a result of franchise acquisitions, up from 35.4 million in 2006 to 36.5 million in 2008.

In 2008 and 2009, the weak economy in the United States had a significant impact on our meetings business. In 2008, we were able to maintain growth in paid weeks, which increased 4.5% over the prior year, largely as a result of increased Monthly Pass penetration, but in 2009, paid weeks declined by 8.4% versus the 2008 level. Meeting attendance, however, declined for the full year 2008 by 4.3% (6.2% excluding the impact of franchise acquisitions), and declined by a further 11.8% in the full year 2009. The economic recession, coupled with reduced credit availability, adversely impacted consumer spending. We saw the impact most acutely in enrollments, particularly of new members who had never been to Weight Watchers. In addition to the economic factors affecting these two years, the lack of a meaningful program innovation in NACO for several years contributed to the decline in the NACO meetings business.

For the full year fiscal 2010, NACO meeting paid weeks declined 1.0% and attendance declined 5.7%, as a result of performance weakness in the early part of the year. First quarter meeting paid weeks declined 8.0% and attendance was down 16.0%, compared to first quarter 2009. The performance weakness was the result of a marketing campaign that was ineffective at recruiting customers, coupled with the impact of very poor weather conditions in the quarter, which resulted in some meeting closures and low attendance in the remaining meetings in weather-affected areas. In the spring, NACO launched a new marketing strategy and campaign focused on member experience, featuring Jennifer Hudson as its new spokesperson. With this change, business performance began an improvement trend in the second quarter that continued through the rest of the year. Compared to prior year periods, second quarter 2010 paid weeks and attendance declined 1.8% and 4.9%, respectively, while in the third quarter, paid weeks increased by 2.8% and attendance improved to a decline of 3.8%.

In addition to the benefits realized from the new marketing strategy, NACO initiated other growth strategies during fiscal 2010, including revamping the retail structure in select markets, with a focus on a new look and feel for the meeting centers, and consolidating meetings toward stronger locations and better performing leaders. These new strategies coupled with the launch of the new ***PointsPlus*** program in late November resulted in a positive end to the 2010 year, with solid growth in the fourth quarter in both paid weeks and attendance, up 4.2% and 6.8%, respectively, versus the fourth quarter of 2009. Attendance growth outpaced paid weeks growth as a result of increased propensity of our existing Monthly Pass members, who were drawn in by the new program, to attend meetings.

United Kingdom Meeting Metrics and Business Trends

In the United Kingdom, Monthly Pass was introduced in the third quarter of 2007, resulting in paid weeks growth of 9.7% in 2007 to 12.8 million from 11.6 million in 2006. Meeting attendance began a declining trend in 2005 as a result of negative member and leader reaction to a new program innovation launched in January 2005. As a result of actions taken in 2006 to simplify the program and improve the meeting experience, attendance grew modestly in 2007, up 1.9% versus the prior year.

In fiscal 2008, paid weeks grew 17.4% versus the prior year, on the strength of increasing Monthly Pass penetration. Although the United Kingdom launched a new program in January 2008, full year meeting attendance declined 2.4% versus the prior year. The UK market responded positively to its new program, but like the North American market, the United Kingdom experienced a worsening economy over the course of the year which negatively impacted meeting enrollment and attendance. Economic conditions worsened in 2009, although effective marketing and promotional activity helped mitigate the negative trend. As a result, paid weeks continued to improve, up 8.1% in fiscal 2009 as compared to the prior year, reflecting increased penetration of Monthly Pass in that market, and attendance declined slightly, down 1.5% versus the prior year.

In fiscal 2010, paid weeks growth decelerated, bringing paid weeks nearly on par with the prior year, down 0.4%; however, meeting attendance performance in the United Kingdom was weak, declining 10.5% for the year versus prior. As with NACO, first quarter 2010 UK volumes were significantly impacted by weather and cycling against a program innovation in the prior year. Absent a new marketing campaign in the spring to draw enrollments, the United Kingdom continued to experience deep declines in attendance in 2010 versus the prior year, down 8.5% in the second quarter and 9.4% in the third quarter. The United Kingdom launched its new program, ***ProPoints,*** in early November 2010, and saw attendance growth as a result of the launch. However, because of a decision to significantly limit marketing in the fall campaign prior to the new program launch and as result of bad weather during the program launch period, fourth quarter 2010 attendances were down 11.3% versus the fourth quarter of 2009.

Continental Europe Meeting Metrics and Business Trends

After several years of attendance growth in Continental Europe, full year 2006 experienced a 4.4% decline in meeting attendance versus the prior year, and was the start of a negative trend that has continued. In 2007, meeting attendance declined by 8.5% versus the prior year, and we began the process of strengthening the local management teams in our Continental European countries. We saw some improvement in the negative attendance trend in 2008, with attendance down 4.1% versus the prior year. Prior to the launch of Monthly Pass, attendance performance had more closely approximated the declines in meeting paid weeks. With the introduction of Monthly Pass into Continental Europe, beginning with Germany in the third quarter of fiscal 2007 and then moving into France in April 2008, paid weeks began to outpace attendances. Monthly Pass drove an overall 16.5% increase in paid weeks for fiscal 2008 in Continental Europe versus the prior year.

In fiscal 2009, most of our Continental European markets were deeply affected by the difficult recessionary conditions. While Continental Europe experienced paid weeks growth of 1.6% versus the prior year as the market continued to benefit from increased Monthly Pass penetration, meeting attendance declined 11.8% versus the prior year. During the 2009 year, we took the step of re-evaluating the meeting base in a number of countries, including Germany, closing weaker meetings and building on stronger meetings for a better meeting experience for our members. This initiative resulted in better compensation for our service providers and higher gross margins, and created a stronger foundation from which to grow. In addition, during 2009, the management teams in Continental Europe prepared for the launch of a major new innovative program, ***ProPoints***, which launched in the fourth quarter of fiscal 2009.

For fiscal year 2010, meeting paid weeks, benefiting from enrollment growth early in the year and an increase in Monthly Pass penetration, grew 6.9% versus the prior year, while attendance in Continental Europe declined 1.6% versus the prior year. In the first half of 2010 the Continental European market experienced meeting attendance growth as a result of the ***ProPoints*** program, which drove an influx of returning members to our meetings who were attracted by the new program. The marketing of this new program, however, was not successful in capturing the attention of new members and, as a result, attendance began to decline.

WeightWatchers.com

The continued success of WeightWatchers.com resulted in the number of Online paid weeks more than doubling over the period from 2006 through 2010, from 25.2 million to 52.5 million, a compound average growth rate of over 20%. End-of-period active Online subscribers totaled over 1 million at January 1, 2011. This success results from a combination of new subscribers in the United States and launches of WeightWatchers.com subscription products in new markets globally. Currently, Weight Watchers Online has a presence in the United States, Canada, United Kingdom, Germany, France, Netherlands, Sweden, Belgium, Spain, Australia and China. WeightWatchers.com has also continued its product development efforts with the launch of an iPhone® application in September of 2009 and the launch of an iPad® application in early 2011.

In addition to generating revenues from its subscription based offerings, WeightWatchers.com also provides a means for companies to advertise on our website. This advertising revenue has increased at a compound annual growth rate of 38.1% from fiscal 2006 through fiscal 2010.

Gross Margin

The Company has maintained an annual gross margin of 50% or more since fiscal 2001. In the period from 2006 through 2010, our gross margin ranged from a high of 55.5% in 2007 to a low of 54.4% in 2010. Our meetings staff is usually paid on a commission basis and space is rented as needed in most instances. When it becomes more cost effective to do so, in various geographies (particularly, North America), we rent centers at reasonable rates with relatively short lease terms. Moreover, we adjust the number of meetings according to demand, including seasonal fluctuations. This variable cost structure has enabled us to maintain high margins even as we have experienced a decline in the number of attendances per meeting. When attendances per meeting grow, our gross margins typically improve. As WeightWatchers.com continues to grow, we expect margins to continue to expand in this business which is primarily comprised of fixed costs.

Operating Margin

In the period from 2006 through 2010, the Company consistently generated operating income margins of 26% to 30% or more, with a high of 31% in 2006 to a low of 26% in 2009. We maintained strong operating income margins in 2006 and 2007, 31% and 30%, respectively, even while making significant investments in strengthening our management teams, particularly in North America and Continental Europe, increasing our investments in marketing and information technology, and, beginning in 2006, expensing stock-based compensation. In fiscal 2008, the Company had an operating income margin of 28%, including the significant impact of the charge associated with the adverse UK VAT ruling received in that year, along with the start-up costs of our China Joint Venture. In fiscal 2009, the operating income margin of the Company dropped to 26%, due to a decline in gross margin and due to the charge associated with an adverse UK tax ruling relating to the self-employment status of our UK leaders. In fiscal 2010, the operating income margin of the Company was 27%, including significant investment for the preparation and launch of the significant new ***PointsPlus*** program in the United States and Canada and ***ProPoints*** program in the United Kingdom and Australia, increased marketing for our WeightWatchers.com business, and a charge associated with the settlement of the California labor litigation.

Franchise Acquisitions

From time to time, we repurchase franchise territories. Since the beginning of fiscal 2001, we have acquired 19 franchise operations for a total net purchase price of approximately $681.3 million. These acquisitions are typically accretive to our earnings per share. For fiscal 2010, the attendance of our remaining franchise operations accounted for less than 17% of total worldwide attendance at Weight Watchers meetings.

Non-GAAP Financial Measures

To supplement our consolidated results presented in accordance with accounting principles generally accepted in the United States, or GAAP, we have disclosed non-GAAP measures of operating results that exclude or adjust certain items. Net revenues, cost of revenues, gross profit and gross margin, operating income and operating income margin, effective tax rate, including components thereof, are discussed in this Annual Report on Form 10-K both as reported (on a GAAP basis) and as adjusted (on a non-GAAP basis) to exclude from fiscal 2010 the revenue benefit of a partial accrual reversal of a charge originally recorded in the second quarter of fiscal 2008 in connection with the adverse UK VAT ruling; to adjust the fiscal 2009 results for both the impact of the adverse UK tax ruling relating to the self-employment status of our UK leaders and the impact of restructuring charges associated with our previously disclosed cost savings initiatives; and to adjust the fiscal 2008 results to exclude the impact of the adverse UK VAT ruling. See "Item 3. Legal Proceedings–UK Self-Employment Matter and –UK VAT Matter" in Part I of this Annual Report on Form 10-K for further details on these rulings. We generally refer to such non-GAAP measures as excluding or adjusting for the impact of the accrual reversal, these rulings and/or these restructuring charges. Our management believes these non-GAAP financial measures provide supplemental information to investors regarding the performance of our business and are useful for period-over-period comparisons of the performance of our business. While we believe that these financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant to be considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. In addition, these non-GAAP financial measures may not be the same as similarly entitled measures reported by other companies.

Use of Constant Currency

As exchange rates are an important factor in understanding period-to-period comparisons, we believe the presentation of results on a constant currency basis in addition to reported results helps improve investors' ability to understand our operating results and evaluate our performance in comparison to prior periods. Constant currency information compares results between periods as if exchange rates had remained constant period-over-period. We use results on a constant currency basis as one measure to evaluate our performance. In this Annual Report on Form 10-K, we calculate constant currency by calculating current-year results using prior-year foreign currency exchange rates. We generally refer to such amounts calculated on a constant currency basis as excluding or adjusting for the impact of foreign currency. These results should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. Results on a constant currency basis, as we present them, may not be comparable to similarly titled measures used by other companies and are not measures of performance presented in accordance with GAAP.

Critical Accounting Policies

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, share-based compensation, income taxes, tax contingencies and litigation. We base our estimates on historical experience and on various other factors and assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following accounting policies are most important to the portrayal of our financial condition and results of operations and require our most significant judgments and estimates.

Revenue Recognition

WWI earns revenue by conducting meetings, selling products in its meetings and to its franchisees, collecting commissions from franchisees, collecting royalties related to licensing agreements and selling advertising space in and copies of its magazines. We charge non-refundable registration fees in exchange for an introductory information session and materials we provide to new members in our meetings business. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customer, and commissions and royalties are earned. Advertising revenue is recognized when advertisements are published. Revenue from magazine sales is recognized when the magazine is sent to the customer. Deferred revenue, consisting of prepaid meeting fees, such as Monthly Pass, and magazine subscription revenue, is amortized into revenue over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized.

WeightWatchers.com primarily generates revenue from monthly Internet product subscriptions. Subscription fee revenues are recognized over the period that products are provided. One time sign up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period.

We grant refunds in aggregate amounts that historically have not been material. Because the period of payment of the refund generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Goodwill and Other Indefinite-lived Intangible Assets

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives of 3 to 20 years. We review goodwill and other indefinite-lived intangible assets, including franchise rights acquired, for potential impairment on at least an annual basis or more often if events so require. We performed fair value impairment testing as of the end of fiscal 2010 and fiscal 2009 on our goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values, and therefore, no impairment existed. When determining fair value, we utilize various assumptions, including projections of future cash flows, growth rates and discount rates. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In the event such a decrease occurred, we would be required to record a corresponding charge, which would impact earnings. We would also be required to reduce the carrying amounts of the related assets on our balance sheet. We continue to evaluate these estimates and assumptions and believe that these assumptions are appropriate.

In performing the impairment analysis for franchise rights acquired, the fair value for our franchise rights acquired is estimated using a discounted cash flow approach. This approach involves projecting future cash flows attributable to the franchise rights acquired and discounting those estimated cash flows using an appropriate discount rate. The estimated fair value is then compared to the carrying value of the unit of accounting for those franchise rights. In determining the appropriate unit of accounting, we have concluded that the unit of accounting for each franchise right acquired is the country corresponding to the acquired franchise territory. The carrying values of these franchise rights acquired in the United States, Canada, United Kingdom, Australia/New Zealand and other countries at January 1, 2011 were $656.6 million, $72.4 million, $16.6 million, $14.8 million and $5.5 million, respectively, totaling $765.9 million.

We estimate future cash flows for each unit of accounting by utilizing the historical cash flows attributable to the rights in that country and then applying a growth rate using a blend of the historical operating income growth rates for such country and expected future operating income growth rates for such country. We utilize operating income as the basis for measuring our potential growth because we believe it is the best indicator of the performance of our business. For fiscal 2010, the blended growth rates used in our discounted cash flow analysis ranged from approximately 5% to a growth rate of approximately 26%. For fiscal 2009, the blended growth rates used in our discounted cash flow analysis ranged from zero to a growth rate of approximately 11%. We then discount the estimated future cash flows utilizing a discount rate. The discount rate is calculated using the average cost of capital, which includes the cost of equity and the cost of debt. The cost of equity is determined by combining a risk-free rate of return and a market risk premium. The risk-free rate of return is generally determined based on the average rate of long-term Treasury securities. The market risk premium is generally determined by reviewing external market data. When appropriate, we further adjust the resulting combined rate to account for certain entity-specific factors such as maturity of the market in order to determine the utilized discount rate. The cost of debt is our average borrowing rate for the period. The discount rates used in our fiscal 2010 year-end impairment test and our fiscal 2009 impairment test averaged approximately 10.5% and 11.5%, respectively.

At the end of fiscal 2010, we estimated that approximately 90% of the carrying value of our franchise rights acquired had a fair value of at least three times their respective carrying amounts. In the United States, the region which held approximately 86% of the franchise rights acquired, the aggregate fair value of our franchise rights acquired was approximately three times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of our franchise rights acquired, we believe there are currently no reasonably likely changes in assumptions that would cause an impairment.

Derivative Instruments and Hedging

We enter into interest rate swaps to hedge a substantial portion of our variable rate debt. We record all derivative financial instruments on the consolidated balance sheet at fair value as either assets or liabilities. Fair value adjustments for qualifying derivative instruments are recorded as a component of other comprehensive income and will be included in earnings in the periods in which earnings are affected by the hedged item.

Income Taxes

Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized. We consider historic levels of income, estimates of future taxable income and feasible tax planning strategies in assessing the need for a tax valuation allowance.

Capitalized Software Development

We capitalize certain software costs incurred in connection with developing or obtaining software for internal use. These costs are amortized over a period of three to five years, the estimated useful life of the software. We periodically evaluate for impairment capitalized software development costs by considering, among other factors, whether the software is still expected to provide substantive service potential, and whether a significant change is being made or will be made to the software.

Share-Based Compensation

On January 1, 2006, we adopted accounting guidance on share-based compensation and began recognizing the cost of all share-based awards based on their estimated grant-date fair value over the related service period of such awards. Upon adoption of this accounting guidance, we elected to apply the modified prospective transition method to all past awards outstanding and unvested as of the date of adoption and began recognizing the associated expense over the remaining vesting period based on the fair values previously determined and disclosed as part of our pro forma disclosures in fiscal 2006. We have not restated the results of prior periods.

The fair value of restricted stock units and vested shares of restricted stock is determined by the market price of our common stock on the date of grant. The fair value of option awards is estimated on the date of grant using the Black-Scholes option pricing model, which requires estimates of the expected term of the option, the expected volatility of the Company's stock price, the risk-free interest rate and the expected dividend yield. We recognize expense for all share-based awards based on the fair value of the number of awards we estimate will fully vest. A change in these underlying assumptions will cause a change in the estimated fair value of share-based awards and the underlying expense recorded. We continue to evaluate these estimates and assumptions and believe that these assumptions are appropriate.

RESULTS OF OPERATIONS FOR FISCAL 2010 (52 weeks) COMPARED TO FISCAL 2009 (52 weeks)

Fiscal 2010 revenues were $1,452.0 million, an increase of $53.1 million, or 3.8%, as compared to the prior year period. Net income attributable to the Company for fiscal 2010 was $194.2 million, an increase of $16.9 million, or 9.5%, from $177.3 million for the prior year period.

The table below shows our consolidated statements of income for fiscal 2010 versus fiscal 2009 on both a reported basis and an adjusted basis. Results for fiscal 2010 are adjusted to exclude the $2.0 million benefit to revenue of an over-accrual related to the adverse UK VAT ruling which had been previously disclosed in the second quarter of fiscal 2008. Results for fiscal 2009 are adjusted to exclude $32.5 million in expenses associated with the impact of the previously disclosed adverse UK self-employment tax ruling related to periods prior to fiscal 2009, and to exclude the $5.5 million in restructuring charges associated with our previously disclosed cost savings initiatives. See "Non-GAAP Financial Measures" above.

Statements of Income as Reported and Adjusted

	(In millions, except per share amounts)			
	Fiscal 2010	**Fiscal 2009**	**Increase/ (Decrease)**	**% Change**
Revenues, net (as adjusted)(1)	$1,450.0	$1,398.9	$ 51.1	3.7%
UK VAT ruling accrual reversal(1)	2.0	—	$ 2.0	
Revenues, net of VAT ruling	1,452.0	1,398.9	53.1	3.8%
Cost of revenues (as adjusted)(2)	661.4	638.5	22.9	3.6%
UK self-employment tax ruling(2)	—	32.5	(32.5)	
Cost of revenues	661.4	671.0	(9.5)	(1.4%)
Gross Profit	790.6	727.9	62.7	8.6%
Gross Margin %	*54.4%*	*52.0%*		
Marketing expenses	217.1	200.5	16.6	8.3%
Selling, general & administrative expenses (as adjusted)(2)	183.2	165.3	17.8	10.7%
Impact of restructuring charges	—	5.5	(5.5)	
Selling, general & administrative expenses	183.2	170.8	12.3	7.2%
Operating income	390.3	356.7	33.7	9.4%
Operating Income Margin %	*26.9%*	*25.5%*		
Interest expense	76.2	66.7	9.5	14.2%
Other expense (income), net	0.9	(0.2)	1.1	(100.0%)
Income before income taxes	313.2	290.1	23.1	7.9%
Provision for income taxes	120.7	115.6	5.1	4.4%
Net income	192.5	174.5	18.0	10.3%
Net loss attributable to the noncontrolling interest	1.7	2.8	(1.1)	(38.2%)
Net income attributable to the Company	$ 194.2	$ 177.3	$ 16.9	9.5%
Weighted average diluted shares outstanding	75.9	77.1	(1.2)	(1.6%)
Diluted EPS	$ 2.56	$ 2.30	$ 0.26	11.3%

(1) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of income for fiscal 2010 to exclude the benefit of a $2.0 million increase to revenues from the reversal of an over-accrual related to the adverse UK VAT ruling. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

(2) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of income for fiscal 2009 to exclude $32.5 million in cost of revenues for the impact of the UK self-employment tax ruling, and to exclude from selling, general and administrative expenses the impact of $5.5 million of restructuring charges associated with our previously disclosed cost savings initiatives. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

Our revenues increased by $53.1 million from $1,398.9 million in fiscal 2009 to $1,452.0 million in fiscal 2010, an increase of 3.8%. As noted in the above table, fiscal 2010 results included a benefit to revenue of $2.0 million for a partial accrual reversal of a charge previously recorded in the second quarter of fiscal 2008. As previously reported, this charge, which reduced revenues in fiscal 2008 for current and prior year periods, and which has now been paid, was related to an adverse ruling the Company received with respect to the imposition of UK VAT on meeting fees collected by our UK subsidiary. After adjusting for this charge, 2010 revenues increased by $51.1 million, or 3.7%, versus the prior year.

Our fiscal 2010 cost of revenues decreased by 1.4%, or $9.5 million, from $671.0 million in fiscal 2009 to $661.4 million in fiscal 2010. As previously reported, the Company recorded a charge of $32.5 million in the fourth quarter of fiscal 2009 related to prior years, as a result of an adverse UK self-employment tax ruling related to the self-employment status of its UK leaders. As the table above shows, after adjusting fiscal 2009 for this charge, our cost of revenues in fiscal 2010 would have increased by 3.6% versus fiscal 2009.

Selling, general and administrative expenses were $183.2 million in fiscal 2010, an increase of $12.3 million, or 7.2%, versus fiscal 2009. In fiscal 2009, the Company recorded $5.5 million of restructuring charges associated with the previously disclosed cost savings initiatives. After excluding the restructuring charges from fiscal 2009, fiscal 2010 selling, general and administrative expenses would have increased by $17.8 million, or 10.7%, versus fiscal 2009.

The following summary table sets forth the reconciliation of selected financial data for both fiscal 2010 and fiscal 2009 on a comparable basis, after the three adjustments noted and discussed above are reflected:

(in millions, except per share amounts)	Revenues, net	Gross Profit	Gross Profit %	Operating Income	Operating Income Margin %	Net Income Attributable to Company	Diluted EPS
Fiscal 2010	$1,452.0	$790.6	54.4%	$390.3	26.9%	$194.2	$ 2.56
Adjustments to Reported Amounts							
UK VAT Ruling Accrual Reversal	(2.0)	(2.0)		(2.0)		(1.3)	(0.02)
Total Adjustments	(2.0)	(2.0)		(2.0)		(1.3)	(0.02)
Fiscal 2010, as adjusted[(1)]	$1,450.0	$788.6	*54.4%*	$388.3	*26.8%*	$192.9	$ 2.54
Fiscal 2009	$1,398.9	$727.9	*52.0%*	$356.7	*25.5%*	$177.3	$ 2.30
Adjustments to Reported Amounts							
Restructuring Charge	—	—		5.5		3.3	0.04
UK Self-employment Tax Ruling	—	32.5		32.5		22.7	0.29
Total Adjustments	—	32.5		38.0		26.0	0.33
Fiscal 2009, as adjusted[(1)]	$1,398.9	$760.4	*54.4%*	$394.6	*28.2%*	$203.4	$ 2.64

Note: Totals may not sum due to rounding

(1) "As adjusted" is a non-GAAP financial measure that adjusts certain selected financial data for fiscal 2010 and 2009. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

Net income attributable to the Company for fiscal 2010 of $194.2 million increased by $16.9 million, or 9.5%, from $177.3 million in the prior year period. On an adjusted basis, as noted in the table above, net income attributable to the Company would have been $192.9 million for fiscal 2010 as compared to $203.4 million for fiscal 2009, a decrease in 2010 of $10.4 million or 5.1%. Diluted earnings per share of $2.56 for fiscal 2010 increased by $0.26, or 11.3%, from $2.30 in the prior year. After adjusting fiscal 2010 and 2009 for the items as noted in the table above, diluted earnings per share for fiscal 2010 would have been $2.54, as compared to $2.64 in fiscal 2009, a decrease in 2010 of $0.10 or 3.6% versus the prior year. Included in the fiscal 2010 diluted earnings per share is a $0.05 charge associated with the settlement of the California labor litigation.

Components of Revenue and Volumes

Fiscal 2010 volume and revenue performance trends improved over the course of the year after a weak first quarter. The strengthening in performance was driven by the NACO meetings business and accelerating growth in WeightWatchers.com. Partially offsetting growth in these businesses was weak performance throughout the year in the UK meetings business and a slowdown in growth in Continental Europe.

For the full year of fiscal 2010, net revenues were $1,452.0 million, an increase of $53.1 million, or 3.8%, over $1,398.9 million in the prior fiscal year. After the $2.0 million adjustment to 2010 revenues for the UK VAT accrual reversal noted in the table and discussions above, fiscal 2010 net revenues were $1,450.0 million, an increase of 3.7% versus prior year. Favorable foreign currency exchange rates increased our revenues for fiscal 2010 by $4.0 million, or 0.3%. In the first quarter 2010, adjusted net revenues fell short of first quarter 2009 levels as a result of a combination of factors. In the US and UK meetings businesses, which were cycling against a prior year innovation, ineffective marketing in the first quarter 2010 failed to draw enrollments into our meetings, and very poor weather conditions resulted in some meeting closures and lowered the propensity of our members to attend open meetings in weather-affected areas.

The shortfall in first quarter 2010 net revenues versus the prior year period was more than offset by growth in net revenues in the last nine months of fiscal 2010 versus the respective prior year period, driven by increases in the NACO meetings business and WeightWatchers.com, which offset ongoing weakness in the UK meetings business. A change in marketing strategy in the second quarter 2010 in the NACO meetings business and in the WeightWatchers.com business spurred an improvement in volume trends in NACO and robust growth in Weight Watchers Online sign-ups. The improving trend in these two businesses continued throughout the rest of the year, and was further compounded by the favorable impact on volumes and revenues of the successful launch of our new programs, ***PointsPlus*** and ***ProPoints***, as applicable, in November 2010 in our English-speaking markets.

For fiscal 2010, global meeting fees were $819.6 million, an increase of $2.1 million, or 0.3%, from $817.5 million in the prior year period. After the $2.0 million adjustment to 2010 global meeting fees for the UK VAT accrual reversal noted in the table and discussions above, fiscal 2010 global meeting fees would have been $817.6 million, up less than $0.1 million versus prior year. Excluding favorable foreign currency exchange rates, which increased our global meeting fees for fiscal 2010 by $1.8 million, or 0.2%, global meeting fees, as adjusted for the UK VAT accrual reversal, declined slightly versus prior year by 0.2%. The lack of increase in global meeting fees on a constant currency basis was the result of weak enrollment early in the year in NACO meetings and throughout the year in UK meetings, which held full year global meeting paid weeks at virtually the same level as the prior year, up just 0.4%. In Continental Europe, the launch of our new ***ProPoints*** program innovation at the end of fiscal 2009 resulted in enrollment and meeting fees increases throughout the first half of fiscal 2010 versus prior year; however, the growth was offset by declines versus prior year in the second half of fiscal 2010 in this market.

Global meeting paid weeks increased by 0.3 million, or 0.4%, in fiscal 2010 to 87.9 million versus 87.6 million in the prior year period. After a decline of 4.2% in the first quarter 2010 versus first quarter 2009, global meeting paid weeks performance steadily improved across the rest of the 2010 fiscal year. Versus the prior year comparable periods, global meeting paid weeks were up 0.8% in the second quarter, 2.6% in the third quarter, and 3.0% in the fourth quarter, primarily as a result of improvements in the NACO business.

Global attendance in our meetings decreased by 6.1% in fiscal 2010 to 51.0 million from 54.3 million in fiscal 2009, driven by the 12.0% attendance decline that we experienced in the first quarter 2010 versus the first quarter 2009. As noted above, extreme weather in many of our geographies in the first quarter 2010 resulted in some meeting closures and lowered the propensity of our members to attend meetings. In addition, as noted above, during the first quarter 2010, the US and UK meetings businesses were cycling against a prior year program innovation. The global attendance decline lessened in the second and third quarters of fiscal 2010 versus the comparable prior year periods, and nearly achieved parity with the prior year period in the fourth quarter, down just 0.8% as a result of NACO's performance.

In NACO, meeting fees for fiscal 2010 were $545.3 million, a decrease of $1.7 million, or 0.3%, from $547.0 million for fiscal 2009. Full year 2010 NACO meeting paid weeks declined 1.0%, from 55.8 million in fiscal 2009 to 55.3 million in fiscal 2010, and attendance declined 5.7%, from 32.1 million in fiscal 2009 to 30.3 million in fiscal 2010, as a result of performance weakness in the early part of the year. First quarter 2010 meeting attendance was down 16.0%, and paid weeks declined 8.0% versus the prior year period. This first quarter performance weakness was the result of a marketing campaign in NACO that was ineffective at attracting our target consumer, coupled with the impact of very poor weather conditions, which caused some meeting closures and low attendance in the remaining meetings in weather affected areas. In the spring, NACO launched a new marketing strategy and campaign focused on member experience, featuring Jennifer Hudson as its new spokesperson. With this change, business performance began an improvement trend in the second quarter 2010 that continued through the rest of the year. Compared to prior year periods, second quarter 2010 attendance and paid weeks declined 4.9% and 1.8%, respectively, while in the third quarter, attendance improved to a decline of 3.8% and paid weeks increased by 2.8%.

In addition to the benefits realized from the new marketing strategy, NACO initiated other growth strategies during fiscal 2010, including revamping the retail structure in select markets, with a focus on a new look and feel for the meeting centers, and consolidating meetings toward stronger locations and better performing leaders. These new strategies coupled with the launch of the new ***PointsPlus*** program in late November resulted in a positive end to fiscal 2010 for NACO, with solid growth in the fourth quarter in both paid weeks and attendance, up 4.2% and 6.8%, respectively, versus the fourth quarter of fiscal 2009.

For fiscal 2010, our international meeting fees were $274.4 million, an increase of $3.8 million, or 1.4%, from $270.6 million in the prior year period. After the $2.0 million adjustment to 2010 international meeting fees for the UK VAT accrual reversal noted above, fiscal 2010 international meeting fees would have been $272.3 million, down $1.8 million, or 0.6%, versus prior year, or up $2.9 million or 1.1% on a constant currency basis. Paid weeks increased by 2.8% in the international meetings business, from 31.7 million in fiscal 2009 to 32.6 million in fiscal 2010. Attendance, however, declined by 6.6%, from 22.1 million in fiscal 2009 to 20.7 million in fiscal 2010.

The lack of substantive growth in international meeting fees was primarily the result of weakness in the United Kingdom throughout the year and a slowdown in momentum in Continental Europe in the second half of the year. Meeting fees in the United Kingdom declined by 1.3%, but excluding the benefit of the UK VAT accrual reversal would have declined by 2.0% on a constant currency basis, in fiscal 2010 versus fiscal 2009. Full year attendance performance in this market was weak, declining 10.5% versus the prior year. Paid weeks, however, were nearly on par with the prior year, down 0.4%, reflecting a continuation of growth in Monthly Pass penetration and strong retention. In the first quarter 2010, UK attendance volumes were down 12.8%, significantly impacted by weather and cycling against a program innovation in the prior year. Absent a new marketing campaign in the spring to draw enrollments, the United Kingdom continued to experience deep declines in attendance throughout 2010. In November 2010, the United Kingdom launched its new program, ***ProPoints***; however, because of a decision to significantly limit marketing in the fall campaign prior to the new program launch, and as result of bad weather during this program launch period, fourth quarter 2010 attendances were down 11.3% versus the fourth quarter of 2009.

Meeting fees in Continental Europe increased by 0.1%, or 3.4% on a constant currency basis, in fiscal 2010 versus fiscal 2009. In the first half of 2010, the Continental European market experienced 3.3% meeting attendance growth over the prior year period as a result of the ***ProPoints*** program, which drove an influx of returning members to our meetings who were attracted by the new program. The marketing of this new program, however, was not successful in capturing the attention of new members, and as a result, attendance began a decline in the third quarter which continued through the end of the year. In addition, France faced strong competition from a new fad diet. For fiscal 2010, paid weeks in Continental Europe increased by 6.9%, benefiting from enrollment growth early in the year and an increase in Monthly Pass penetration, but attendances declined by 1.6% versus prior year.

Global in-meeting product sales for fiscal 2010 were $260.5 million, an increase of $9.1 million, or 3.6%, from $251.3 million in fiscal 2009. On a per attendee basis, global in-meeting product sales increased 10.3% in fiscal 2010 versus the prior year period, or 10.2% on a constant currency basis. In-meeting product sales growth was driven primarily by program innovations which drove strong sales per attendee in Continental Europe in the first quarter and in the English-speaking countries in the fourth quarter. In NACO, fiscal 2010 full year in-meeting product sales of $138.8 million increased by $12.1 million, or 9.5%, versus the prior year on the strength of 16.2% per attendee sales growth. In the fourth quarter, NACO's in-meeting product sales per attendee rose 37% over the prior year fourth quarter, reflecting the impact of the new program launch. International in-meeting product sales were $121.7 million in fiscal 2010, a decrease of 2.3%, or 2.0% on a constant currency basis, versus the prior year. International in-meeting product sales per attendee increased 4.5% in fiscal 2010 versus the prior year, and increased 4.9% on a constant currency basis. UK in-meeting product sales per attendee rose 46.6%, or 52.3% on a constant currency basis, in the fourth quarter 2010 versus the fourth quarter 2009, also reflecting the impact of its new program launch.

Internet revenues, which include subscription revenues from sales of Weight Watchers Online and Weight Watchers eTools as well as Internet advertising revenues, increased $42.8 million, or 21.8%, to $238.8 million for fiscal 2010 from $196.0 million for fiscal 2009. The increase was driven by strong growth and an accelerating trend in Online sign-ups throughout the year. Internet revenue growth accelerated in the second quarter of 2010 by 20.6% versus the prior year period led by a highly successful marketing strategy in the United States. Business performance continued to improve with a 21.7% increase in Internet revenues in the third quarter of fiscal 2010 as compared to the prior year period. With the new program launch in our English-speaking markets, fourth quarter Internet revenues grew by 31.1% versus the prior year period. In addition, WeightWatchers.com launched its two Internet subscription products in Sweden in the fourth quarter of fiscal 2009 and Belgium and Spain in the fourth quarter of fiscal 2010. End-of-period active Online subscribers increased 38.2% from 763,000 at January 2, 2010 to 1,054,000 at January 1, 2011.

Other revenues, comprised primarily of licensing revenues and revenues from our publications, were $121.0 million for both fiscal 2010 and fiscal 2009, but were flat in fiscal 2010 as compared to fiscal 2009 or down 0.6% on a constant currency basis. Our global licensing revenues in fiscal 2010 decreased 5.0% versus the prior year period. Licensing in the premium priced "better-for-you" category which encompasses our licensees continues to be impacted negatively by changes in consumer discretionary spending which resulted from the economic recession. NACO licensing revenues declined 3.7% in fiscal 2010 versus fiscal 2009, and International licensing revenues declined by 6.2%, or 6.5% on a constant currency basis, in fiscal 2010 versus fiscal 2009.

Franchise royalties for fiscal 2010 were $7.8 million in the United States and $4.3 million internationally. Total franchise royalties of $12.1 million were 7.2% lower in fiscal 2010 versus the prior year, and 7.8% lower on a constant currency basis, underperforming as compared to the Company-owned meetings business. While North American franchise royalties declined by 6.9% on a full year basis in fiscal 2010 versus fiscal 2009, the new program introduction in November 2010 drove franchise royalties up 10.2% in the fourth quarter 2010 versus the comparable 2009 period.

Components of Expenses and Margins

For fiscal 2010, cost of revenues was $661.4 million, a decrease of $9.5 million, or 1.4%, from $671.0 million in the prior year. After adjusting fiscal 2009 cost of revenues for the $32.5 million charge associated with the UK self-employment tax ruling as noted above, fiscal 2009 cost of revenues would have been $638.5 million, and fiscal 2010 cost of revenues would have increased by $22.9 million, or 3.6%, versus the prior year. The 2010 cost of revenues overall increased versus the prior year at the same rate as revenues. In the meetings business, however, growth in the cost of revenues exceeded revenue growth. This was primarily the result of two factors, both related to the launch of our new programs in the English speaking markets. First was the incremental cost of providing new program materials to all of our meeting attendees in replacement of materials from the old program. Second was the higher cost of in-meeting products relative to revenue as a result of discounting, both prior to the innovation launches to clear inventory and during the launches to encourage the purchase of enrollment-related products. As indicated above in our discussion of in-meeting product sales, these discounting strategies were nevertheless successful in driving in-meeting product sales per attendee.

Gross profit for fiscal 2010 of $790.6 million, increased $62.7 million, or 8.6%, from $727.9 million in fiscal 2009, but after the adjustment to 2010 gross profit for the UK VAT accrual reversal and the adjustment to 2009 for the UK leader self-employment tax ruling, fiscal 2010 gross profit would have been $788.6 million, an increase of 3.7% versus $760.4 million in the prior year. The Company's gross margin was 54.4% in fiscal 2010 as compared to 52.0% in fiscal 2009, but after the UK VAT accrual reversal and UK self-employment tax ruling adjustments, the comparable gross margin in both years was 54.4%. WeightWatchers.com grew its gross margin in fiscal 2010 versus fiscal 2009 due to the strong revenue growth in that business, coupled with low incremental variable costs. Robust growth in WeightWatchers.com was offset by a decline in gross margin in the meetings business, for the reasons related to the new program launches noted in the above description of cost of revenues.

Marketing expenses for fiscal 2010 of $217.1 million increased from the fiscal 2009 level of $200.5 million by 8.3%, but on a constant currency basis, fiscal 2010 marketing expenses increased by 7.3%, or $14.6 million, versus the prior year. After disappointing results from our first quarter marketing, we adopted a new marketing strategy focused on member experience in both the NACO meetings business, featuring Jennifer Hudson, and in the WeightWatchers.com business. As the success of this strategy became apparent, we increased our marketing investments in these businesses, resulting in improved recruitment trends in NACO and a strengthening of already robust growth in Online sign-ups. In the first half of fiscal 2010, global marketing expenses increased by 2.7% versus the prior year period, while in the second half of 2010, we increased marketing expenditures versus the prior year period by 18.2%. Part of the second half of fiscal 2010 increase is attributable to end of year spending for the January 2011 launch of the new ***PointsPlus*** program in NACO. Marketing expenses as a percentage of revenues were 15.0% in fiscal 2010 as compared to 14.3% in the prior year period.

Selling, general and administrative expenses were $183.2 million for fiscal 2010 versus $170.8 million for fiscal 2009, an increase of $12.3 million, or 7.2%. On a constant currency basis and after adjusting fiscal 2009 to exclude restructuring charges as noted in the table and discussions above, fiscal 2010 selling, general and administrative expenses increased by 10.2%, or $16.9 million, versus $165.3 million in fiscal 2009. The increase was driven primarily by expenses related to the settlement of the California labor litigation, consulting fees associated with business development, and technology-related expenses, including for the development of mobile applications. Selling, general and administrative expenses as a percentage of revenues for fiscal 2010 were 12.6% and for fiscal 2009 were 12.2%, or 11.8% on an as adjusted basis.

Our operating income for fiscal 2010 was $390.3 million, an increase of $33.7 million, or 9.4%, from $356.7 million in fiscal 2009. After adjusting fiscal 2010 to exclude the revenue benefit of the UK VAT reversal, and fiscal 2009 to exclude restructuring charges and the impact of the UK self-employment tax ruling, adjusted operating income would have been $388.3 million in fiscal 2010 and $394.6 million in fiscal 2009. The decrease in operating income on this adjusted basis would have been $6.2 million, or 1.6%, including $6.5 million of expense associated with the settlement of the California labor litigation. Our operating income margin for fiscal 2010 was 26.9%, an increase of 140 basis points versus 25.5% in fiscal 2009, but a decrease of 140 basis points when comparing the adjusted 2010 operating income margin of 26.8% to the adjusted 2009 operating income margin of 28.2%. Of the 140 basis point decrease in adjusted operating income margin, 45 basis points resulted from the settlement of the California labor litigation. The remainder of the operating income margin decline was driven by the meetings business and its higher marketing and operating expenses related to the new program launches, and higher selling, general and administrative expenses. The impact of the decline in operating income margin in the meetings business was partially offset by operating income margin expansion in the WeightWatchers.com business.

Interest expense was $76.2 million for fiscal 2010, an increase of $9.5 million, or 14.2%, from $66.7 million in fiscal 2009. Higher interest expense was driven by increases in our credit spread resulting from our recent debt extension and by increases in the average notional value of our interest rate swaps, as well as by higher amortization of transaction fees. The impact of these factors was partially offset by lower LIBOR and a decrease in the average debt outstanding in fiscal 2010 versus fiscal 2009. The average credit spread increased from 1.16% in fiscal 2009 to 1.64% in fiscal 2010. The average notional value of our interest rate swaps increased from $900.0 million in fiscal 2009 to $1,244.0 million in fiscal 2010. The resultant effective interest rate increased by 84 basis points from 4.17% in fiscal 2009 to 5.01% in fiscal 2010. The average value of debt outstanding decreased from $1,547.9 million in fiscal 2009 to $1,414.7 million in fiscal 2010.

We reported other expense of $0.9 million in fiscal 2010 as compared to $0.2 million of income in fiscal 2009. Other expense (income) primarily resulted from the impact of foreign currency exchange rates on intercompany transactions.

The effective tax rate was 38.5% on our results for fiscal 2010 and 39.8% on our results for fiscal 2009. The tax rate in fiscal 2009 was inflated due to charges associated with the UK self-employment tax ruling which resulted in a change in the geographic mix of our taxable income toward higher taxing jurisdictions, notably the United States. Excluding the impact of the UK self-employment tax ruling, the effective tax rate was 38.7% in fiscal 2009.

RESULTS OF OPERATIONS FOR FISCAL 2009 (52 weeks) COMPARED TO FISCAL 2008 (53 weeks)

Two adverse UK tax rulings caused the Company to record prior period adjustments that negatively impacted certain key metrics in both fiscal 2009 and fiscal 2008. We discuss these UK rulings in further detail in "Item 3. Legal Proceedings—UK Self-Employment Matter and—UK VAT Matter" in Part I of this Annual Report on Form 10-K. The table below shows our consolidated results for fiscal 2009 versus fiscal 2008 on both a GAAP basis and on an adjusted basis to show the impact of these rulings on both years and to exclude the restructuring charges associated with our cost savings initiatives in fiscal 2009.

Statements of Income as Reported and Adjusted

	(In millions, except per share amounts)			
	Fiscal 2009	Fiscal 2008	Increase/ (Decrease)	% Change
Revenues, net (as adjusted)[1]	$1,398.9	$1,554.5	$(155.6)	(10.0%)
UK VAT ruling impact on prior years 2005-2007[1]	—	(18.7)	18.7	
Revenues, net of VAT ruling	1,398.9	1,535.8	(136.9)	(8.9%)
Cost of revenues (as adjusted)[1]	634.3	700.8	(66.5)	(9.5%)
UK self-employment ruling impact on 2009[1]	4.2	—	4.2	
UK self-employment ruling impact on prior years 2001-2008[1]	32.5	—	32.5	
Cost of revenues	671.0	700.8	(29.8)	(4.3%)
Gross Profit	727.9	835.0	(107.1)	(12.8%)
Gross Margin %	*52.0%*	*54.4%*		
Marketing expenses	200.5	227.4	(26.9)	(11.8%)
Selling, general and administrative expenses (as adjusted)[1]	165.3	182.6	(17.3)	(9.5%)
Impact of restructuring charges	5.5	—	5.5	
Selling, general and administrative expenses	170.8	182.6	(11.8)	(6.5%)
Operating Income	356.6	425.0	(68.4)	(16.1%)
Operating Income Margin %	*25.5%*	*27.7%*		
Interest expense	66.7	92.7	(26.0)	(28.0%)
Other income, net	(0.2)	(2.0)	1.8	(90.0%)
Income before income taxes	290.1	334.3	(44.2)	(13.2%)
Provision for income taxes	115.6	132.0	(16.4)	(12.4%)
Net income	174.5	202.3	(27.8)	(13.7%)
Net loss attributable to non-controlling interest	2.8	2.0	0.8	40.0%
Net income attributable to the Company	$ 177.3	$ 204.3	$ (27.0)	(13.2%)
Weighted average diluted shares outstanding	77.1	78.5	(1.4)	(1.8%)
Diluted EPS	$ 2.30	$ 2.60	$ (0.30)	(11.5%)

(1) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of operations to exclude from the results of operations for fiscal 2009 the impact of the UK self-employment ruling and the impact of restructuring charges and exclude from the results of operations for fiscal 2008 the impact of the UK VAT ruling pertaining to prior periods. The UK VAT ruling impact pertaining specifically to 2008 of $7.8 million has not been adjusted herein as both years presented include the impact of this ruling. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures.

During the second quarter of fiscal 2008, the Company received a ruling with respect to the imposition of UK VAT on meeting fees collected by our UK subsidiary. This ruling resulted in an $18.7 million charge for periods prior to fiscal 2008 against fiscal 2008 revenues. As the above table shows, when comparing our fiscal 2009 revenues of $1.4 billion to our fiscal 2008 revenues of $1.5 billion, revenues in fiscal 2009 decreased by 8.9% versus the prior year; however, on an adjusted basis, removing the $18.7 million charge from fiscal 2008, our revenues in fiscal 2009 declined by 10.0% versus fiscal 2008.

The Company received an adverse UK tax ruling relating to the self-employment status of its UK leaders in February 2010 which caused the Company to record in fiscal 2009 a prior period charge to expense of $32.5 million and a current period charge of $4.2 million. This tax ruling will impact cost of revenues on an ongoing basis. As the table above shows, our cost of revenues decreased by $29.8 million from $700.8 million in fiscal 2008 to $671.0 million in fiscal 2009, a decrease of 4.3%; however, on an adjusted basis, removing the aggregate $36.7 million charge from fiscal 2009, our cost of revenues in fiscal 2009 actually declined by 9.5% versus fiscal 2008.

The table above shows that, including the impact of these charges, the Company's fiscal 2009 gross profit was $727.9 million, as compared to $835.0 million in fiscal 2008, a decrease of $107.1 million or 12.8%, and that our gross profit margin of 52.0% declined 240 basis points from the prior year's gross profit margin of 54.4%.

In addition to the two adjustments for the UK tax rulings noted above, the Company recorded $5.5 million of restructuring charges in fiscal 2009 associated with the cost savings initiatives announced in the first quarter of fiscal 2009. Selling, general and administrative expenses were 6.5% lower in fiscal 2009 versus fiscal 2008. Excluding the restructuring charges in fiscal 2009, selling, general and administrative expenses were $17.3 million, or 9.5%, lower than in fiscal 2008.

Fiscal 2009 operating income of $356.6 million declined $68.4 million, or 16.1%, from the fiscal 2008 level of $425.0 million, and fiscal 2009 operating income margin declined to 25.5% compared to 27.7% in fiscal 2008. Net income attributable to the Company of $177.3 million in fiscal 2009 was reduced by after-tax charges of $25.6 million related to the adverse UK tax ruling relating to the self-employment status of the Company's UK leaders and $3.4 million for restructuring charges. Fiscal 2009 net income attributable to the Company declined $27.0 million, or 13.2%, from $204.3 million in fiscal 2008, which included after-tax charges of $12.7 million for the adverse UK VAT ruling. Fiscal 2009 diluted earnings per share of $2.30, including $0.38 of decline for the two fiscal 2009 items noted above, compared to $2.60 in fiscal 2008, which included $0.17 of decline related to the fiscal 2008 charge noted above.

The table below illustrates the Company's fiscal 2009 and fiscal 2008 results for certain selected financial data on a comparable basis, after all adjustments as noted and discussed above are reflected.

Summary of Selected Financial Data as Adjusted

	(In millions, except per share amounts)			
	As Adjusted[1]			
	Fiscal 2009	Fiscal 2008	Increase/ (Decrease)	% Change
Revenues, net	$1,398.9	$1,554.5	$(155.6)	(10.0%)
Cost of revenues	634.3	700.8	(66.5)	(9.5%)
Gross Profit	764.6	853.7	(89.1)	(10.4%)
Gross Margin %	*54.7%*	*54.9%*		
Marketing expenses	200.5	227.4	(26.9)	(11.8%)
Selling, general and administrative expenses	165.3	182.6	(17.3)	(9.5%)
Operating Income	398.8	443.7	(44.9)	(10.1%)
Operating Income Margin %	*28.5%*	*28.5%*		
Net income attributable to the Company	$ 206.3	$ 217.0	$ (10.7)	(4.9%)
Weighted average diluted shares outstanding	77.1	78.5	(1.4)	(1.8%)
Diluted EPS	$ 2.68	$ 2.77	$ (0.09)	(3.2%)

(1) "As adjusted" is a non-GAAP financial measure that adjusts the consolidated statements of operations to exclude from the results of operations for fiscal 2009 the impact of the UK self-employment ruling and the impact of restructuring charges and exclude from the results of operations for fiscal 2008 the impact of the UK VAT ruling pertaining to periods prior to fiscal 2008. The UK VAT ruling impact pertaining specifically to fiscal 2008 of $7.8 million has not been adjusted herein as both years presented include the impact of this ruling. See "Non-GAAP Financial Measures" above for an explanation of our use of non-GAAP financial measures. Set forth below is a reconciliation of gross profit, operating income, net income attributable to the Company and diluted earnings per share to the as reported amounts.

Excluding the charges noted above associated with the UK tax rulings in both fiscal years, gross profit of $764.6 million in fiscal 2009 declined by $89.1 million, or 10.4%, versus $853.7 million in fiscal 2008. Despite a 10.0% decline in revenues, the Company's adjusted gross margin was 54.7%, down just 20 basis points from 54.9% in fiscal 2008 as a result of our variable cost business model and cost savings initiatives. Adjusted operating income of $398.8 million in fiscal 2009 declined by $44.9 million, or 10.1%, versus $443.7 million in fiscal 2008; however, the fiscal 2009 adjusted operating income margin of 28.5% remained unchanged from prior year, benefiting from lower marketing expenses and selling, general and administrative expense savings.

The following table sets forth a reconciliation for fiscal 2009 and fiscal 2008 of certain selected financial data set forth in the above "Summary of Selected Financial Data as Adjusted" table:

	(In millions, except per share amounts)			
	Gross Profit	Operating Income	Net Income Attributable to Company	Diluted EPS
Fiscal 2009 as Reported	$727.9	$356.6	$177.3	$2.30
Adjustments to Reported Amounts				
Impact of restructuring	—	5.5	3.4	0.04
UK self-employment ruling impact on 2009	4.2	4.2	2.9	0.04
UK self-employment ruling impact on prior years 2001 - 2008	32.5	32.5	22.7	0.29
Total UK self-employment ruling impact	36.7	36.7	25.6	0.33
Total Adjustments	36.7	42.2	29.0	0.38
Fiscal 2009 as Adjusted	$764.6	$398.8	$206.3	$2.68

	Gross Profit	Operating Income	Net Income Attributable to Company	Diluted EPS
Fiscal 2008 as Reported	$835.0	$425.0	$204.3	$2.60
Adjustments to Reported Amounts				
UK VAT ruling impact on prior years 2005 - 2007	18.7	18.7	12.7	0.17
Fiscal 2008 as Adjusted	$853.7	$443.7	$217.0	$2.77

Note: Totals may not sum due to rounding.

Components of Revenue and Volumes

The Company's fiscal year ends on the Saturday closest to December 31st and consists of either 52- or 53-week periods. Fiscal 2009 which began on January 4, 2009 and ended on January 2, 2010 contained 52 weeks, while fiscal 2008 which began on December 30, 2007 and ended on January 3, 2009 contained 53 weeks. Given that fiscal 2009 began on January 4, 2009, for comparability, week 1 of fiscal 2008 (December 30, 2007 through January 5, 2008) was excluded. The excluded extra week in fiscal 2008 contributed globally an additional $15.8 million in net revenues, or 1.0%, and additional operating income of $3.3 million, or 0.8%, to fiscal 2008. The extra week also contributed globally 0.6 million, or 1.0%, in additional meeting attendances and 1.3 million, or 1.4%, in additional paid weeks.

For the 52 weeks of fiscal 2009 net revenues were $1,398.9 million, a decrease of 8.9%, versus the prior year of 53 weeks. After adjusting fiscal 2008 revenues for the UK VAT ruling, net revenues for fiscal 2009 of $1,398.9 million, declined $155.6 million, or 10.0%, from $1,554.5 million for fiscal 2008. The largest component of this decline in revenues in fiscal 2009 versus the prior year was the unfavorable impact of foreign currency exchange rates, which reduced our revenues by $63.9 million, or 4.1%. In fiscal 2009, the average exchange rate from the British pound to the US dollar dropped by 15.3% versus the prior year, from 1.853 to 1.569, and the average exchange rate from the Euro to the US dollar dropped by 5.1% versus the prior year, from 1.471 to 1.396.

For the 52 weeks of fiscal 2009, global meeting fees were $817.5 million, a decrease of $90.6 million, or 10.0%, from the prior year of 53 weeks. After adjusting fiscal 2008 for the UK VAT ruling, global meeting fees were $926.8 million in fiscal 2008. On this as-adjusted basis, global meeting fees in fiscal 2009 decreased $75.0 million, or 8.1%, as compared to fiscal 2008 on a constant currency basis. Global meeting paid weeks were 87.6 million in fiscal 2009 versus 91.3 million in the prior year, a 4.0% decline. Global attendance declined 9.5% to 54.3 million in fiscal 2009 versus 60.0 million in the prior year.

Declining volume trends in the midst of difficult economic conditions worldwide led to a decline in global meeting fees in fiscal 2009, but the increased acceptance of Monthly Pass in our international markets mitigated part of this revenue decline. We now have Monthly Pass outside the United States, in the United Kingdom, Germany, and Australia, each of which launched in the third quarter of fiscal 2007, France, which launched during the second quarter of fiscal 2008 and in Sweden, which launched during the fourth quarter of fiscal 2009. The global average meeting fee per attendee in fiscal 2009, which decreased 0.5% versus the prior year in total, actually increased 1.6% on a comparable basis excluding the negative impact of foreign currency and the fiscal 2008 UK VAT ruling impact.

In NACO, meeting fees for the 52 weeks of fiscal 2009 were $547.0 million, a decline of $78.3 million, or 12.5%, from $625.3 million for the 53 weeks of fiscal 2008. Meeting attendances of 32.1 million and paid weeks of 55.8 million declined at a similar rate versus the prior year, down 11.8% and 8.4%, respectively. As a result of economic conditions, it is generally acknowledged that consumers significantly reduced their discretionary spending in 2009. We believe this has had the impact of deferring weight loss efforts on the part of some consumers, particularly potential new members, whose decision to spend on any new service or product was likely to be highly scrutinized. Partially in an effort to spur demand in this economic environment, in September 2009, NACO launched its first new major price promotion other than the free registration promotion which has been part of our seasonal marketing campaigns for many years. This new promotion lowered our second half fiscal 2009 meeting fees by approximately 1.7%, but had an immediate, positive effect on our enrollment trends and on shifting members from the pay-as-you-go payment model into the more profitable Monthly Pass recurring payment plan model. Members who purchase Monthly Pass on average have a longer tenure and are thus more profitable to us.

Our international meeting fees were $270.5 million for the 52 weeks of fiscal 2009 as compared to $282.8 million, a decrease of $12.3 million, or 4.3%, from the prior year of 53 weeks and a decrease of 10.3% after adjusting fiscal 2008 for the UK VAT ruling which reduced 2008 international meeting fees by $18.7 million. The decline in international meeting fees was the result of the negative impact of foreign currency exchange. On a constant currency basis, international meeting fees in fiscal 2009 increased $0.9 million, or 0.3%, from the prior year as adjusted for the UK VAT ruling. International meeting fees per attendee, which increased 1.7% including the negative impact of foreign currency exchange and including the impact in fiscal 2008 of the UK VAT ruling, increased by 6.7% in constant currency on a comparable to prior year basis excluding the impact of the UK VAT ruling. Monthly Pass in the United Kingdom, Germany and France enabled constant currency meeting fee revenue stability in fiscal 2009 versus the prior year, and drove a 4.9% increase over prior year in total paid weeks in our international meetings business, despite the overall international attendance decline of 5.9% in the period. Fiscal 2009 paid weeks increased 8.1% in the United Kingdom and 1.6% in Continental Europe versus the prior year.

Global product sales for fiscal 2009 were $292.1 million, a decline of $47.7 million, or 14.0%, from $339.8 million in fiscal 2008, with 5.9% of decline resulting from foreign currency translation. Global in-meeting product sales per attendee declined 2.8% in fiscal 2009 versus the prior year; however, on a constant currency basis, global in-meeting product sales per attendee increased 4.1% versus the prior year. In NACO, fiscal 2009 in-meeting product sales in total declined 11.0%, or $15.7 million, versus fiscal 2008, to $126.7 million, due in full to lower attendances, as product sales per attendee in NACO rose 0.9%. Internationally, in-meeting product sales per attendee declined 7.5% over the prior year but grew 5.1% on a constant currency basis, despite lower in-meeting product sales per attendee in Continental Europe resulting from our planned run down of inventory in preparation for the launch of our new program innovation. The growth was driven by the United Kingdom, where product sales were especially strong, increasing by 12.0% on a constant currency basis. International product sales in total were $137.6 million in fiscal 2009 versus $162.7 million in the prior year, down 3.5% on a constant currency basis.

Internet revenues, which include subscription revenues from Weight Watchers Online and Weight Watchers eTools as well as Internet advertising revenues, grew $10.2 million, or 5.5%, to $196.0 million for fiscal 2009 from $185.8 million for fiscal 2008. On a constant currency basis, fiscal 2009 Internet revenues rose 8.1% versus the prior year. Online sign-up growth decelerated in the United States in fiscal 2009 versus the prior year, reflecting both the impact of low consumer confidence in 2009 and higher Online sign-up growth in the prior year. Internationally, Online sign-up growth was driven by successful marketing campaigns and promotions. End-of-period active Weight Watchers Online subscribers increased 12.4%, from 679,000 at January 3, 2009 to 763,000 at January 2, 2010.

Other revenue, comprised primarily of licensing revenues and revenues from our publications, was $80.2 million for fiscal 2009, a decrease of $5.7 million, or 6.6%, from $85.9 million in fiscal 2008. Excluding the negative impact of foreign currency, other revenue decreased $1.5 million in fiscal 2009 versus the prior year. Our fiscal 2009 global licensing revenues, which decreased 4.1%, increased 1.0% on a constant currency basis versus fiscal 2008 on the strength of the UK licensing business. Economic conditions have tempered growth in our licensing business elsewhere during fiscal 2009. In the United States, licensing revenues were impacted by two historically significant deals. In one case, we restructured a contract with a major licensing partner and reduced minimum payments. In another case, we had a significant fall off in revenues from a license partner who recently had an ownership change.

Franchise royalties for fiscal 2009 were $8.4 million in the United States and $4.7 million internationally. Total franchise royalties of $13.1 million were 19.2% lower in fiscal 2009 versus the prior year, or 17.0% lower in constant currency. Excluding lost commissions resulting from franchise acquisitions which occurred during fiscal 2008, franchise royalties for fiscal 2009 declined 14.6% on a constant currency basis versus the prior year, with demonstrable impact from the weakened US economy.

Components of Expenses and Margins

Cost of revenues was $671.0 million for fiscal 2009, a decrease of $29.8 million, or 4.3%, from $700.8 million for fiscal 2008. The decrease was driven by lower meeting attendances. As noted above, fiscal 2009 cost of revenues included an aggregate charge of $36.7 million related to the adverse UK tax ruling relating to the self-employment status of the Company's UK leaders which increased 2009 cost of revenues by 5.2% over prior year, and diluted fiscal 2009 gross profit margin by 270 basis points. Including the impact of the UK self-employment tax ruling in fiscal 2009 and the UK VAT ruling in fiscal 2008, the gross profit margins in fiscal 2009 and fiscal 2008 were 52.0% and 54.4%, respectively. Excluding the charge related to the UK self-employment tax ruling, the fiscal 2009 gross profit margin was 54.7%. This compared to the fiscal 2008 gross profit margin of 54.9% excluding the 50 basis point negative impact of the previously mentioned 2008 UK VAT ruling. On this comparable basis, the 54.7% gross margin in fiscal 2009 was just 20 basis points below 54.9% in fiscal 2008 with the decline resulting from lower attendance per meeting and in-meeting product promotions. Our variable cost business model prevented deeper margin compression in fiscal 2009 despite the impact of the global recessionary economy on our volumes and revenues.

Marketing expenses for fiscal 2009 decreased $26.9 million, or 11.8%, to $200.5 million from $227.4 million for fiscal 2008. Marketing expenses as a percentage of revenues declined to 14.3% in fiscal 2009 as compared to 14.6% in the prior year as adjusted for the impact of the UK VAT ruling. Excluding the impact of foreign currency exchange, the year-over-year decrease in marketing expense was $17.0 million, or 7.5%. The meetings business drove the decline which resulted from a combination of advertising rate efficiencies and cost containment efforts across our geographies, particularly in Continental Europe.

Selling, general and administrative expenses were $170.8 million for fiscal 2009 versus $182.6 million for fiscal 2008, a decrease of $11.8 million, or 6.5%. Our selling, general and administrative expenses in fiscal 2009 included $5.5 million of restructuring charges associated with our cost savings initiatives and also included a $5.9 million benefit from foreign currency translation. Excluding the restructuring charges and the benefit from foreign currency translation, selling, general and administrative expenses were $171.2 million for fiscal 2009, a decrease of $11.4 million, or 6.2%, from the prior year, reflecting cost savings from restructuring and other initiatives that began to have an impact in the second quarter of fiscal 2009. Selling, general and administrative expenses declined despite higher investment with respect to our China Joint Venture and increased depreciation resulting from our information technology investments. Our selling, general and administrative expenses were 12.2% of revenues for fiscal 2009. Excluding the negative impact of restructuring charges from our fiscal 2009 results and excluding the impact of the UK VAT ruling from our fiscal 2008 results, selling, general and administrative expenses as a percent of revenues were 11.8% and 11.7%, respectively.

Our operating income for fiscal 2009 was $356.6 million, a decrease of $68.4 million, or 16.1%, from the fiscal 2008 level. Excluding the impact of the adverse UK tax rulings from both years and the restructuring charges from fiscal 2009, our operating income for fiscal 2009 declined by $44.9 million, or 10.1%, from $443.7 million in fiscal 2008 to $398.8 million in fiscal 2009. Foreign currency exchange accounted for $15.2 million, or 3.4%, of decline. On a constant currency basis, fiscal 2009 operating income, as adjusted for the UK self-employment ruling and for restructuring charges, decreased $29.7 million, or 6.7%, versus the prior year as adjusted for the UK VAT ruling in fiscal 2008. Volume declines were partially offset by lower marketing expenses and cost savings initiatives across most major expense categories.

Our operating income margin for fiscal 2009 was 25.5% versus 27.7% for fiscal 2008. Excluding the UK self-employment ruling and the restructuring charges in fiscal 2009 and adjusting fiscal 2008 for the UK VAT ruling, our adjusted operating income margin was flat at 28.5% in both fiscal 2009 and fiscal 2008.

Interest expense was $66.7 million for fiscal 2009, a decrease of $26.0 million, or 28.0%, from $92.7 million in fiscal 2008. The Company's average effective interest rate declined 127 basis points, down from 5.44% in fiscal 2008 to 4.17% in fiscal 2009, mainly as a result of lower market rates. During 2009, we made debt payments of $194.5 million, reducing our debt outstanding under our credit facility to $1.453 billion at the end of fiscal 2009 as compared to $1.648 billion at the end of fiscal 2008.

We reported other income of $0.2 million in fiscal 2009 as compared to $2.0 million in the comparable prior year period. The change resulted primarily from the impact of foreign currency exchange rates on intercompany transactions.

The Company's effective tax rate was 39.8% in fiscal 2009 and 39.5% in fiscal 2008. Our tax rate for both years was inflated as charges associated with the UK tax rulings in 2009 and 2008 resulted in changes in the geographic mix of our income in both years. Excluding the UK tax rulings, the effective tax rate was 38.7% in fiscal 2009 and 39.1% in fiscal 2008.

Liquidity and Capital Resources

Balance Sheet Working Capital

Comparing our balance sheet at January 1, 2011 with our balance sheet at January 2, 2010, our working capital deficit increased by $12.6 million. At January 1, 2011, our working capital deficit was $348.7 million, including $40.5 million of cash and cash equivalents and $197.5 million of current portion of long-term debt. This compared to a working capital deficit at January 2, 2010 of $336.1 million, which included $46.1 million of cash and cash equivalents and $215.0 million of current portion of long-term debt. Excluding the changes in cash and cash equivalents and in the current portion of long-term debt from both periods, the working capital deficit at January 1, 2011 was $191.7 million, an increase of $24.5 million versus $167.2 million at January 2, 2010.

The $24.5 million growth in the working capital deficit in fiscal 2010 versus the fiscal 2009 level, excluding the changes in cash and cash equivalents and the current portion of long-term debt, was comprised of increases in operational and other accrued items in fiscal 2010, partially offset by significant payments in fiscal 2009 for a charge associated with the adverse UK VAT ruling accrued in a prior period. The net increase in the working capital deficit in fiscal 2010 from operational items, including receivables, inventory, accrued expenses and payables was $47.4 million. This increase resulted primarily from the combination of higher accrued operating expenses of $24.6 million, a shift in the timing of tax payments of $17.6 million, and a $5.2 million increase in deferred revenue. The higher accrued operating expenses in fiscal 2010 resulted from marketing and core materials expense increases in connection with the new program launches in our English-speaking markets, a shift in the timing of salary payments, and higher accrued performance-based compensation. The working capital deficit also increased in fiscal 2010 as a result of the addition of accrued expense of $6.5 million for the settlement of the California labor litigation, and for the addition of $4.1 million to the liability related to the previously mentioned adverse UK self-employment tax ruling to cover the fiscal 2010 portion of that expense. In fiscal 2010, payments totaling $31.6 million were made in relation to the accrued liability associated with the previously mentioned adverse UK VAT ruling, thereby decreasing the working capital deficit in fiscal 2010.

Sources and Uses of Cash

Fiscal 2010

At the end of fiscal 2010, cash and cash equivalents were $40.5 million, a decrease of $5.6 million from the end of fiscal 2009. Cash flows provided by operating activities increased by $15.9 million in fiscal 2010 to $281.4 million from $265.5 million in fiscal 2009, largely reflecting the increase in net income of $16.9 million in fiscal 2010, to $194.2 million from $177.3 million in fiscal 2009.

The $281.4 million of cash flows provided by operating activities in fiscal 2010 exceeded fiscal 2010's $194.2 million net income by $87.2 million. The excess of cash over net income arose primarily from differences between book and cash taxes and other elements of the working capital deficit, as well as from typical non-cash depreciation and amortization expenses. Net cash used for investing and financing activities combined totaled $285.5 million in fiscal 2010. Investing activities, consisting primarily of capital spending, utilized $28.6 million. Capital spending, which totaled $22.2 million in fiscal 2010, has averaged approximately $25.7 million annually over the last three fiscal years and has consisted primarily of information system and website development expenditures, leasehold improvements, furniture and equipment for meeting locations. Net cash used for financing activities totaled $256.9 million and consisted primarily of stock repurchases of $106.6 million and dividend payments to our shareholders of $53.4 million, as well as long-term debt payments of $87.9 million.

Fiscal 2009

At the end of fiscal 2009, cash and cash equivalents were $46.1 million, a decrease of $1.2 million from the end of fiscal 2008. Cash flows provided by operating activities were $265.5 million, exceeding fiscal 2009 net income of $177.3 million by $88.2 million. The excess of cash over net income arose primarily from differences between book and cash taxes and typical non-cash depreciation and amortization expenses. Net cash used for investing and financing activities combined totaled $270.6 million. Investing activities, consisting primarily of capital spending, utilized $23.6 million. Net cash used for financing activities totaled $247.0 million, including dividend payments of $54.1 million and long-term debt payments of $194.5 million.

Fiscal 2008

At the end of fiscal 2008, cash and cash equivalents were $47.3 million, an increase of $7.5 million from the end of fiscal 2007. Cash flows provided by operating activities were $241.2 million. The cash provided by operations was driven by our net income of $204.3 million, changes in our working capital, and differences between book and cash taxes. Fiscal 2008 cash from operations was negatively impacted by timing of payments. Certain fiscal 2007 and fiscal 2009 tax and other payments amounting to approximately $30.0 million were made in fiscal 2008. Investing activities utilized $72.2 million, including $39.7 million for our fiscal 2008 franchise acquisitions and $31.6 million for capital spending. Net cash used for financing activities totaled $160.1 million. This included the repurchase of 2.8 million shares of our common stock for $116.0 million and dividend payments of $55.0 million. See "Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities" of this Annual Report on Form 10-K for more information regarding our stock repurchase program.

Long-Term Debt

Our credit facilities consist of a term loan facility and a revolving credit facility, or collectively, the WWI Credit Facility. The term loan facility consists of two tranche A loans, or Term A Loan and Additional Term A Loan, a tranche B loan, or Term B Loan, a tranche C loan, or Term C Loan, and a tranche D loan, or Term D Loan, in an aggregate original principal amount of $1,550.0 million. The revolving credit facility, or the Revolver, consists of two tranches, or Revolver I and Revolver II, of up to $500.0 million in the aggregate. At the end of fiscal 2010, we had $1,365.1 million outstanding under the WWI Credit Facility. In addition, at the end of fiscal 2010, there was $325.0 million available under the Revolver.

At the end of fiscal 2010, fiscal 2009 and fiscal 2008, our debt consisted entirely of variable-rate instruments. Interest rate swaps are entered into to hedge a portion of the cash flow exposure associated with our variable-rate borrowings. The average interest rate on our debt, exclusive of the impact of swaps, was approximately 2.2%, 1.5% and 4.7% per annum at the end of fiscal 2010, fiscal 2009 and fiscal 2008, respectively.

The following schedule sets forth our long-term debt obligations (and interest rates, exclusive of the impact of swaps) at January 1, 2011:

Long-Term Debt
At January 1, 2011
(Balances in millions)

	Balance	Alternative Base Rate or LIBOR	Applicable Margin	Interest Rate
Revolver I due 2011	$ 1.7	3.25%	0.00%	3.25%
Revolver I due 2011	56.6	0.31%	1.00%	1.31%
Revolver II due 2014	3.3	3.25%	1.50%	4.75%
Revolver II due 2014	112.4	0.31%	2.50%	2.81%
Term A Loan due 2011	58.2	0.31%	1.00%	1.31%
Additional Term A Loan due 2013	209.1	0.31%	1.00%	1.31%
Term B Loan due 2014	240.0	0.31%	1.50%	1.81%
Term C Loan due 2015	443.1	0.31%	2.25%	2.56%
Term D Loan due 2016	240.7	0.31%	2.25%	2.56%
Total Debt	1,365.1			
Less Current Portion	197.5			
Total Long-Term Debt	$1,167.6			

The WWI Credit Facility provides that term loans and the Revolver bear interest, at our option, at LIBOR plus an applicable margin per annum or the alternative base rate (as defined in the WWI Credit Facility Agreement) plus an applicable margin per annum. At the end of fiscal 2010, the Term A Loan and Additional Term A Loan bore interest at a rate equal to LIBOR plus 1.00% per annum; a portion of the Revolver I bore interest at a rate equal to LIBOR plus 1.00% per annum and the other portion bore interest at a rate equal to the alternative base rate plus 0.00% per annum; the Term B Loan bore interest at a rate equal to LIBOR plus 1.50% per annum; the Term C Loan and Term D Loan bore interest at a rate equal to LIBOR plus 2.25% per annum; and a portion of the Revolver II bore interest at a rate equal to LIBOR plus 2.50% per annum and the other portion bore interest at a rate equal to the alternative base rate plus 1.50% per annum. In addition to paying interest on outstanding principal under the WWI Credit Facility, at the end of fiscal 2010, we were required to pay a commitment fee to the lenders under the Revolver I and Revolver II with respect to the unused commitments at a rate equal to 0.20% per annum and 0.50% per annum, respectively.

The WWI Credit Facility contains customary covenants including covenants that, in certain circumstances, restrict our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell our assets and enter into consolidations, mergers and transfers of all or substantially all of our assets. The WWI Credit Facility also requires us to maintain specified financial ratios and satisfy certain financial condition tests. At the end of fiscal 2010, we were in compliance with all of the required financial ratios and also met all of the financial condition tests and expect to continue to do so for the foreseeable future. The WWI Credit Facility contains customary events of default. Upon the occurrence of an event of default under the WWI Credit Facility, the lenders thereunder may cease making loans and declare amounts outstanding to be immediately due and payable. The WWI Credit Facility is guaranteed by certain of our existing and future subsidiaries. Substantially all of our assets collateralize the WWI Credit Facility.

We previously amended the WWI Credit Facility on June 26, 2009 to allow us to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept our offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200.0 million of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under our existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and permanently reduce the commitments of certain revolving lenders. In connection with this amendment, we incurred fees of approximately $4.1 million during fiscal 2009.

On April 8, 2010, we amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454.5 million of their outstanding term loans under the Term A Loan ($151.8 million) and Additional Term A Loan ($302.7 million) into term loans under the new Term C Loan due 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241.9 million of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan due 2016. In addition, certain lenders converted a total of $332.6 million of their outstanding Revolver I commitments into commitments under the new Revolver II which terminates in 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029.0 million of loans and commitments, at April 8, 2010, we had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver as we had immediately prior to such conversions. In connection, with this loan modification offer, we incurred fees of approximately $11.5 million during the second quarter of fiscal 2010.

Dividends

We have issued a quarterly cash dividend of $0.175 per share of our common stock every quarter beginning with the first quarter of fiscal 2006. Prior to these dividends, we had not declared or paid any cash dividends on our common stock since our acquisition by Artal in 1999.

Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our financial results, capital requirements and other factors it may deem relevant. Our Board of Directors may decide at any time to increase or decrease the amount of dividends or discontinue the payment of dividends based on these factors. The WWI Credit Facility also contains restrictions on our ability to pay dividends on our common stock.

The WWI Credit Facility provides that we are permitted to pay dividends and extraordinary dividends so long as we are not in default under the WWI Credit Facility agreements. However, payment of extraordinary dividends shall not exceed $150.0 million in any fiscal year if net debt to EBITDA (as defined in the WWI Credit Facility agreement) is greater than 3.75:1 and an investment grade rating date (as defined in the WWI Credit Facility agreement) has not occurred. We do not expect this restriction to impair our ability to pay dividends, but it could do so.

Contractual Obligations

We are obligated under non-cancelable operating leases primarily for office and rent facilities. Consolidated rent expense charged to operations under all our leases for fiscal 2010 was approximately $35.2 million.

The following table summarizes our future contractual obligations as of the end of fiscal 2010:

		Payment Due by Period			
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
			(in millions)		
Long-Term Debt[1]					
Principal	$1,365.1	$197.5	$210.9	$728.1	$228.6
Interest	109.1	22.2	56.0	28.0	2.9
Operating leases	66.5	21.9	24.5	12.3	7.8
Other long-term obligations[2]	4.2	0.6	1.3	1.2	1.1
Total	$1,544.9	$242.2	$292.7	$769.6	$240.4

(1) Due to the fact that all of our debt is variable rate based, we have assumed for purposes of this table that the interest rate on all of our debt as of the end of fiscal 2010 remains constant for all periods presented.

(2) "Other long-term obligations" primarily consist of deferred rent costs. The provision for income tax contingencies included in other long-term liabilities on the consolidated balance sheet is not included in the table above due to the fact that the Company is unable to estimate the timing of payment for this liability.

We currently plan to meet our long-term debt obligations by using cash flows provided by operating activities and opportunistically using other means to repay or refinance our obligations as we determine appropriate. We believe that cash flows from operating activities, together with borrowings available under our Revolver, will be sufficient for the next 12 months to fund currently anticipated capital expenditure requirements, debt service requirements and working capital requirements.

Franchise Acquisitions

The following are our key franchise acquisitions since fiscal 2007:

In June 2008, we acquired substantially all of the assets of two of our franchisees, Weight Watchers of Syracuse, Inc. and Dieters of the Southern Tier, Inc., for a combined purchase price of approximately $20.9 million.

In June 2008, we acquired substantially all of the assets of our Wichita, Kansas franchisee for a purchase price of approximately $5.7 million.

In January 2008, we acquired substantially all of the assets of our Palm Beach, Florida franchisee for a purchase price of approximately $12.9 million.

In June 2007, we acquired substantially all of the assets of our British Columbia franchisee for a purchase price of approximately $15.8 million.

China Joint Venture

In February 2008, we entered into a joint venture with Groupe DANONE S.A. to establish a weight management business in the People's Republic of China. The joint venture, 51% owned by us and 49% owned by Groupe DANONE, commenced retail operations in China in September 2008.

Stock Transactions

On October 9, 2003, our Board of Directors authorized a program to repurchase up to $250.0 million of our outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, our Board of Directors authorized adding $250.0 million to this program. Under this program, we will not purchase shares held by Artal. This program currently has no expiration date. As of fiscal year-end 2010, $240.5 million remains available to purchase shares of our common stock under this program. From fiscal 2003 through fiscal 2010, we purchased 19.3 million shares of our common stock in the open market for a total purchase price of $759.5 million. No shares were repurchased in fiscal 2009.

On December 18, 2006, we commenced the Tender Offer in which we sought to acquire up to 8.3 million shares of our common stock at a price between $47.00 and $54.00 per share. Prior to the Tender Offer, we entered into an agreement with Artal whereby Artal agreed to sell to us, at the same price as was determined in the Tender Offer, the number of its shares of our common stock necessary to keep its percentage ownership in us at substantially the same level after the Tender Offer. Artal also agreed not to participate in the Tender Offer so that it would not affect the determination of the price in the Tender Offer. The Tender Offer expired at midnight on January 18, 2007, and on January 26, 2007 we repurchased approximately 8.5 million shares at a price of $54.00 per share. These repurchased shares were comprised of 8.3 million shares that we offered to purchase and approximately 0.2 million shares purchased pursuant to our right to purchase up to an additional 2% of the outstanding shares as of November 30, 2006. On February 2, 2007, we repurchased approximately 10.5 million of Artal's shares at a purchase price of $54.00 per share pursuant to our prior agreement with Artal. In January 2007, we amended and supplemented our revolving credit facility to finance these repurchases.

Factors Affecting Future Liquidity

Any future acquisitions, joint ventures or other similar transactions could require additional capital and we cannot be certain that any additional capital will be available on acceptable terms or at all. Our ability to fund our capital expenditure requirements, interest, principal and dividend payment obligations and working capital requirements and to comply with all of the financial covenants under our debt agreements depends on our future operations, performance and cash flow. These are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Off-Balance Sheet Transactions

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes, such as entities often referred to as structured finance or special purpose entities.

Related Parties

For a discussion of related party transactions affecting us, see "Item 13. Certain Relationships and Related Transactions, and Director Independence" in Part III of this Annual Report on Form 10-K.

Seasonality

Our business is seasonal, with revenues generally decreasing at year end and during the summer months. Our advertising schedule supports the three key enrollment-generating seasons of the year: winter, spring and fall, with winter having the highest concentration of advertising spending. The timing of certain holidays, particularly Easter, which precedes the spring marketing campaign and occurs between March 22 and April 25, may affect our results of operations and the year-to-year comparability of our results. For example, in fiscal 2009, Easter fell on April 12, which means that our spring marketing campaign began in the second quarter of fiscal 2009 as opposed to the first quarter of fiscal 2008. The introduction of Monthly Pass in the meetings business has resulted in less seasonality with regard to our meeting fee revenues because its revenues are amortized over the related subscription period. Our operating income for the first half of the year is generally the strongest. While WeightWatchers.com experiences similar seasonality in terms of new subscriber sign-ups, its revenue tends to be less seasonal because it amortizes subscription revenue over the related subscription period.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board, or the FASB, issued authoritative guidance revising certain disclosure requirements concerning fair value measurements. The guidance requires an entity to disclose separately significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and to disclose the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3, on a gross basis rather than a net basis. These new disclosure requirements were effective for the Company beginning with its first fiscal quarter of 2010, except for the additional disclosure of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Company did not have any such transfers into and out of Levels 1 and 2 during the twelve months ended January 1, 2011. The Company is currently evaluating the full impact of this guidance, but does not expect it to have a material impact on the disclosures in its consolidated financial statements in future filings.

In October 2009, new revenue recognition guidance was issued regarding arrangements with multiple deliverables. The new guidance permits companies to recognize revenue from certain deliverables earlier than previously permitted, if certain criteria are met. The new guidance is effective for fiscal years beginning on or after June 15, 2010 and is not expected to have a material impact on our financial position, results of operations or cash flows.

In May 2009, new accounting guidance was issued which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, an amendment to this guidance was issued to eliminate the requirement to disclose the date through which a company has evaluated subsequent events.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks relating to interest rate changes and foreign currency fluctuations. As of the end of fiscal 2010, other than as described below, there have been no material changes to the Company's exposure to market risk since the end of fiscal 2009.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates to interest expense of variable rate debt. As of the end of fiscal 2010, we had entered into interest rate swaps with notional amounts totaling $1,110.0 million to hedge a substantial portion of our variable rate debt. Our interest rate swap that went effective on January 4, 2010 and terminates on January 27, 2014 had an initial notional amount of $425.0 million, which amount will fluctuate during the term of that swap to a maximum of $755.0 million. Changes in the fair value of these derivatives will be recorded each period in earnings for non-qualifying derivatives or accumulated other comprehensive income (loss) for qualifying derivatives.

Based on the amount of our variable rate debt and interest rate swap agreements as of the end of fiscal 2010, a hypothetical 50 basis point increase or decrease in interest rates on our variable rate debt would increase or decrease our annual interest expense by approximately $1.3 million.

Foreign Currency Risk

Other than inter-company transactions between our domestic and foreign entities, we generally do not have significant transactions that are denominated in a currency other than the functional currency applicable to each entity. As a result, substantially all of our revenues and expenses, other than those of WeightWatchers.com, in each jurisdiction in which we operate are in the same functional currency. In general, we are a net receiver of currencies other than the US dollar. Accordingly, changes in exchange rates may negatively affect our revenues and gross margins as expressed in US dollars. In the future, we may enter into forward and swap contracts to hedge transactions denominated in foreign currencies to reduce the currency risk associated with fluctuating exchange rates. Realized and unrealized gains and losses from any of these transactions may be included in net income for the period.

Fluctuations in currency exchange rates, particularly with respect to the euro and pound sterling, may impact our shareholders' equity. The assets and liabilities of our non-US subsidiaries are translated into US dollars at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated into US dollars at the average exchange rate for the period. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive income (loss). In addition, exchange rate fluctuations will cause the US dollar translated amounts to change in comparison to prior periods.

Item 8. Financial Statements and Supplementary Data

This information is incorporated by reference to our consolidated financial statements on pages F-1 through F-27 and our financial statement schedule on page S-1, including the report thereon of PricewaterhouseCoopers LLP on page F-2.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation and subject to the foregoing, our principal executive officer and principal financial officer concluded that the design and operation of our disclosure controls are effective at the reasonable assurance level.

Internal Control over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our management assessed the effectiveness of our internal control over financial reporting as of January 1, 2011, the end of fiscal 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management, under the supervision and with the participation of our principal executive officer and principal financial officer, concluded that, as of January 1, 2011, our internal control over financial reporting was effective based on those criteria.

The effectiveness of our internal control over financial reporting as of January 1, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page F-2 to our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Items 10, 11, 12, 13 and 14. Directors, Executive Officers and Corporate Governance; Executive Compensation; Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters; Certain Relationships and Related Transactions, and Director Independence; Principal Accountant Fees and Services

Information called for by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K is incorporated by reference from our definitive Proxy Statement to be filed in connection with our 2011 Annual Meeting of Shareholders pursuant to Regulation 14A, except that (i) the information regarding our executive officers called for by Item 401(b) of Regulation S-K has been included in Part I of this Annual Report on Form 10-K; and (ii) the information regarding certain Company equity compensation plans called for by Item 201(d) of Regulation S-K is set forth below.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our equity compensation plan information as of January 1, 2011:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[(1)] (a)	Weighted average exercise price of outstanding options, warrants and rights[(2)] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[(3)] (c)
Equity compensation plans approved by security holders	2,954,795	$32.92	3,108,980
Equity compensation plans not approved by security holders	—	—	—
Total	2,954,795	$32.92	3,108,980

(1) Consists of 2,728,351shares of our common stock issuable upon the exercise of outstanding options and 226,444 shares of our common stock issuable upon the vesting of restricted stock units awarded under our 2008 Stock Incentive Plan, or 2008 Plan, our 2004 Stock Incentive Plan, or 2004 Plan, and our 1999 Stock Purchase and Option Plan, or 1999 Plan.

(2) Includes weighted-average exercise price of stock options outstanding of $35.65 and restricted stock units of $0.

(3) Consists of shares of our common stock issuable under our 2008 Plan and 2004 Plan. Our 1999 Plan terminated on December 16, 2009 pursuant to its terms and in connection with such termination no additional securities can be issued under the plan. Pursuant to the terms of our 2008 Plan, the number of shares of our common stock available for issuance under the 2008 Plan was increased by 550,272 shares, the remaining number of shares of our common stock with respect to which awards could be granted under the 1999 Plan upon its termination.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics for our officers, including our principal executive officer, principal financial officer, principal accounting officer and controller, and our employees and directors. Our Code of Business Conduct and Ethics is available on our website at www.weightwatchersinternational.com.

In addition to any disclosures required under the Exchange Act, the date and nature of any substantive amendment of our Code of Business Conduct and Ethics or waiver thereof applicable to any of our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K of the Exchange Act, will be disclosed on our website at www.weightwatchersinternational.com within four business days of the date of such amendment or waiver. In the case of a waiver, the name of the person to whom the waiver was granted will also be disclosed on our website within four business days of the date of such waiver.

PART IV

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The financial statements listed in the Index to Financial Statements and Financial Statement Schedule on page F-1 are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedule

The financial statement schedule listed in the Index to Financial Statements and Financial Statement Schedule on page F-1 is filed as part of this Annual Report on Form 10-K.

3. Exhibits

The exhibits listed in the Exhibit Index are filed as part of this Annual Report on Form 10-K.

[THIS PAGE INTENTIONALLY LEFT BLANK]

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Items 15(a) (1) & (2)

All other schedules are omitted for the reason that they are either not required, not applicable, not material or the information is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Weight Watchers International, Inc.:

In our opinion, the accompanying financial statements listed in the index appearing under Item 15(a)(1) on page F-1 present fairly, in all material respects, the financial position of Weight Watchers International, Inc. and its subsidiaries (the "Company") at January 1, 2011 and January 2, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) on page F-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 2, 2011

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT
(IN THOUSANDS)

	January 1, 2011	January 2, 2010
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 40,534	$ 46,137
Receivables (net of allowances: January 1, 2011—$5,191 and January 2, 2010—$3,762)	43,722	39,622
Inventories, net	40,571	32,488
Prepaid income taxes	11,619	28,375
Deferred income taxes	19,800	18,242
Prepaid expenses and other current assets	34,196	35,087
TOTAL CURRENT ASSETS	190,442	199,951
Property and equipment, net	30,930	36,038
Franchise rights acquired	765,864	758,617
Goodwill	51,425	51,373
Trademarks and other intangible assets, net	29,962	31,633
Deferred financing costs, net	13,391	6,563
Other noncurrent assets	9,973	3,334
TOTAL ASSETS	$ 1,091,987	$ 1,087,509
LIABILITIES AND TOTAL DEFICIT		
CURRENT LIABILITIES		
Portion of long-term debt due within one year	$ 197,524	$ 215,000
Accounts payable	39,589	28,371
Dividend payable	13,158	13,786
Salaries and wages payable	48,443	42,734
UK VAT liability	0	33,568
UK Self-employment liability	40,782	36,660
Derivative payable	39,753	40,947
Other accrued liabilities	86,198	56,520
Deferred revenue	73,688	68,469
TOTAL CURRENT LIABILITIES	539,135	536,055
Long-term debt	1,167,561	1,238,000
Deferred income taxes	62,807	34,624
Other	13,208	12,100
TOTAL LIABILITIES	1,782,711	1,820,779
Commitments and contingencies (Note 14)		
TOTAL DEFICIT		
Common stock, $0 par value; 1,000,000 shares authorized; 111,988 shares issued	0	0
Treasury stock, at cost, 38,618 shares at January 1, 2011 and 34,947 shares at January 2, 2010	(1,794,066)	(1,684,343)
Retained earnings	1,103,817	955,514
Accumulated other comprehensive loss	(4,517)	(7,683)
TOTAL WEIGHT WATCHERS INTERNATIONAL, INC. DEFICIT	(694,766)	(736,512)
Noncontrolling interest	4,042	3,242
TOTAL DEFICIT	(690,724)	(733,270)
TOTAL LIABILITIES AND TOTAL DEFICIT	$ 1,091,987	$ 1,087,509

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE FISCAL YEARS ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	January 1, 2011	January 2, 2010	January 3, 2009
	(52 weeks)	(52 weeks)	(53 weeks)
Meeting fees, net	$ 819,646	$ 817,523	$ 908,084
Product sales and other, net	393,635	385,405	441,922
Internet revenues	238,756	195,985	185,806
Revenues, net	1,452,037	1,398,913	1,535,812
Cost of meetings, products and other	621,679	634,932	665,434
Cost of Internet revenues	39,728	36,007	35,401
Cost of revenues	661,407	670,939	700,835
Gross profit	790,630	727,974	834,977
Marketing expenses	217,120	200,479	227,437
Selling, general and administrative expenses	183,165	170,845	182,493
Operating income	390,345	356,650	425,047
Interest expense	76,204	66,722	92,667
Other expense (income), net	963	(228)	(1,969)
Income before income taxes	313,178	290,156	334,349
Provision for income taxes	120,656	115,585	132,002
Net income	192,522	174,571	202,347
Net loss attributable to the noncontrolling interest	1,713	2,773	1,984
Net income attributable to Weight Watchers International, Inc.	$ 194,235	$ 177,344	$ 204,331
Earnings Per Share attributable to Weight Watchers International, Inc.			
Basic	$ 2.57	$ 2.30	$ 2.61
Diluted	$ 2.56	$ 2.30	$ 2.60
Weighted average common shares outstanding			
Basic	75,661	77,004	78,250
Diluted	75,880	77,117	78,495
Dividends declared per common share	$ 0.70	$ 0.70	$ 0.70

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL DEFICIT
(IN THOUSANDS)

	Weight Watchers International, Inc.							
	Common Stock		Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total
	Shares	Amount	Shares	Amount				
Balance at December 29, 2007	111,988	$0	32,578	$(1,570,054)	$ (1,654)	$ 645,378	$ 0	$(926,330)
Investment by the noncontrolling interest							2,511	2,511
Comprehensive Income:								
Net income / (loss)						204,331	(1,984)	202,347
Translation adjustment, net of taxes of $3,028					(4,949)			(4,949)
Changes in fair value of derivatives accounted for as hedges, net of taxes of $14,278					(22,330)			(22,330)
Total Comprehensive Income							(1,984)	175,068
Issuance of treasury stock under stock plans			(297)	1,199		6,302		7,501
Tax benefit of restricted stock units vested and stock options exercised						13,621		13,621
Cash dividends declared						(54,689)		(54,689)
Purchase of treasury stock			2,786	(115,973)				(115,973)
Compensation expense on share-based awards						11,302		11,302
Balance at January 3, 2009	111,988	$0	35,067	$(1,684,828)	$(28,933)	$ 826,245	$ 527	$(886,989)
Investment by the noncontrolling interest							5,488	5,488
Comprehensive Income:								
Net income / (loss)						177,344	(2,773)	174,571
Translation adjustment, net of taxes of ($4,891)					7,659			7,659
Changes in fair value of derivatives accounted for as hedges, net of taxes of ($8,690)					13,591			13,591
Total Comprehensive Income							(2,773)	195,821
Issuance of treasury stock under stock plans			(120)	485		(1,654)		(1,169)
Tax shortfall of restricted stock units vested and stock options exercised						(1,229)		(1,229)
Cash dividends declared						(53,988)		(53,988)
Compensation expense on share-based awards						8,796		8,796
Balance at January 2, 2010	111,988	$0	34,947	$(1,684,343)	$ (7,683)	$ 955,514	$ 3,242	$(733,270)
Investment by the noncontrolling interest							2,513	2,513
Comprehensive Income:								
Net income / (loss)						194,235	(1,713)	192,522
Translation adjustment, net of taxes of ($2,269)					3,549			3,549
Changes in fair value of derivatives accounted for as hedges, net of taxes of $245					(383)			(383)
Total Comprehensive Income							(1,713)	195,688
Issuance of treasury stock under stock plans			(68)	267		(731)		(464)
Tax shortfall of restricted stock units vested and stock options exercised						(1,067)		(1,067)
Cash dividends declared						(52,746)		(52,746)
Purchase of Treasury Stock			3,739	(109,990)				(109,990)
Compensation expense on share-based awards						8,612		8,612
Balance at January 1, 2011	111,988	$0	38,618	$(1,794,066)	$ (4,517)	$1,103,817	$ 4,042	$(690,724)

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS ENDED
(IN THOUSANDS)

	January 1, 2011 (52 Weeks)	January 2, 2010 (52 Weeks)	January 3, 2009 (53 Weeks)
Operating activities:			
Net income	$ 192,522	$ 174,571	$ 202,347
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	29,012	27,875	24,519
Amortization of deferred financing costs	4,659	2,097	1,440
Share-based compensation expense	8,612	8,796	11,302
Deferred tax provision	22,280	38,392	11,352
Allowance for doubtful accounts	2,840	1,220	1,447
Reserve for inventory obsolescence, other	7,917	7,928	9,996
Foreign currency exchange rate gain	439	(208)	(1,923)
Other items, net	(595)	(480)	(421)
Changes in cash due to:			
Receivables	(6,964)	(1,322)	(343)
Inventories	(15,490)	1,624	(7,469)
Prepaid expenses	14,027	7,651	(18,489)
Accounts payable	11,855	(5,878)	(5,423)
UK VAT liability	(32,486)	(13,474)	31,643
UK self-employment liability	4,081	36,660	0
Accrued liabilities	29,822	(10,055)	(16,357)
Deferred revenue	5,356	6,118	3,012
Income taxes	3,597	(16,009)	(5,467)
Cash provided by operating activities	281,484	265,506	241,166
Investing activities:			
Capital expenditures	(9,137)	(12,349)	(16,281)
Capitalized software expenditures	(13,057)	(11,090)	(15,322)
Cash paid for acquisitions	0	0	(39,661)
Other items, net	(6,452)	(188)	(922)
Cash used for investing activities	(28,646)	(23,627)	(72,186)
Financing activities:			
Proceeds from borrowings	0	0	45,000
Net borrowings/(payments) on revolver	46,000	(32,000)	0
Payments on long-term debt	(133,915)	(162,500)	(45,625)
Payment of dividends	(53,409)	(54,078)	(55,045)
Tax benefit of restricted stock units vested and stock options exercised	60	126	492
Deferred financing costs	(11,483)	(4,058)	0
Payments to acquire treasury stock	(106,617)	0	(115,973)
Proceeds from stock options exercised	39	50	8,075
Investment and advances from noncontrolling interest	2,513	5,496	3,015
Cash used for financing activities	(256,812)	(246,964)	(160,061)
Effect of exchange rate changes on cash and cash equivalents and other	(1,629)	3,900	(1,420)
Net (decrease)/increase in cash and cash equivalents	(5,603)	(1,185)	7,499
Cash and cash equivalents, beginning of fiscal year	46,137	47,322	39,823
Cash and cash equivalents, end of fiscal year	$ 40,534	$ 46,137	$ 47,322

The accompanying notes are an integral part of the consolidated financial statements.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. Basis of Presentation

The accompanying consolidated financial statements include the accounts of Weight Watchers International, Inc. and all of its subsidiaries. The term "Company" as used throughout these notes is used to indicate Weight Watchers International, Inc. and all of its businesses consolidated for purposes of its financial statements. The term "WWI" as used throughout these notes is used to indicate Weight Watchers International, Inc. and all of the Company's businesses other than WW.com. The term "WW.com" as used throughout these notes is used to indicate WeightWatchers.com, Inc. and all of the Company's Internet-based businesses.

As further discussed in Note 4, effective with its formation in February 2008, the Company consolidates the financial statements of its joint venture entity, Weight Watchers Danone China Limited, and its businesses (the "Joint Venture").

2. Summary of Significant Accounting Policies

Fiscal Year:

The Company's fiscal year ends on the Saturday closest to December 31st and consists of either 52 or 53-week periods. Fiscal year 2008 contained 53 weeks, while fiscal years 2010 and 2009 contained 52 weeks. WW.com's fiscal year ends on December 31st of each year. This difference in fiscal years does not have a material effect on the consolidated financial statements.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and judgments, including those related to inventories, the impairment analysis for goodwill and other indefinite-lived intangible assets, share-based compensation, income taxes, tax contingencies and litigation. The Company bases its estimates on historical experience and on various other factors and assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual amounts could differ from these estimates.

Translation of Foreign Currencies:

For all foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated into US dollars using the exchange rate in effect at the end of each reporting period. Income statement accounts are translated at the average rate of exchange prevailing during each reporting period. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive income (loss).

Foreign currency gains and losses arising from the translation of intercompany receivables with the Company's international subsidiaries are recorded as a component of other (income)/expense, net, unless the receivable is considered long-term in nature, in which case the foreign currency gains and losses are recorded as a component of comprehensive income (loss).

Cash Equivalents:

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less. Cash balances may, at times, exceed insurable amounts. The Company believes it mitigates this risk by investing in or through major financial institutions.

Inventories:

Inventories, which consist of finished goods, are stated at the lower of cost or market on a first-in, first-out basis, net of reserves for obsolescence and shrinkage.

Property and Equipment:

Property and equipment are recorded at cost. For financial reporting purposes, equipment is depreciated on the straight-line method over the estimated useful lives of the assets (3 to 10 years). Leasehold improvements are amortized on the straight-line method over the shorter of the term of the lease or the useful life of the related assets. Expenditures for new facilities and improvements that substantially extend the useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income.

Impairment of Long Lived Assets:

The Company reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable.

Goodwill and Intangible Assets:

Finite-lived intangible assets are amortized using the straight-line method over their estimated useful lives of 3 to 20 years. The Company reviews goodwill and other indefinite-lived intangible assets, including franchise rights acquired, for potential impairment on at least an annual basis or more often if events so require. The Company performed fair value impairment testing as of the end of fiscal 2010 and fiscal 2009 on its goodwill and other indefinite-lived intangible assets and determined that the carrying amounts of these assets did not exceed their respective fair values, and therefore, no impairment existed. When determining fair value, the Company utilizes various assumptions, including projections of future cash flows, growth rates and discount rates. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In the event such a decrease occurred, the Company would be required to record a corresponding charge, which would impact earnings. The Company would also be required to reduce the carrying amounts of the related assets on its balance sheet. The Company continues to evaluate these estimates and assumptions and believes that these assumptions are appropriate.

In performing the impairment analysis for franchise rights acquired, the fair value for the Company's franchise rights acquired is estimated using a discounted cash flow approach. This approach involves projecting future cash flows attributable to the franchise rights acquired and discounting those estimated cash flows using an appropriate discount rate. The estimated fair value is then compared to the carrying value of the unit of accounting for those franchise rights. In determining the appropriate unit of accounting, the Company has concluded that the unit of accounting for each franchise right acquired is the country corresponding to the

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

acquired franchise territory. The carrying values of these franchise rights acquired in the United States, Canada, United Kingdom, Australia/New Zealand and other countries at January 1, 2011 were $656,638, $72,348, $16,593, $14,768 and $5,517, respectively, totaling $765,864.

The Company estimates future cash flows for each unit of accounting by utilizing the historical cash flows attributable to the rights in that country and then applying a growth rate using a blend of the historical operating income growth rates for such country and expected future operating income growth rates for such country. The Company utilizes operating income as the basis for measuring its potential growth because it believes it is the best indicator of the performance of its business. For fiscal 2010, the blended growth rates used in the Company's discounted cash flow analysis ranged from approximately 5% to a growth rate of approximately 26%. For fiscal 2009, the blended growth rates used in the Company's discounted cash flow analysis ranged from zero to a growth rate of approximately 11.0%. The Company then discounts the estimated future cash flows utilizing a discount rate. The discount rate is calculated using the average cost of capital, which includes the cost of equity and the cost of debt. The cost of equity is determined by combining a risk-free rate of return and a market risk premium. The risk-free rate of return is generally determined based on the average rate of long-term Treasury securities. The market risk premium is generally determined by reviewing external market data. When appropriate, the Company further adjusts the resulting combined rate to account for certain entity-specific factors such as maturity of the market in order to determine the utilized discount rate. The cost of debt is the Company's average borrowing rate for the period. The discount rates used in the Company's fiscal 2010 year-end impairment test and fiscal 2009 impairment test averaged approximately 10.5% and 11.5%, respectively.

At the end of fiscal 2010, the Company estimated that approximately 90% of the carrying value of its franchise rights acquired had a fair value of at least three times their respective carrying amounts. In the United States, the region which held approximately 86% of the franchise rights acquired, the aggregate fair value of the Company's franchise rights acquired was approximately three times the aggregate carrying value. Given that there is a significant difference between the fair value and carrying value of the Company's franchise rights acquired, the Company believes there are currently no reasonably likely changes in assumptions that would cause an impairment.

The Company expenses all software costs (including website development costs) incurred during the preliminary project stage and capitalizes all internal and external direct costs of materials and services consumed in developing software (including website development costs), once the development has reached the application development stage. Application development stage costs generally include software configuration, coding, installation to hardware and testing. These costs are amortized over their estimated useful life of 3 years for website development costs and from 3 to 5 years for all other software costs. All costs incurred for upgrades, maintenance and enhancements, including the cost of website content, which does not result in additional functionality, are expensed as incurred.

Revenue Recognition:

WWI earns revenue by conducting meetings, selling products in its meetings and to its franchisees, collecting commissions from franchisees, collecting royalties related to licensing agreements and selling advertising space in and copies of its magazines. WWI charges non-refundable registration fees in exchange for an introductory information session and materials it provides to new members in its meetings business. Revenue from these registration fees is recognized when the service and products are provided, which is generally at the same time payment is received from the customer. Revenue from meeting fees, product sales, commissions and royalties is recognized when services are rendered, products are shipped to customers and title and risk of loss pass to the customer, and commissions and royalties are earned. Advertising revenue is recognized when advertisements are published. Revenue from magazine sales is recognized when the magazine is sent to the customer. Deferred revenue, consisting of prepaid meeting fees, such as Monthly Pass, and magazine subscription revenue, is amortized into revenue over the period earned. Discounts to customers, including free registration offers, are recorded as a deduction from gross revenue in the period such revenue was recognized.

WW.com primarily generates revenue from monthly subscriptions for its Internet subscription products. Subscription fee revenues are recognized over the period that products are provided. One-time sign-up fees are deferred and recognized over the expected customer relationship period. Subscription fee revenues that are paid in advance are deferred and recognized on a straight-line basis over the subscription period.

The Company grants refunds in aggregate amounts that historically have not been material. Because the period of payment of the refund generally approximates the period revenue was originally recognized, refunds are recorded as a reduction of revenue when paid.

Advertising Costs:

Advertising costs consist primarily of national and local direct mail, television, online media and spokesperson's fees. All costs related to advertising are expensed in the period incurred, except for media production related costs, which are expensed the first time the advertising takes place. Total advertising expenses for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 were $208,604, $190,999 and $214,218, respectively.

Income Taxes:

Deferred income tax assets and liabilities result primarily from temporary differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which differences are expected to reverse. If it is more likely than not that some portion of a deferred tax asset will not be realized, a valuation allowance is recognized. The Company considers historic levels of income, estimates of future taxable income and feasible tax planning strategies in assessing the need for a tax valuation allowance.

In addition, assets and liabilities acquired in purchase business combinations are assigned their fair values and deferred taxes are provided for lower or higher tax bases.

Derivative Instruments and Hedging:

The Company is exposed to certain risks related to its ongoing business operations, primarily interest rate risk and foreign currency risk. The primary risk managed by using derivative instruments is interest rate risk. Interest rate swaps are entered into to hedge a portion of the cash flow exposure associated with the Company's variable-rate borrowings. The Company does not use any derivative instruments for trading or speculative purposes.

The Company recognizes the fair value of all derivative instruments as either assets or liabilities on the balance sheet. The Company has designated and accounted for interest rate swaps as cash flow hedges of its variable-rate borrowings. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income/(loss) and reclassified into earnings in the periods during which the hedged transactions affect earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The fair value of the Company's interest rate swaps is reported in derivative payable and prepaid expenses and other current assets on its balance sheet. See Note 16 for a further discussion regarding the fair value of the Company's interest rate swaps. The net effect of the interest payable and receivable under the Company's interest rate swaps is included in interest expense on the statement of operations.

Investments:

The Company uses the cost method to account for investments in which it holds 20% or less of the investee's voting stock and over which it does not have significant influence.

Deferred Financing Costs:

Deferred financing costs consist of fees paid by the Company as part of the establishment, exchange and/or modification of the Company's long-term debt. During the fiscal years ended January 1, 2011 and January 2, 2010, the Company incurred deferred financing costs of $11,483 and $4,058, respectively, associated with the refinancing of the WWI Credit Facility (as defined in Note 7). Such costs are being amortized using the straight-line method over the term of the related debt. Amortization expense for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $4,659, $2,097 and $1,440, respectively.

Comprehensive Income (Loss):

Comprehensive income (loss) represents the change in shareholders' equity (deficit) resulting from transactions other than shareholder investments and distributions. The Company's comprehensive income (loss) includes net income, changes in the fair value of derivative instruments and the effects of foreign currency translations. At January 1, 2011 and January 2, 2010, the cumulative balance of changes in fair value of derivative instruments, net of taxes, is ($24,118) and ($23,735), respectively. At January 1, 2011 and January 2, 2010, the cumulative balance of the effects of foreign currency translations, net of taxes, is $19,601 and $16,052, respectively.

Reclassification:

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Acquisitions

The Company acquired certain franchisees and, accordingly, earnings have been included in the consolidated operating results of the Company since their dates of acquisition. Details of key franchise acquisitions are outlined below.

On January 31, 2008, the Company acquired substantially all of the assets of its Palm Beach, Florida franchisee, Weight Watchers of Palm Beach County, Inc., for a net purchase price of $12,936, plus assumed liabilities and transaction costs of $319. The total purchase price has been allocated to franchise rights acquired ($12,693), inventory ($113), fixed assets ($299) and other current assets ($150).

On June 13, 2008, the Company acquired substantially all of the assets of its Wichita, Kansas franchisee, Weight Watchers of Greater Wichita, Inc., for a net purchase price of $5,734. The total purchase price has been allocated to franchise rights acquired ($5,676) and prepaid expenses ($58).

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

On June 19, 2008, the Company acquired substantially all of the assets of two of its franchisees, Weight Watchers of Syracuse, Inc. and Dieters of the Southern Tier, Inc., for a combined net purchase price of $20,935, plus assumed liabilities and transaction costs of $164. The total purchase price has been allocated to franchise rights acquired ($20,948), fixed assets ($36), inventory ($56) and prepaid expenses ($59).

The effects of these franchise acquisitions, individually or in the aggregate, were not material to the Company's consolidated financial position, results of operations, or operating cash flows in any of the periods presented.

4. Joint Venture

On February 5, 2008, Weight Watchers Asia Holdings Ltd. ("Weight Watchers Asia"), a direct, wholly-owned subsidiary of the Company, and Danone Dairy Asia, an indirect, wholly-owned subsidiary of Groupe DANONE S.A., entered into a joint venture agreement to establish a weight management business in the People's Republic of China. Pursuant to the terms of the joint venture agreement, Weight Watchers Asia and Danone Dairy Asia own 51% and 49%, respectively, of the joint venture entity, Weight Watchers Danone China Limited.

Because the Company has a direct controlling financial interest in the Joint Venture, it began to consolidate this entity in the first quarter of fiscal 2008.

5. Goodwill and Other Intangible Assets

The Company performed its annual impairment review of goodwill and other indefinite-lived intangible assets as of January 1, 2011 and January 2, 2010 and determined that no impairment existed. Goodwill is due mainly to the acquisition of the Company by H.J. Heinz Company ("Heinz") in 1978 and the acquisition of WW.com in 2005. For the year ended January 1, 2011, the change in goodwill is due to foreign currency fluctuations. Franchise rights acquired are due to acquisitions of the Company's franchised territories. For the year ended January 1, 2011, franchise rights acquired increased due to foreign currency fluctuations.

The Company's goodwill by reportable segment at the end of fiscal 2010 and fiscal 2009 was $25,225 and $25,173, respectively, related to the WWI segment and $26,200 related to the WW.com segment for both years, totaling $51,425 and $51,373, respectively.

Aggregate amortization expense for finite-lived intangible assets was recorded in the amounts of $14,894, $13,664 and $11,167 for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

The carrying amount of finite-lived intangible assets as of January 1, 2011 and January 2, 2010 was as follows:

	January 1, 2011		January 2, 2010	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Capitalized software costs	$ 52,293	$34,423	$44,486	$25,396
Trademarks	9,813	8,952	9,602	8,593
Website development costs	35,245	24,350	29,878	19,266
Other	7,033	6,697	5,741	4,819
	$104,384	$74,422	$89,707	$58,074

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Estimated amortization expense of existing finite-lived intangible assets for the next five fiscal years is as follows:

2011	$13,820
2012	$ 8,389
2013	$ 4,938
2014	$ 2,325
2015	$ 297

6. Property and Equipment

The components of property and equipment were:

	January 1, 2011	January 2, 2010
Leasehold improvements	$ 35,706	$ 33,836
Equipment	82,398	76,605
	118,104	110,441
Less: Accumulated depreciation and amortization	(87,174)	(74,403)
	$ 30,930	$ 36,038

Depreciation and amortization expense of property and equipment for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $14,118, $14,211 and $13,352, respectively.

7. Long-Term Debt

The components of the Company's long-term debt were as follows:

	January 1, 2011		January 2, 2010	
	Balance	Effective Rate	Balance	Effective Rate
Revolver I due 2011	$ 1,674	3.25%	$ —	—
Revolver I due 2011	56,565	1.29%	128,000	1.43%
Revolver II due 2014	3,326	4.75%	—	—
Revolver II due 2014	112,435	2.83%	—	—
Term A Loan due 2011	58,250	1.35%	245,000	1.40%
Additional Term A Loan due 2013	209,053	1.36%	595,000	1.92%
Term B Loan due 2014	240,000	1.86%	485,000	2.12%
Term C Loan due 2015	443,117	2.65%	—	—
Term D Loan due 2016	240,665	2.65%	—	—
Total Debt	1,365,085	2.01%	1,453,000	1.85%
Less Current Portion	197,524		215,000	
Total Long-Term Debt	$1,167,561		$1,238,000	

The Company's credit facilities consist of a term loan facility and a revolving credit facility (collectively, the "WWI Credit Facility"). The term loan facility consists of two tranche A loans ("Term A Loan" and

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

"Additional Term A Loan"), a tranche B loan ("Term B Loan"), a tranche C loan ("Term C Loan"), and a tranche D loan ("Term D Loan"), in an aggregate original principal amount of $1,550,000. The revolving credit facility (the "Revolver") consists of two tranches ("Revolver I" and "Revolver II") of up to $500,000 in the aggregate. At January 1, 2011, the Company had $1,365,085 outstanding under the WWI Credit Facility. In addition, at January 1, 2011, there was $325,000 available under the Revolver.

At the end of fiscal 2010, the Term A Loan and Additional Term A Loan bore interest at a rate equal to LIBOR plus 1.00% per annum; a portion of the Revolver I bore interest at a rate equal to LIBOR plus 1.00% per annum and the other portion bore interest at a rate equal to the alternate base rate plus 0.00% per annum; the Term B Loan bore interest at a rate equal to LIBOR plus 1.50% per annum; the Term C Loan and Term D Loan bore interest at a rate equal to LIBOR plus 2.25% per annum; and a portion of the Revolver II bore interest at a rate equal to LIBOR plus 2.50% per annum and the other portion bore interest at a rate equal to the alternate base rate plus 1.50% per annum. In addition to paying interest on outstanding principal under the WWI Credit Facility, at the end of fiscal 2010, the Company was required to pay a commitment fee to the lenders under the Revolver I and Revolver II with respect to the unused commitments at a rate equal to 0.20% per annum and 0.50% per annum, respectively.

The WWI Credit Facility contains customary covenants including covenants that, in certain circumstances, restrict the Company's ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other payments, including investments, sell its assets and enter into consolidations, mergers and transfers of all or substantially all of its assets. The WWI Credit Facility also requires the Company to maintain specified financial ratios and satisfy certain financial condition tests. At the end of fiscal 2010, the Company was in compliance with all of the required financial ratios and also met all of the financial condition tests and expects to continue to do so for the foreseeable future. The WWI Credit Facility contains customary events of default. Upon the occurrence of an event of default under the WWI Credit Facility, the lenders thereunder may cease making loans and declare amounts outstanding to be immediately due and payable. The WWI Credit Facility is guaranteed by certain of the Company's existing and future subsidiaries. Substantially all the assets of the Company collateralize the WWI Credit Facility.

The Company previously amended the WWI Credit Facility on June 26, 2009 to allow it to make loan modification offers to all lenders of any tranche of term loans or revolving loans to extend the maturity date of such loans and/or reduce or eliminate the scheduled amortization. Any such loan modifications would be effective only with respect to such tranche of term loans or revolving loans and only with respect to those lenders that accept the Company's offer. Loan modification offers may be accompanied by increased pricing and/or fees payable to accepting lenders. This amendment also provides for up to an additional $200,000 of incremental term loan financing through the creation of a new tranche of term loans, provided that the aggregate principal amount of such new term loans cannot exceed the amount then outstanding under the Company's existing revolving credit facility. In addition, the proceeds from such new tranche of term loans must be used solely to repay certain outstanding revolving loans and permanently reduce the commitments of certain revolving lenders. In connection with this amendment, the Company incurred fees of approximately $4,058 during fiscal 2009.

On April 8, 2010, the Company amended the WWI Credit Facility pursuant to a loan modification offer to all lenders of all tranches of term loans and revolving loans to, among other things, extend the maturity date of such loans. In connection with this amendment, certain lenders converted a total of $454,480 of their outstanding term loans under the Term A Loan ($151,775) and Additional Term A Loan ($302,705) into term loans under the new Term C Loan which matures on June 30, 2015 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), and a total of $241,875 of their outstanding term loans under the Term B Loan into term loans under the new Term D Loan which matures on June 30, 2016. In addition, certain lenders

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

converted a total of $332,647 of their outstanding Revolver I commitments into commitments under the new Revolver II which terminates on June 30, 2014 (or 2013, upon the occurrence of certain events described in the WWI Credit Facility agreement), including a proportionate amount of their outstanding Revolver I loans into Revolver II loans. Following these conversions of a total of $1,029,002 of loans and commitments, at April 8, 2010, the Company had the same amount of debt outstanding under the WWI Credit Facility and amount of availability under the Revolver as it had immediately prior to such conversions. In connection, with this loan modification offer, the Company incurred fees of approximately $11,500 during the second quarter of fiscal 2010.

Maturities

At January 1, 2011, the aggregate amounts of the Company's existing long-term debt maturing in each of the next five years and thereafter are as follows:

2011	$ 197,524
2012	124,935
2013	86,014
2014	373,405
2015	354,641
2016 and thereafter	228,566
	$1,365,085

8. Treasury Stock

On October 9, 2003, the Company, at the direction of its Board of Directors, authorized and announced a program to repurchase up to $250,000 of the Company's outstanding common stock. On each of June 13, 2005, May 25, 2006 and October 21, 2010, the Company, at the direction of its Board of Directors, authorized and announced adding $250,000 to this program. The repurchase program allows for shares to be purchased from time to time in the open market or through privately negotiated transactions. No shares will be purchased from Artal under the program. The repurchase program currently has no expiration date.

On December 18, 2006, the Company commenced a tender offer in which it sought to acquire up to 8,300 shares of its common stock at a price between $47.00 and $54.00 per share (the "Tender Offer"). Prior to the Tender Offer, the Company entered into an agreement with Artal whereby Artal agreed to sell to the Company, at the same price as was determined in the Tender Offer, the number of its shares of the Company's common stock necessary to keep its percentage ownership in the Company at substantially the same level after the Tender Offer. Artal also agreed not to participate in the Tender Offer so that it would not affect the determination of the price in the Tender Offer.

The Tender Offer expired at midnight on January 18, 2007, and on January 26, 2007 the Company repurchased approximately 8,548 shares at a price of $54.00 per share. These repurchased shares were comprised of 8,300 shares that the Company offered to purchase and approximately 248 shares purchased pursuant to the Company's right to purchase up to an additional 2% of the outstanding shares as of November 30, 2006. On February 2, 2007, the Company repurchased approximately 10,511 of Artal's shares at a purchase price of $54.00 per share pursuant to its prior agreement with Artal. In January 2007, the Company amended and supplemented the WWI Credit Facility to finance these repurchases.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9. Earnings Per Share

Basic earnings per share ("EPS") are calculated utilizing the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated utilizing the weighted average number of common shares outstanding during the periods presented adjusted for the effect of dilutive common stock equivalents.

The following table sets forth the computation of basic and diluted EPS for the fiscal years ended:

	January 1, 2011	January 2, 2010	January 3, 2009
Numerator:			
Net income attributable to Weight Watchers International, Inc.	$194,235	$177,344	$204,331
Denominator:			
Weighted average shares of common stock outstanding	75,661	77,004	78,250
Effect of dilutive common stock equivalents	219	113	245
Weighted average diluted common shares outstanding	75,880	77,117	78,495
EPS attributable to Weight Watchers International, Inc.			
Basic	$ 2.57	$ 2.30	$ 2.61
Diluted	$ 2.56	$ 2.30	$ 2.60

The number of anti-dilutive common stock equivalents excluded from the calculation of weighted average shares for diluted EPS was 2,223, 2,045 and 1,693 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

10. Stock Plans

Incentive Compensation Plans:

On May 6, 2008, May 12, 2004 and December 16, 1999, respectively, the Company's shareholders approved the 2008 Stock Incentive Plan (the "2008 Plan"), the 2004 Stock Incentive Plan (the "2004 Plan") and the 1999 Stock Purchase and Option Plan (the "1999 Plan" and together with the 2008 Plan and the 2004 Plan, the "Stock Plans"). These plans are designed to promote the long-term financial interests and growth of the Company by attracting, motivating and retaining employees with the ability to contribute to the success of the business and to align compensation for the Company's employees over a multi-year period directly with the interests of the shareholders of the Company. The Company's Board of Directors or a committee thereof administers the Stock Plans.

Under the 2008 Plan, grants may take the following forms at the Compensation and Benefit Committee's discretion: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units ("RSUs"), restricted stock and other share-based awards. As of its effective date, the maximum number of shares of common stock available for grant under the 2008 Plan was 3,000, subject to increase and adjustment as set forth in the 2008 Plan. Pursuant to the terms of the 2008 Plan, the number of shares of our common stock available for issuance under the 2008 Plan was increased by 550 the remaining number of shares of our common stock with respect to which awards could be granted under the 1999 Plan upon its termination.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Under the 2004 Plan, grants may take the following forms at the Company's Board of Directors or its committee's sole discretion: non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, restricted stock and other share-based awards. As of its effective date, the maximum number of shares of common stock available for grant under the 2004 Plan was 2,500.

Under the 1999 Plan, grants could take the following forms at the Company's Board of Directors or its committee's sole discretion: non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, RSUs, purchase stock, dividend equivalent rights, performance units, performance shares and other share-based grants. The maximum number of shares of common stock available for grant under the 1999 Plan was 7,058. The 1999 Plan terminated on December 16, 2009 pursuant to its terms and in connection with such termination no additional awards can be granted under the plan.

Under the Stock Plans, the Company also grants fully-vested shares of its common stock to certain members of its Board of Directors. While these shares are fully vested, beginning with stock grants made in the fourth quarter of 2006, the directors are restricted from selling these shares while they are still serving on the Company's Board of Directors. During the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, the Company granted 19, 20 and 15 fully-vested shares, respectively, and recognized compensation expense of $595, $527 and $513, respectively.

The Company issues common stock for share-based compensation awards from treasury stock. The total compensation cost that has been charged against income for these plans was $8,612, $8,796 and $11,302 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively. Such amounts have been included as a component of selling, general and administrative expenses. The total income tax benefit recognized in the income statement for all share-based compensation arrangements was $2,662, $2,997 and $4,029 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively. No compensation costs were capitalized. As of January 1, 2011, there was $11,179 of total unrecognized compensation cost related to stock options and RSUs granted under the Stock Plans. That cost is expected to be recognized over a weighted-average period of approximately 1.8 years.

While the Stock Plans permit various types of awards, other than the aforementioned shares issued to directors, grants under the plans have historically been either non-qualified stock options or RSUs. The following describes some further details of these awards.

Stock Option Awards

Pursuant to the option components of the Stock Plans, the Company's Board of Directors authorized the Company to enter into agreements under which certain employees received stock options. The options are exercisable based on the terms outlined in the agreements. The options vest over a period of three to five years and the expiration terms range from five to ten years. Options outstanding at January 1, 2011 have an exercise price between $4.04 and $56.21 per share.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions noted in the following table. Expected volatility is based on the historical volatility of the Company's stock with certain time periods excluded due to historical events which are not expected to recur. Since the Company's option exercise history is limited, it has estimated the expected term of option grants to be the midpoint between the vesting period and the contractual term of each award. The risk free interest rate is based on the U.S. Treasury yield curve in effect on the date of grant which most closely corresponds to the expected term of the option. The dividend yield is based on our historic average dividend yield.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	January 1, 2011	January 2, 2010	January 3, 2009
Dividend yield	1.8%	1.6%	1.5%
Volatility	31.4%	31.6%	26.8%
Risk-free interest rate	2.0% – 3.4%	2.2% – 3.1%	2.0% – 3.9%
Expected term (years)	6.4	6.5	6.5

A summary of option activity under the Stock Plans for the year ended January 1, 2011 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (Yrs.)	Aggregate Intrinsic Value
Outstanding at January 2, 2010	2,317	$39.45		
Granted	780	$26.33		
Exercised	(18)	$ 2.16		
Canceled	(351)	$41.75		
Outstanding at January 1, 2011	2,728	$35.65	7.0	$17,663
Exercisable at January 1, 2011	1,064	$44.23	5.0	$ 1,351

The weighted-average grant-date fair value of options granted was $7.80, $6.00 and $12.08 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively. The total intrinsic value of options exercised was $462, $536 and $3,026 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009 , respectively.

Cash received from options exercised during the years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $39, $50 and $8,075, respectively. The tax benefits realized from options exercised and RSUs vested totaled $516, $1,190 and $1,504 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

Restricted Stock Units

Pursuant to the restricted stock components of the Stock Plans, the Company has granted RSUs to certain employees. The RSUs vest over a period of three to five years. The fair value of RSUs is determined using the closing market price of the Company's common stock on the date of grant. A summary of RSU activity under the Stock Plans for the year ended January 1, 2011 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at January 2, 2010	223	$37.22
Granted	76	$25.69
Vested	(50)	$46.94
Forfeited	(23)	$35.24
Outstanding at January 1, 2011	226	$31.37

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The weighted-average grant-date fair value of RSUs granted was $25.69, $19.86 and $43.84 for the years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively. The total fair value of RSUs vested during the years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $2,341, $6,098 and $1,580, respectively.

11. Income Taxes

The following tables summarize the Company's consolidated provision for US federal, state and foreign taxes on income:

	January 1, 2011	January 2, 2010	January 3, 2009
Current:			
US federal	$ 68,126	$ 71,409	$ 88,417
State	11,462	11,734	13,082
Foreign	18,693	(5,950)	19,147
	$ 98,281	$ 77,193	$120,646
Deferred:			
US federal	$ 20,115	$ 25,302	$ 18,344
State	2,299	2,892	2,096
Foreign	(39)	10,198	(9,084)
	$ 22,375	$ 38,392	$ 11,356
Total tax provision	$120,656	$115,585	$132,002

The components of the Company's consolidated income before income taxes consist of the following:

	January 1, 2011	January 2, 2010	January 3, 2009
Domestic	$236,864	$256,405	$291,858
Foreign	76,314	33,751	42,491
	$313,178	$290,156	$334,349

The difference between the US federal statutory tax rate and the Company's consolidated effective tax rate are as follows:

	January 1, 2011	January 2, 2010	January 3, 2009
US federal statutory rate	35.0%	35.0%	35.0%
Federal and state tax reserve provision	0.7	0.4	0.4
States income taxes (net of federal benefit)	3.0	3.5	3.2
Foreign taxes	(0.9)	(1.0)	(1.1)
Increase in valuation allowance	0.7	1.8	1.7
Other	0.0	0.1	0.3
Effective tax rate	38.5%	39.8%	39.5%

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The deferred tax assets (liabilities) recorded on the Company's consolidated balance sheets are as follows:

	January 1, 2011	January 2, 2010
Provision for estimated expenses	$ 6,807	$ 5,143
Operating loss carryforwards	29,068	27,007
Salaries and wages	4,104	3,870
Share-based compensation	8,960	9,329
Other comprehensive income	2,811	4,834
Other	6,451	3,429
Less: valuation allowance	(24,989)	(21,967)
Total deferred tax assets	$ 33,212	$ 31,645
Depreciation	$ (165)	$ (2,529)
Prepaid expenses	—	(187)
Deferred income	—	(31)
Amortization	(76,054)	(45,280)
Total deferred tax liabilities	$(76,219)	$(48,027)
Net deferred tax liabilities	$(43,007)	$(16,382)

Certain foreign operations of the Company have generated net operating loss carryforwards. If it has been determined that it is more likely than not that the deferred tax assets associated with these net operating loss carryforwards will not be utilized, a valuation allowance has been recorded. As of January 1, 2011 and January 2, 2010, various foreign subsidiaries had net operating loss carryforwards of approximately $107,411 and $95,808, respectively, most of which can be carried forward indefinitely.

The Company's undistributed earnings of foreign subsidiaries are not considered to be reinvested permanently. Accordingly, the Company has recorded all taxes, after taking into account foreign tax credits, on the undistributed earnings of foreign subsidiaries.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	January 1, 2011	January 2, 2010	January 3, 2009
Balance at beginning of year	$12,897	$11,086	$ 9,455
Additions based on tax positions related to the current year	2,115	1,811	2,169
Additions based on tax positions of prior years	782	—	493
Reductions for tax positions of prior years	—	—	(361)
Settlements	—	—	(670)
Balance at end of year	$15,794	$12,897	$11,086

At January 1, 2011, the total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate is $7,040. As of January 1, 2011, given the nature of the Company's uncertain tax positions, it is reasonably possible that there will not be a significant change in the Company's uncertain tax benefits within the next twelve months.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. The Company had $2,838 and $2,059 of accrued interest and penalties at January 1, 2011 and January 2, 2010, respectively. The Company recognized $780, $403 and $431 in interest and penalties during the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, respectively.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various state and foreign jurisdictions. At January 1, 2011, with few exceptions, the Company was no longer subject to US federal, state or local income tax examinations by tax authorities for years prior to 2005, or non-US income tax examinations by tax authorities for years prior to 2003.

12. Employee Benefit Plans

The Company sponsors the Second Amended and Restated Weight Watchers Savings Plan (the "Savings Plan") for salaried and certain hourly US employees of the Company. The Savings Plan is a defined contribution plan that provides for employer matching contributions up to 100% of the first 3% of an employee's eligible compensation that is contributed to the Savings Plan. Expense related to these contributions for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $1,819, $2,486, and $1,763, respectively.

During fiscal 2002, the Company received a favorable determination letter from the IRS that qualifies the Savings Plan under Section 401(a) of the Internal Revenue Code.

Pursuant to the Savings Plan, the Company also sponsors a profit sharing plan (the "Profit Sharing Plan") for all full-time salaried US employees who are eligible to participate in the Savings Plan (except for certain senior management personnel). The Profit Sharing Plan provides for a guaranteed monthly employer contribution on behalf of each participant based on the participant's age and a percentage of the participant's eligible compensation. The Profit Sharing Plan has a discretionary supplemental employer contribution component that is determined annually by the Compensation and Benefits Committee of the Company's Board of Directors. Expense related to these contributions for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $3,157, $3,361 and $3,867 respectively.

For certain US senior management personnel, the Company sponsors the Amended and Restated Weight Watchers Executive Profit Sharing Plan ("EPSP"). Under the IRS definition, the EPSP is considered a Nonqualified Deferred Compensation Plan. There is a promise of payment by the Company made on the employees' behalf instead of an individual account with a cash balance. The EPSP provides for a guaranteed employer contribution on behalf of each participant based on the participant's age and a percentage of the participant's eligible compensation. The EPSP has a discretionary supplemental employer contribution component that is determined annually by the Compensation and Benefits Committee of the Company's Board of Directors. The account is valued at the end of each fiscal month, based on an annualized interest rate of prime plus 2%, with an annualized cap of 15%. Expense related to this commitment for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $1,719, $1,620 and $1,026, respectively.

13. Cash Flow Information

	January 1, 2011	January 2, 2010	January 3, 2009
Net cash paid during the year for:			
Interest expense	$71,602	$81,968	$ 96,556
Income taxes	$75,389	$86,081	$132,648
Noncash investing and financing activities were as follows:			
Fair value of net assets/(liabilities) acquired in connection with acquisitions	$ —	$ —	$ 345
Dividends declared but not yet paid at year-end	$13,158	$13,786	$ 13,876

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

14. Commitments and Contingencies

UK VAT Matter

In June 2008, the UK Court of Appeal issued a ruling that from April 1, 2005 Weight Watchers meeting fees in the United Kingdom were fully subject to 17.5% standard rated value added tax ("VAT"), thus reversing in its entirety an earlier 2007 decision of the UK First Tier Tribunal (Tax Chamber) (formerly known as the UK VAT and Duties Tribunal and hereinafter referred to as the "First Tier Tribunal") in the Company's favor. For over a decade prior to April 1, 2005, Her Majesty's Revenue and Customs ("HMRC") had determined that Weight Watchers meeting fees in the United Kingdom were only partially subject to 17.5% VAT. In light of the Court of Appeal's ruling and in accordance with accounting guidance for contingencies, the Company recorded a charge of approximately $32,500 as an offset to revenue in the second quarter of fiscal 2008 for UK VAT liability (including interest) in excess of reserves previously recorded. Beginning in the third quarter of fiscal 2008, in accordance with accounting guidance for contingencies, the Company has recorded as an offset to revenue VAT charges associated with UK meeting fees as earned, consistent with the Court of Appeal's ruling.

However, with respect to UK VAT owed for the period prior to July 1, 2005, HMRC failed to raise a notice of assessment within the statutory three-year time period. In addition, although HMRC raised notices of assessment against the Company with respect to UK VAT due for the periods July 1, 2005 to September 30, 2005 and October 1, 2005 to December 31, 2005, the Company asserted that these notices of assessment were invalid on the grounds that they had been raised outside the relevant statutory time limits. HMRC indicated in November 2008 that it agreed with the Company's assertion that the notice of assessment for the period July 1, 2005 to September 30, 2005 was invalid, and, in February 2009, confirmed that this notice had been formally withdrawn. As a result of the expiration of the statutory time period with respect to UK VAT owed prior to October 1, 2005, the Company recorded in the fourth quarter of fiscal 2008 as a benefit to revenue for the periods prior to October 1, 2005 an amount of approximately $9,200 as an offset against reserves previously recorded including in part the charge recorded against revenue in the second quarter of fiscal 2008 for UK VAT liability.

In March 2009, June 2009 and September 2009, HMRC raised additional notices of assessment against the Company in respect of UK VAT due for the periods January 1, 2006 to March 31, 2006, April 1, 2006 to June 30, 2006, and July 1, 2006 to September 30, 2006, respectively, which the Company similarly believed were raised outside the relevant statutory time limits. As a result, the Company challenged any amount of UK VAT that HMRC claimed to be owed by the Company for any period between October 1, 2005 and September 30, 2006 by filing notices of appeal during 2009 with the First Tier Tribunal against the UK VAT assessments issued for any such period. These appeals were consolidated and heard together in May 2010, and the First Tier Tribunal subsequently issued a ruling dismissing the Company's consolidated appeal in August 2010. The Company has determined that it will not seek appeal of the First Tier Tribunal's adverse ruling with respect to these matters. In fiscal 2010, the Company fully paid the UK VAT assessment and determined that there was an over-accrual of $2,028 with respect to this matter which was reversed to revenue.

UK Self-Employment Matter

In July 2007, HMRC issued to the Company notices of determination and decisions that, for the period April 2001 to April 2007, its leaders and certain other service providers in the United Kingdom should have been classified as employees for tax purposes and, as such, the Company should have withheld tax from the leaders and certain other service providers pursuant to the "Pay As You Earn" ("PAYE") and national insurance contributions ("NIC") collection rules and remitted such amounts to HMRC. HMRC also issued a claim to the Company in October 2008 in respect of NIC which corresponds to the prior notices of assessment with respect to PAYE previously raised by HMRC.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

In September 2007, the Company appealed HMRC's notices as to these classifications and against any amount of PAYE and NIC liability claimed to be owed by the Company and the Company's appeal was heard by the First Tier Tribunal in June 2009 and October 2009. In February 2010, the First Tier Tribunal issued a ruling that the Company's UK leaders should have been classified as employees for UK tax purposes and, as such, the Company should have withheld tax from its leaders pursuant to the PAYE and NIC collection rules for the period from April 2001 to April 2007 with respect to services performed by the leaders for the Company. The Company is appealing this adverse ruling and a hearing before the UK Upper Tribunal (Tax and Chancery Chamber) is scheduled for fall 2011.

In light of this adverse ruling and in accordance with accounting guidance for contingencies, the Company recorded in the fourth quarter of fiscal 2009 a reserve for the period from April 2001 through the end of fiscal 2009, inclusive of estimated accrued interest. As it did beginning in the first quarter of fiscal 2010, the Company has recorded, and also intends to continue to record, a reserve for UK withholding taxes with respect to its UK leaders consistent with this ruling on a quarterly basis. Accordingly, the aggregate reserve for the period from April 2001 through the end of the fourth quarter of fiscal 2010 is approximately $40,782.

Sabatino v. Weight Watchers North America, Inc.

In September 2009, a lawsuit was filed in the Superior Court of California by one of the Company's former leaders alleging violations of certain California wage and hour laws on behalf of herself, and, if approved by the court, other leaders and those employees who have performed the location coordinator function in California since September 17, 2005. In this matter, the plaintiff is seeking unpaid wages and certain other damages. In October 2009, the Company answered the complaint and removed the case to the U.S. District Court for the Northern District of California (the "Federal Court"). In July 2010, the plaintiff filed an amended complaint adding two additional named plaintiffs for this matter. In October 2010, the parties engaged in mediation and reached an agreement in principle to settle this matter in its entirety and, accordingly, the Company has recorded a reserve with respect to this matter of $6,500. The settlement is dependent upon final approval of the Federal Court. The parties submitted the proposed settlement to the Federal Court in December 2010. In January 2011, the parties received the Federal Court's preliminary approval of the settlement. A hearing seeking final approval of the Federal Court of the settlement is scheduled for spring 2011.

Hanson-Kelly & Jackson v. Weight Watchers North America, Inc. and Weight Watchers International, Inc.

In January 2010, a lawsuit was filed in the U.S. District Court for the Middle District of North Carolina by two leaders alleging violations of certain federal and North Carolina wage and hour laws on behalf of themselves, and, if approved by the court, other leaders and receptionists in North Carolina since January 25, 2007. In this matter, the plaintiffs are seeking unpaid wages and certain other damages. In April 2010, the Company filed a Motion to Dismiss the claim for unpaid wages under the North Carolina wage and hour laws. The court has not ruled yet on this Motion. Although the Company disagrees with the allegations that it has violated federal and North Carolina wage and hour laws and the Company believes it has valid defenses with respect to this matter, litigation is inherently unpredictable. At this time, it is not possible to determine the outcome of, or estimate the liability related to, this action and the Company has not made any provision for losses in connection with it.

Other Litigation Matters

Due to the nature of its activities, the Company is also, at times, subject to pending and threatened legal actions that arise out of the ordinary course of business. In the opinion of management, based in part upon advice

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

of legal counsel, the disposition of any such matters is not expected to have a material effect on the Company's results of operations, financial condition or cash flows. However, the results of legal actions cannot be predicted with certainty. Therefore, it is possible that the Company's results of operations, financial condition or cash flows could be materially adversely affected in any particular period by the unfavorable resolutions of one or more legal actions.

Lease Commitments:

Minimum rental commitments under non-cancelable operating leases, primarily for office and rental facilities, at January 1, 2011, consist of the following:

2011	$21,886
2012	14,863
2013	9,649
2014	6,634
2015	5,657
2016 and thereafter	7,833
Total	$66,522

Total rent expense charged to operations under these leases for the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009 was $35,152, $34,772 and $33,801, respectively.

15. Segment and Geographic Data

The Company has two reportable segments: WWI and WW.com. WWI has multiple operating segments which have been aggregated into one reportable segment. WWI and WW.com are two separate and distinct businesses for which discrete financial information is available. This discrete financial information is maintained and managed separately and is reviewed regularly by the chief operating decision maker. All intercompany activity is eliminated in consolidation.

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Information about the Company's reportable operating segments is as follows:

	Year Ended January 1, 2011			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,210,995	$241,042	$ —	$1,452,037
Intercompany revenue	22,801		(22,801)	—
Total revenue	$1,233,796	$241,042	$ (22,801)	$1,452,037
Depreciation and amortization	$ 30,068	$ 3,603	$ —	$ 33,671
Operating income	$ 303,138	$ 87,207	$ —	$ 390,345
Interest expense				76,204
Other expense, net				963
Provision for taxes				120,656
Net income				$ 192,522
Total assets	$1,124,382	$261,912	$(294,307)	$1,091,987

	Year Ended January 2, 2010			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,201,123	$197,790	$ —	$1,398,913
Intercompany revenue	18,793		(18,793)	—
Total revenue	$1,219,916	$197,790	$ (18,793)	$1,398,913
Depreciation and amortization	$ 25,088	$ 4,884	$ —	$ 29,972
Operating income	$ 293,382	$ 63,268	$ —	$ 356,650
Interest expense				66,722
Other income, net				(228)
Provision for taxes				115,585
Net income				$ 174,571
Total assets	$1,202,767	$179,049	$(294,307)	$1,087,509

WEIGHT WATCHERS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year Ended January 3, 2009			
	WWI	WW.com	Intercompany Eliminations	Consolidated
Revenues from external customers	$1,347,380	$188,432	$ —	$1,535,812
Intercompany revenue	17,720	105	(17,825)	—
Total revenue	$1,365,100	$188,537	(17,825)	$1,535,812
Depreciation and amortization	$ 20,150	$ 5,809	$ —	$ 25,959
Operating income	$ 361,548	$ 63,499	$ —	$ 425,047
Interest expense				92,667
Other income, net				(1,969)
Provision for taxes				132,002
Net income				$ 202,347
Total assets	$1,268,408	$132,651	$(294,307)	$1,106,752

The following table presents information about the Company's sources of revenue and other information by geographic area. There were no material amounts of sales or transfers among geographic areas and no material amounts of US export sales.

	Revenues for the Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
NACO meeting fees	$ 545,289	$ 546,957	$ 625,277
International Company-owned meeting fees	274,357	270,566	282,807
Product sales	304,961	292,086	339,775
Franchise royalties	12,133	13,078	16,186
Internet revenues	238,756	195,985	185,806
Other	76,541	80,241	85,961
	$1,452,037	$1,398,913	$1,535,812

	Revenues for the Year Ended		
	January 1, 2011	January 2, 2010	January 3, 2009
North America	$ 957,598	$ 915,789	$1,016,698
United Kingdom	176,714	178,579	180,114
Continental Europe	250,844	248,773	281,053
Australia, New Zealand and other	66,881	55,772	57,947
	$1,452,037	$1,398,913	$1,535,812

	Long-Lived Assets		
	January 1, 2011	January 2, 2010	January 3, 2009
North America	$ 830,422	$ 832,012	$ 828,580
United Kingdom	18,535	17,015	13,919
Continental Europe	7,506	6,931	7,131
Australia, New Zealand and other	21,718	21,703	16,277
	$ 878,181	$ 877,661	$ 865,907

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16. Fair Value Measurements

Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

When measuring fair value, the Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value of Financial Instruments:

The Company's significant financial instruments include long-term debt and interest rate swap agreements.

The fair value of the Company's long-term debt is determined by utilizing average bid prices on or near the end of each fiscal quarter. As of January 1, 2011, the fair value of the Company's long-term debt was approximately $1,358,738.

Derivative Financial Instruments

The fair values for the Company's derivative financial instruments are determined using observable current market information such as the prevailing LIBOR interest rate and LIBOR yield curve rates and include consideration of counterparty credit risk. See Note 17 for disclosures related to derivative financial instruments. The following table presents the aggregate fair value of the Company's derivative financial instruments:

		Fair Value Measurements Using:		
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap asset at January 1, 2011	$ —	$—	$ —	$—
Interest rate swap asset at January 2, 2010	$ 1,692	$—	$ 1,692	$—
Interest rate swap liability at January 1, 2011	$39,753	$—	$39,753	$—
Interest rate swap liability at January 2, 2010	$40,947	$—	$40,947	$—

17. Derivative Instruments and Hedging

As of January 1, 2011 and January 2, 2010, the Company had in effect interest rate swaps with notional amounts of $1,110,000 and $900,000, respectively. In January 2009, the Company entered into a forward-starting interest rate swap with an effective date of January 4, 2010 and a termination date of January 27, 2014. During the term of this forward-starting interest rate swap, the notional amount will fluctuate. The initial notional amount was $425,000 and the highest notional amount will be $755,000.

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The Company is hedging forecasted transactions for periods not exceeding the next five years. At January 1, 2011, given the current configuration of its debt, the Company estimates that no derivative gains or losses reported in accumulated other comprehensive income (loss) will be reclassified to the Statement of Income within the next 12 months due to hedge ineffectiveness.

As of January 1, 2011 and January 2, 2010, cumulative losses for qualifying hedges were reported as a component of accumulated other comprehensive income (loss) in the amounts of $24,119 ($39,539 before taxes) and $23,735 ($38,910 before taxes), respectively. For the fiscal years ended January 1, 2011, January 2, 2010 and January 3, 2009, there were no fair value adjustments recorded in the Statements of Income since all hedges were considered qualifying and effective.

The Company expects approximately $15,860 ($26,000 before taxes) of derivative losses included in accumulated other comprehensive income/(loss) at January 1, 2011, based on current market rates, will be reclassified into earnings within the next 12 months.

18. Quarterly Financial Information (Unaudited)

The following is a summary of the unaudited quarterly consolidated results of operations for the fiscal years ended January 1, 2011 and January 2, 2010.

	For the Fiscal Quarters Ended			
	April 3, 2010	July 3, 2010	October 2, 2010	January 1, 2011
Fiscal year ended January 1, 2011				
Revenues, net	$387,997	$376,742	$330,606	$356,692
Gross profit	211,683	211,671	178,509	188,767
Operating income	91,427	112,158	90,447	96,313
Net income attributable to the Company	44,577	56,306	44,437	48,915
Basic EPS attributable to the Company	$ 0.58	$ 0.73	$ 0.59	$ 0.66
Diluted EPS attributable to the Company	$ 0.58	$ 0.73	$ 0.59	$ 0.66

	For the Fiscal Quarters Ended			
	April 4, 2009	July 4, 2009	October 3, 2009	January 2, 2010
Fiscal year ended January 2, 2010				
Revenues, net	$390,578	$372,526	$324,494	$311,315
Gross profit	212,173	207,469	177,995	130,337
Operating income	93,845	111,340	101,240	50,225
Net income attributable to the Company	47,306	58,762	52,569	18,707
Basic EPS attributable to the Company	$ 0.61	$ 0.76	$ 0.68	$ 0.24
Diluted EPS attributable to the Company	$ 0.61	$ 0.76	$ 0.68	$ 0.24

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

As discussed in further detail in Note 14, the Company received an adverse tax ruling that its UK leaders should have been classified as employees for UK tax purposes and, as such, the Company should have withheld

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

tax from its leaders pursuant to the PAYE and NIC collection rules and remitted such amounts to HMRC. In connection with this ruling, the Company recorded a charge of approximately $36,660 to cost of revenues in the fourth quarter of fiscal 2009.

As discussed in further detail in Note 14, in the second quarter of fiscal 2008, the Company received an adverse tax ruling with respect to the imposition of UK VAT on revenues earned by its UK subsidiary. In connection with this ruling, the Company recorded a charge of approximately $27,900 as an offset to revenue in fiscal 2008. Beginning in the third quarter of fiscal 2008, the Company recorded as an offset to revenue VAT charges associated with UK meeting fees as earned, consistent with the aforementioned ruling. Furthermore, as a result of the expiration of the statutory time period with respect to UK VAT owed prior to October 1, 2005, the Company recorded in the fourth quarter of fiscal 2008 as a benefit to revenue for the periods prior to October 1, 2005 an amount of approximately $9,200 as an offset against reserves previously recorded including in part the charge recorded against revenue in the second quarter of fiscal 2008. In the fourth quarter of fiscal 2010, the Company reversed the remaining reserve related to this matter in the amount of approximately $2,028 as a benefit to revenue.

19. Recently Issued Accounting Pronouncements

In January 2010, the FASB issued authoritative guidance revising certain disclosure requirements concerning fair value measurements. The guidance requires an entity to disclose separately significant transfers into and out of Levels 1 and 2 of the fair value hierarchy and to disclose the reasons for such transfers. It also requires the presentation of purchases, sales, issuances and settlements within Level 3, on a gross basis rather than a net basis. These new disclosure requirements were effective for the Company beginning with its first fiscal quarter of 2010, except for the additional disclosure of Level 3 activity, which is effective for fiscal years beginning after December 15, 2010. The Company did not have any such transfers into and out of Levels 1 and 2 during the twelve months ended January 1, 2011. The Company is currently evaluating the full impact of this guidance, but does not expect it to have a material impact on the disclosures in its consolidated financial statements in future filings.

In October 2009, new revenue recognition guidance was issued regarding arrangements with multiple deliverables. The new guidance permits companies to recognize revenue from certain deliverables earlier than previously permitted, if certain criteria are met. The new guidance is effective for fiscal years beginning on or after June 15, 2010 and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In May 2009, new accounting guidance was issued which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, an amendment to this guidance was issued to eliminate the requirement to disclose the date through which a company has evaluated subsequent events.

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SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES (IN THOUSANDS)

	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions[1]	Balance at End of Period
FISCAL YEAR ENDED JANUARY 1, 2011					
Allowance for doubtful accounts	$ 3,762	$2,840	$ —	$ (1,411)	$ 5,191
Inventory and other reserves	$ 5,368	$7,917	$ —	$ (9,337)	$ 3,948
Tax valuation allowance	$21,967	$2,162	$ 982	$ (122)	$24,989
FISCAL YEAR ENDED JANUARY 2, 2010					
Allowance for doubtful accounts	$ 3,513	$1,220	$ —	$ (971)	$ 3,762
Inventory and other reserves	$ 4,274	$7,928	$ —	$ (6,834)	$ 5,368
Tax valuation allowance	$16,118	$5,212	$ 652	$ (15)	$21,967
FISCAL YEAR ENDED JANUARY 3, 2009					
Allowance for doubtful accounts	$ 2,591	$1,447	$ —	$ (525)	$ 3,513
Inventory and other reserves	$ 4,372	$9,996	$ —	$(10,094)	$ 4,274
Tax valuation allowance	$10,917	$5,795	$ —	$ (594)	$16,118

(1) Primarily represents the utilization of established reserves, net of recoveries, where applicable.

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EXHIBIT INDEX

Exhibit Number	Description
**2.1	Agreement and Plan of Merger, dated as of June 13, 2005, by and among Weight Watchers International, Inc., WeightWatchers.com, Inc. and SCW Merger Sub, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
**2.2	Redemption Agreement, dated as of June 13, 2005, by and among Artal Luxembourg, S.A., WeightWatchers.com, Inc., and Weight Watchers International, Inc. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
**3.1	Amended and Restated Articles of Incorporation of Weight Watchers International, Inc. (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 (File No. 001-16769), and incorporated herein by reference).
**3.2	Articles of Amendment to the Articles of Incorporation, as Amended and Restated, of Weight Watchers International, Inc., to Create a New Series of Preferred Stock Designated as Series B Junior Participating Preferred Stock, adopted as of November 14, 2001 (filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 (File No. 001-16769), and incorporated herein by reference).
**3.3	Amended and Restated By-laws of Weight Watchers International, Inc. (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2001 (File No. 001-16769), and incorporated herein by reference).
**4.1	Rights Agreement, dated as of November 15, 2001, between Weight Watchers International, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3 (File No. 333-89444) as filed on May 31, 2002, and incorporated herein by reference).
**4.2	First Amendment, dated as of November 4, 2003, to the Rights Agreement, dated as of November 15, 2001, by and between Weight Watchers International, Inc. and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2003 (File No. 001-16769), and incorporated herein by reference).
**4.3	Specimen of stock certificate representing Weight Watchers International, Inc.'s common stock, no par value (filed as Exhibit 4.6 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).
10.1	Intentionally Omitted.
10.2	Intentionally Omitted.
**10.3	License Agreement, dated as of September 29, 1999, between WW Foods, LLC and Weight Watchers International, Inc. (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).
**10.4	LLC Agreement, dated as of September 29, 1999, between H.J. Heinz Company and Weight Watchers International, Inc. (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).
**10.5	Operating Agreement, dated as of September 29, 1999, between Weight Watchers International, Inc. and H.J. Heinz Company (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-4 (File No. 333-92005) as filed on December 2, 1999, and incorporated herein by reference).

Exhibit Number	Description
**10.6	Stockholders' Agreement, dated as of September 30, 1999, among Weight Watchers International, Inc., Artal Luxembourg, S.A., Merchant Capital, Inc., Logo Incorporated Pty. Ltd., Longisland International Limited, Envoy Partners and Scotiabanc, Inc. (filed as Exhibit 10.9 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).
†**10.7	1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 2000 (File No. 001-16769), and incorporated herein by reference).
†**10.8	Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed on April 8, 2004 (File No. 001-16769), and incorporated herein by reference).
†**10.9	Amendment to Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.10	Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Appendix A of the Company's Definitive Proxy Statement on Schedule 14A filed on March 31, 2008 (File No. 001-16769), and incorporated herein by reference).
**10.11	Amended and Restated Intellectual Property License Agreement, dated as of September 10, 2001, between Weight Watchers International, Inc. and WeightWatchers.com, Inc. (filed as Exhibit No. 10.34 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).
**10.12	Service Agreement, dated as of September 10, 2001, between Weight Watchers International, Inc. and WeightWatchers.com, Inc. (filed as Exhibit No. 10.35 to the Company's Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).
**10.13	Corporate Agreement, dated as of November 5, 2001, between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.36 to Amendment No. 2 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on November 9, 2001, and incorporated herein by reference).
**10.14	Amendment, dated as of July 1, 2005, to the Corporate Agreement, dated as of November 5, 2001, by and between Weight Watchers International, Inc. and Artal Luxembourg, S.A. (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
**10.15	Registration Rights Agreement, dated as of September 29, 1999, among Weight Watchers International, Inc., H.J. Heinz Company and Artal Luxembourg, S.A. (filed as Exhibit 10.38 to Amendment No. 1 to the Company's Registration Statement on Form S-1 (File No. 333-69362) as filed on October 29, 2001, and incorporated herein by reference).
†**10.16	Form of Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (Chief Executive Officer, Chief Financial Officer and General Counsel) (filed as Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 001-16769), and incorporated herein by reference).
†**10.17	Form of Continuity Agreement, between Weight Watchers International, Inc. and certain key executives (certain executive officers) (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description
**10.18	Principal Stockholders Agreement among Weight Watchers International, Inc., WeightWatchers.com, Inc. and Artal Luxembourg, S.A., dated as of June 13, 2005 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.19	Form of Term Sheet for Employee Stock Awards and Form of Terms and Conditions for Employee Stock Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).
†**10.20	Form of Term Sheet for Employee Restricted Stock Unit Awards and Form of Terms and Conditions for Employee Restricted Stock Unit Awards for the 1999 Stock Purchase and Option Plan of Weight Watchers International, Inc. and Subsidiaries, the Weight Watchers International, Inc. 2004 Stock Incentive Plan and the Weight Watchers International, Inc. 2008 Stock Incentive Plan (filed as Exhibit 10.35 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-16769), and incorporated herein by reference).
**10.21	Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company' Quarterly Report on Form 10-Q for the fiscal quarter ended April 1, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.22	Form of Directors Restricted Stock Agreement for Weight Watchers International, Inc. non-employee director restricted stock issued under the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.23	Summary of Non-Employee Director Compensation (filed as Exhibit 10 to the Company's Current Report on Form 8-K, as filed on July 18, 2006 (File No. 001-16769), and incorporated herein by reference).
10.24	Intentionally Omitted.
10.25	Intentionally Omitted.
†**10.26	Statement of Amendments to the 1999 Stock Purchase and Option Plan (filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.27	Statement of Amendments to the Weight Watchers International, Inc. 2004 Stock Incentive Plan (filed as Exhibit 99.4 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).
†**10.28	Statement of Amendments to the Executive Profit Sharing Plan (filed as Exhibit 99.5 to the Company's Current Report on Form 8-K, as filed on December 15, 2006 (File No. 001-16769), and incorporated herein by reference).
**10.29	Stock Purchase Agreement, dated as of December 17, 2006, by and between Weight Watchers International, Inc. and Artal Holdings Sp. z o.o. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on December 21, 2006 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description
**10.30	Commitment Letter, dated December 18, 2006, by and between Weight Watchers International, Inc. and Credit Suisse Securities (USA) LLC and Credit Suisse (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed on December 21, 2006 (File No. 001-16769), and incorporated herein by reference).
**10.31	Amended and Restated Commitment Letter, dated January 8, 2007, by and between Weight Watchers International, Inc., Credit Suisse Securities (USA) LLC, Credit Suisse, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. (filed as Exhibit (b)(1) filed to the Company's Tender Offer Statement on Schedule TO Amendment No. 1, as filed on January 11, 2007 (File No. 005-78065), and incorporated herein by reference).
**10.32	First Amendment, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).
**10.33	Supplement, dated as of January 26, 2007, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., JPMorgan Chase Bank, N.A., JPMorgan Securities Inc., The Bank of Nova Scotia and various financial institutions (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, as filed on January 26, 2007 (File No. 001-16769), and incorporated herein by reference).
†**10.34	Amended and Restated Weight Watchers Executive Profit Sharing Plan, effective as of January 1, 2005 (filed as Exhibit 10.33 to the Company's Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (File No. 001-16769), and incorporated herein by reference).
**10.35	Joint Venture Agreement, dated as of February 5, 2008, between Danone Dairy Asia and Weight Watchers Asia Holdings Ltd. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 2008 (File No. 001-16769), and incorporated herein by reference).
**10.36	Intellectual Property License Agreement, dated as of July 7, 2008, by and between Weight Watchers International, Inc. and Weight Watchers Danone China Limited (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2008 (File No. 001-16769), and incorporated herein by reference).
†*10.37	Offer Letter, dated as of April 26, 2010, by and between Weight Watchers International, Inc. and David Burwick.
†**10.38	Amended and Restated Statement of Principal Terms and Conditions of Employment, dated as of February 27, 2009, by and between Weight Watchers International, Inc. and Melanie (Stubbing) Stack (filed as Exhibit 10.38 to the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.39	Second Amendment, dated as of June 26, 2009, to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as borrower, the lenders party thereto, and The Bank of Nova Scotia, as the administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on July 1, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.40	Amendment to Agreements, dated as of October 1, 2002, by and between Weight Watchers International, Inc., WW Foods, LLC and H.J. Heinz Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 (File No. 001-16769), and incorporated herein by reference).

Exhibit Number	Description
**10.41	Amendment to Operating Agreement, dated August 4, 2009, by and between Weight Watchers International, Inc. and H.J. Heinz Company (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2009 (File No. 001-16769), and incorporated herein by reference).
**10.42	Loan Modification Agreement, dated as of April 8, 2010, relating to the Sixth Amended and Restated Credit Agreement, dated as of May 8, 2006, among Weight Watchers International, Inc., as Borrower, the lenders party thereto, and The Bank of Nova Scotia, as the Administrative Agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K, as filed on April 9, 2010 (File No. 001-16769), and incorporated herein by reference).
*21.1	Subsidiaries of Weight Watchers International, Inc.
*23.1	Consent of Independent Registered Public Accounting Firm.
*31.1	Rule 13a-14(a) Certification by David P. Kirchhoff, President and Chief Executive Officer.
*31.2	Rule 13a-14(a) Certification by Ann M. Sardini, Chief Financial Officer.
*32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 101	
EX-101.INS	XBRL Instance Document
EX-101.SCH	XBRL Taxonomy Extension Schema
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase
EX-101.DEF	XBRL Taxonomy Extension Definition Document
EX-101.LAB	XBRL Taxonomy Extension Label Linkbase
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase

* Filed herewith.

** Previously filed.

† Represents a management arrangement or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIGHT WATCHERS INTERNATIONAL, INC.

Date: March 2, 2011

By: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: March 2, 2011	By: /s/ DAVID P. KIRCHHOFF **David P. Kirchhoff** **President, Chief Executive Officer and Director** **(Principal Executive Officer)**
Date: March 2, 2011	By: /s/ ANN M. SARDINI **Ann M. Sardini** **Chief Financial Officer** **(Principal Financial and Accounting Officer)**
Date: March 2, 2011	By: /s/ RAYMOND DEBBANE **Raymond Debbane** **Director**
Date: March 2, 2011	By: /s/ PHILIPPE J. AMOUYAL **Philippe J. Amouyal** **Director**
Date: March 2, 2011	By: /s/ JOHN F. BARD **John F. Bard** **Director**
Date: March 2, 2011	By: /s/ MARSHA JOHNSON EVANS **Marsha Johnson Evans** **Director**
Date: March 2, 2011	By: /s/ JONAS M. FAJGENBAUM **Jonas M. Fajgenbaum** **Director**
Date: March 2, 2011	By: /s/ SACHA LAINOVIC **Sacha Lainovic** **Director**
Date: March 2, 2011	By: /s/ KIMBERLY ROY TOFALLI **Kimberly Roy Tofalli** **Director**
Date: March 2, 2011	By: /s/ CHRISTOPHER J. SOBECKI **Christopher J. Sobecki** **Director**

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-123642, 333-74066, 333-156185 and 333-165637) of Weight Watchers International, Inc. of our report dated March 2, 2011 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New York, New York
March 2, 2011

EXHIBIT 31.1

CERTIFICATION

I, David P. Kirchhoff, certify that:

1. I have reviewed this Annual Report on Form 10-K of Weight Watchers International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

Signature: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Ann M. Sardini, certify that:

1. I have reviewed this Annual Report on Form 10-K of Weight Watchers International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the Audit Committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2011

Signature: /S/ ANN M. SARDINI

Ann M. Sardini
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350**

In connection with the Annual Report on Form 10-K of Weight Watchers International, Inc. (the "Company") for the fiscal year ended January 1, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David P. Kirchhoff, certify, pursuant to 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 2, 2011

Signature: /s/ DAVID P. KIRCHHOFF

David P. Kirchhoff
President, Chief Executive Officer and Director
(Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of Weight Watchers International, Inc. (the "Company") for the fiscal year ended January 1, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Ann M. Sardini, certify, pursuant to 18 U.S.C. Section 1350, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 2, 2011

Signature: /s/ ANN M. SARDINI

Ann M. Sardini
Chief Financial Officer
(Principal Financial and Accounting Officer)

STOCK PERFORMANCE GRAPH

The following graph sets forth the cumulative return on Weight Watchers International common stock from November 15, 2001, the date on which the Company's common stock commenced trading on the New York Stock Exchange, through December 31, 2010, the last trading day of the Company's fiscal year, as compared to the cumulative return of the Standard & Poor's 500 Index (the "S&P 500 Index") and the cumulative return of the Standard & Poor's MidCap 400 Index (the "S&P MidCap 400 Index"). We selected the S&P 500 Index because it is a broad index of the equity markets. We selected the S&P MidCap 400 Index, which is comprised of issuers having a similar market capitalization with the Company, because we believe that there are no other lines of business or published industry indices or peer groups that provide a more meaningful comparison of the cumulative return of our stock. The graph assumes that $100 was invested on November 15, 2001 in each of (1) the Company's common stock, (2) the S&P 500 Index and (3) the S&P MidCap 400 Index and that all dividends were reinvested.



$250
$200
$150
$100
$50
$0
11.15.01
12.28.01
12.27.02
01.02.04
12.31.04
12.30.05
12.29.06
12.28.07
01.02.09
12.31.09
12.31.10
Weight Watchers International, Inc.
S&P 500 Index
S&P MidCap 400 Index

	Cumulative Total Return ($)										
Company/Index	**11.15.01**	**12.28.01**	**12.27.02**	**01.02.04**	**12.31.04**	**12.30.05**	**12.29.06**	**12.28.07**	**01.02.09**	**12.31.09**	**12.31.10**
Weight Watchers International, Inc.	100.00	113.22	153.73	132.14	139.22	167.56	180.76	158.06	103.60	106.77	140.58
S&P 500 Index	100.00	100.88	78.58	101.12	112.13	117.63	136.21	143.70	90.53	114.49	131.74
S&P MidCap 400 Index	100.00	105.17	89.89	121.90	142.00	159.83	176.32	190.39	121.41	166.79	211.23



Corporate and Shareholder Information

The 2011 Annual Meeting of Shareholders of Weight Watchers International, Inc.

Location
The Helmsley Park Lane Hotel
36 Central Park South, New York, NY 10019

Date
Tuesday, May 10, 2011
at 10:00 a.m. Eastern Time

Corporate Headquarters
11 Madison Avenue, 17th Floor
New York, NY 10010
www.weightwatchersinternational.com

Common Stock
New York Stock Exchange Symbol: WTW

Shareholder Relations
Jeffrey A. Fiarman, Corporate Secretary
(212) 589-2700

Transfer Agent and Registrar
Questions regarding stock holdings, certificate replacement/transfer, and address changes should be directed to:

Computershare
250 Royall Street
Canton, MA 02021
(781) 575-2879
www.computershare.com

Auditors
PricewaterhouseCoopers LLP

Investor Relations
Brainerd Communicators, Inc.
521 Fifth Avenue, 8th Floor
New York, NY 10175
(212) 986-6667; (212) 986-8302 (fax)

Front Cover
Actual Weight Watchers Success Stories and Online Achievers

Alycia, Jennifer, Jim, Yako, Cecelia, Jill, Laura, Erik, Steve, Dinorah, Meredith